SHINHAN BANK

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditors' Report Thereon)

Contents

KPMG SAMJONG

KPMG SAMJONG Accounting Corp.
152, Teheran-ro, Gangnam-gu, Seoul 06236
(Yeoksam-dong, Gangnam Finance Center 27th Floor)
Republic of Korea

Tel +82 (2) 2112 0100
Fax +82 (2) 2112 0101
www.kr.kpmg.com

Independent Auditors' Report

Based on a report originally issued in Korean

To the Board of Directors and Stockholder of
Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (the "Bank"), which comprise the separate statements of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards ("K-IFRS").

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing ("KSAs"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditors' Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal

control.

- Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Bank to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
March 3, 2026

This report is effective as of March 3, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2025 and 2024

(In millions of Korean won)	Notes		2025	2024
Assets				
Cash and due from banks	3,5,8,40,41	₩	24,283,077	25,173,671
Securities at fair value through profit or loss	3,6,41		31,051,245	25,892,162
Derivative assets	3,7,41		5,092,017	7,400,039
Loans at amortized cost	3,8,41		363,618,144	351,575,129
Loans at fair value through profit or loss	3,8		506,781	745,412
Securities at fair value through other comprehensive income	3,9,17		59,845,241	51,096,393
Securities at amortized cost	3,9,17		25,964,036	27,011,804
Property and equipment	10,11,16,17		2,188,781	2,366,429
Intangible assets	12		753,755	936,272
Investments in subsidiaries and associates	13		2,943,223	2,854,736
Investment properties	14		654,612	611,208
Net defined benefit assets	23		317,438	261,805
Current tax assets	37		4,892	8,542
Other assets	3,8,15,41		32,167,367	15,825,559
Non-current assets held for sale	16		41,069	-
Total assets		₩	549,431,678	511,759,161
Liabilities				
Financial liabilities designated at fair value through profit or loss	18	₩	287,849	261,299
Deposits	3,19,41		396,097,125	375,641,186
Financial liabilities at fair value through profit or loss	3,20		1,522,071	597,058
Derivative liabilities	3,7,41		4,848,166	7,530,742
Borrowings	3,21,40,41		28,042,446	21,838,763
Debt securities issued	3,22,40		40,478,377	43,524,701
Provisions	24,39,41		605,144	447,008
Current tax liabilities	37		532,905	201,330
Deferred tax liabilities	37		331,820	303,872
Other liabilities	3,11,25,41,42		42,136,187	28,084,827
Total liabilities			514,882,090	478,430,786
Equity				
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		1,949,195	2,088,595
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		5,563	6,103
Accumulated other comprehensive loss	26,37		(134,097)	(58,359)
Retained earnings	26,27		24,402,769	22,965,878
(Regulatory reserve for loan loss)			(2,629,890)	(2,233,852)
(Required provision for regulatory reserve for loan loss)			(137,663)	(396,038)
(Expected provision for regulatory reserve for loan loss)			(137,663)	(396,038)
Total equity			34,549,588	33,328,375
Total liabilities and equity		₩	549,431,678	511,759,161

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except earnings per share data)	Notes		2025	2024
Interest income				
Financial instruments at fair value through profit or loss		₩	654,146	703,730
Financial instruments at fair value through other comprehensive income and amortized cost			17,970,242	18,964,453
Interest expense			10,629,344	12,017,026
Net interest income	3,28,36,41		7,995,044	7,651,157
Fees and commission income			1,466,944	1,293,877
Fees and commission expense			295,796	293,673
Net fees and commission income	3,29,36,41		1,171,148	1,000,204
Dividend income	30,36		66,871	76,658
Net gain on financial instruments at fair value through profit or loss	6,20,31,36,41		387,717	278,110
Net foreign currencies transaction gain	36		510,396	206,356
Net gain (loss) on financial instruments designated at fair value through profit or loss	18		23,446	(6,466)
Net gain on disposal of securities at fair value through other comprehensive income	9,36		167,483	98,164
Net loss on disposal of securities at amortized cost	9		(56)	(41)
Provision for credit loss allowance	3,8,9,24,41		593,394	308,568
General and administrative expenses	32,41		3,701,518	3,459,539
Net other operating expenses	34,36,41		(1,502,977)	(1,369,210)
Operating income			4,524,160	4,166,825
Net non-operating expense	35		(250,731)	(269,910)
Profit before income taxes			4,273,429	3,896,915
Income tax expense	37		1,088,470	864,543
Profit for the year	27		3,184,959	3,032,372
(Adjusted profit after reflection of regulatory reserve for loan loss For the year ended December 31, 2025: 3,047,296 million won For the year ended December 31, 2024: 2,636,334 million won)				
Other comprehensive income for the year, net of income tax				
Items that are or may be reclassified subsequently to profit or loss:				
Foreign currency translation differences for foreign operations			(23,672)	64,395
Unrealized net change in fair value of securities at fair value through other comprehensive income			(188,976)	304,897

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2025 and 2024

(In millions of Korean won, except earnings per share data)	Notes		2025	2024
Items that will not be reclassified to profit or loss:				
Remeasurements of defined benefit plans		₩	(11,797)	(9,113)
Unrealized net change in fair value of securities at fair value through other comprehensive income			153,191	60,076
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			3	(1)
Other comprehensive income (loss) for the year, net of income tax	3,26,37		(71,251)	420,254
Total comprehensive income for the year		₩	3,113,708	3,452,626
Basic and diluted earnings per share in won	38		1,953	1,859

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2024

(In millions of Korean won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2024	₩	7,928,078	1,988,535	398,080	5,895	(472,747)	21,209,071	31,056,912
Total comprehensive income (loss), net of income tax								
Profit for the year		-	-	-	-	-	3,032,372	3,032,372
Other comprehensive income (loss) for the year								
Foreign currency translation differences for foreign operations		-	-	-	-	64,395	-	64,395
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	359,107	5,866	364,973
Remeasurements of defined benefit plans		-	-	-	-	(9,113)	-	(9,113)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(1)	-	(1)
		-	-	-	-	414,388	3,038,238	3,452,626
Transactions with owners in their capacity as owners								
Annual dividends to equity holder		-	-	-	-	-	(1,196,396)	(1,196,396)
Dividends to hybrid bond holders		-	-	-	-	-	(84,150)	(84,150)
Issuance of hybrid bonds		-	399,387	-	-	-	-	399,387
Redemption of hybrid bonds		-	(299,327)	-	(673)	-	-	(300,000)
Share-based payment transactions		-	-	-	(4)	-	-	(4)
Others		-	-	-	885	-	(885)	-
		-	100,060	-	208	-	(1,281,431)	(1,181,163)
Balance at December 31, 2024	₩	7,928,078	2,088,595	398,080	6,103	(58,359)	22,965,878	33,328,375

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2025

(In millions of Korean won)

		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2025	₩	7,928,078	2,088,595	398,080	6,103	(58,359)	22,965,878	33,328,375
Total comprehensive income (loss), net of income tax								
Profit for the year		-	-	-	-	-	3,184,959	3,184,959
Other comprehensive income (loss) for the year								
Foreign currency translation differences for foreign operations		-	-	-	-	(23,672)	-	(23,672)
Unrealized net changes in fair values of securities at fair value through other comprehensive income		-	-	-	-	(40,272)	4,487	(35,785)
Remeasurements of defined benefit plans		-	-	-	-	(11,797)	-	(11,797)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3	-	3
		-	-	-	-	(75,738)	3,189,446	3,113,708
Transactions with owners in their capacity as owners								
Annual dividends to equity holder		-	-	-	-	-	(1,662,952)	(1,662,952)
Dividends to hybrid bond holders		-	-	-	-	-	(88,930)	(88,930)
Issuance of hybrid bonds		-	399,387	-	-	-	-	399,387
Redemption of hybrid bonds		-	(538,787)	-	(1,213)	-	-	(540,000)
Others		-	-	-	673	-	(673)	-
		-	(139,400)	-	(540)	-	(1,752,555)	(1,892,495)
Balance at December 31, 2025	₩	7,928,078	1,949,195	398,080	5,563	(134,097)	24,402,769	34,549,588

See accompanying notes to the separate financial statements.

SHINHAN BANK
Separate Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of Korean won)		2025	2024
Cash flows from operating activities			
Profit for the year	₩	3,184,959	3,032,372
Adjustments for:			
Income tax expense		1,088,470	864,543
Interest income		(18,624,388)	(19,668,183)
Interest expense		10,629,344	12,017,026
Dividend income		(66,871)	(76,658)
		(6,973,445)	(6,863,272)
Non-cash income and expense items:			
Net gain on financial instruments at fair value through profit or loss		(181,314)	(313,277)
Net gain on non-cash foreign currencies transactions		(68,993)	(55,619)
Net loss (gain) on financial instruments designated at fair value through profit or loss		(23,446)	6,466
Net gain on disposal of securities at fair value through other comprehensive income		(167,483)	(98,164)
Net loss on disposal of securities at amortized cost		56	41
Provision for credit loss allowance		593,394	308,568
Non-cash employee benefits		146,596	100,853
Depreciation and amortization		492,379	464,406
Net non-cash other operating expenses		267,851	217,585
Non-operating expenses		181,642	174,960
		1,240,682	805,819
Changes in assets and liabilities:			
Deposits at amortized cost		(565,489)	274,779
Securities at fair value through profit or loss		(4,333,957)	(529,783)
Derivative assets		6,058,152	2,773,352
Loans at amortized cost		(13,064,079)	(33,131,186)
Loans at fair value through profit or loss		239,374	(228,127)
Other assets		(16,287,997)	1,663,999
Deposits due to customers		20,694,269	35,434,069
Financial liabilities at fair value through profit or loss		399,278	11,954
Derivative liabilities		(5,823,190)	(2,645,069)
Defined benefit liabilities		(173,821)	(78,378)
Provisions		(36,773)	(451,073)
Other liabilities		14,699,847	(6,369,658)
		1,805,614	(3,275,121)
Income tax paid		(697,081)	(612,042)
Interest received		18,378,635	19,695,525
Interest paid		(11,096,646)	(11,563,384)
Dividends received		71,313	107,398
Net cash inflow from operating activities		5,914,031	1,327,295

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2025 and 2024

(In millions of Korean won)		2025	2024
Cash flows from investing activities			
Net cash flow of derivative financial instruments for hedges	₩	16,051	45,974
Proceeds from decrease of securities at fair value through profit or loss		1,516,419	703,254
Acquisition of securities at fair value through profit or loss		(2,118,292)	(2,262,642)
Proceeds from decrease of securities at fair value through other comprehensive income		39,364,298	36,510,846
Acquisition of securities at fair value through other comprehensive income		(47,889,009)	(36,178,368)
Proceeds from decrease of securities at amortized cost		6,572,915	6,591,267
Acquisition of securities at amortized cost		(5,289,119)	(4,444,063)
Proceeds from disposal of property and equipment		84	225
Acquisition of property and equipment		(126,231)	(117,127)
Proceeds from disposal of intangible assets		5,465	16
Acquisition of intangible assets		(246,934)	(346,662)
Proceeds from disposal of investments in associates and others		20,989	51,139
Acquisition of investments in associates and others		(109,647)	(349,121)
Acquisition of investment properties		(4,564)	(2,893)
Proceeds from disposal of non-current assets for sale		23,341	-
Decrease in other assets		351,559	539,398
Increase in other assets		(356,044)	(511,758)
Net cash inflow (outflow) from investing activities		(8,268,719)	229,485
Cash flows from financing activities			
Net cash flow of derivative financial instruments for hedges		3,026	(9,420)
Increase in financial liabilities designated at fair value through profit or loss		99,985	-
Decrease in financial liabilities designated at fair value through profit or loss		(50,000)	-
Net increase (decrease) in borrowings		6,207,295	(5,318,929)
Proceeds from issuance of debt securities		17,524,577	25,075,509
Redemption of debt securities		(20,775,823)	(17,207,263)
Dividends paid		(1,751,882)	(1,280,546)
Issuance of hybrid bonds		399,387	399,387
Redemption of hybrid bonds		(540,000)	(300,000)
Increase in other liabilities		53,168	146,039
Decrease in other liabilities		(186,096)	(272,041)
Net cash inflow from financing activities		983,637	1,232,736
Effect of exchange rate fluctuations on cash and cash equivalents held		15,849	145,081
Net increase (decrease) in cash and cash equivalents		(1,355,202)	2,934,597
Cash and cash equivalents at the beginning of the year (Note 40)		24,986,635	22,052,038
Cash and cash equivalents at the end of the year (Note 40)	₩	23,631,433	24,986,635

See accompanying notes to the separate financial statements.

1. Reporting entity

Shinhan Bank (hereinafter referred to as the "Bank") was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hansung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations. The Bank has its headquarters at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999 and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2025, the Bank has 1,585,615,506 outstanding common shares with par value of ₩7,928,078 million, 100% owned by Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group"). As of December 31, 2025, the Bank operates through 537 domestic branches, 113 depository offices, 25 premises and 14 overseas branches.

2. Material accounting policies

The material accounting policies adopted by the Bank are as follows.

(a) Basis of financial statements preparation

The separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea ("K-IFRS"), as prescribed in the *Article 5(1)1 Act on External Audit of Stock Companies.*

The separate financial statements of the Bank are separate financial statements prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements'* in which presented based on direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee's reported performance and net assets.

The financial statements for the current and comparative periods (December 31, 2025 and 2024) were prepared in accordance with the accounting policies described below.

(b) Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

- derivative financial instruments are measured at fair value
- financial instruments at fair value through profit or loss ("FVTPL") are measured at fair value
- financial instruments at fair value through other comprehensive income ("FVTOCI") are measured at fair value
- share-based payment arrangements are initially measured at fair value on grant date
- changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
- liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

2. <u>Material accounting policies (continued)</u>

(c) Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation. These separate financial statements are presented in Korean won, which is the Bank's functional currency and the currency of the primary economic environment in which the Bank operates.

(d) Use of estimates and judgements

In preparation of the financial statements according to K-IFRS, the use of estimates and assumptions is required for the application of accounting policies or matters affecting the reporting amounts of assets, liabilities and revenues and expenses as of December 31, 2025. When estimates and assumptions based on management's judgment as of December 31, 2025 differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions are continually reviewed, and changes in accounting estimates are recognized during the period in which the estimate is changed and the future period in which it will be affected. Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 4.

The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVTOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, *'Financial Instruments'*. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2025 are described in Note 3.

The Bank estimates expected credit losses in accordance with K-IFRS No. 1109, *'Financial Instruments,'* using future economic outlook information. Considering increased uncertainties in both domestic and international economies, such as inflation and rising market interest rates, The Bank utilizes future economic outlook information on key variables such as GDP growth rate, consumer price index inflation rate, and unemployment rate to estimate forecasted default rates and loss rates upon default. The Bank continually monitors the impact of domestic and international economic uncertainties on the economy. The effect of these uncertainties on The Bank's expected credit losses is disclosed in Note 8, *Loan (b) changes in allowance for impairment and book value.*

(e) New and amended standards and interpretations

The Bank has applied the following standards and interpretations for the first time for its annual reporting period commencing January 1, 2025.

i) Amendments to K-IFRS No. 1021, 'The Effects of Changes in Foreign Exchange Rates' and K-IFRS No. 1101, 'First-time adoption of Korean International Financial Reporting Standards ' – Lack of exchangeability

The amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. The above amendments are applied prospectively for annual reporting periods beginning on or after 1 January 2025 with earlier application permitted. The adoption of the amendments did not have a material impact on the Bank's separate financial statements.

2. Material accounting policies (continued)

(e) New and amended standards and interpretations (continued)

The following new and amended standards and interpretations that have been established or announced but have not been adopted by the Bank since the effective date has not yet been reached.

i) K-IFRS No. 1109 'Financial Instruments' and K-IFRS No. 1107 'Financial Instruments: Disclosures' – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. The Bank is currently assessing the impact of the amendments on the consolidated financial statements.

ii) K-IFRS Annual Improvements

K-IFRS annual improvements are applied for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. There is no significant impact expected on the consolidated financial statements from these amendments.

- K-IFRS No. 1109 '*Financial Instruments*' – Derecognition of lease liabilities and transaction price
- K-IFRS No. 1110 '*Consolidated Financial Statements*' – Determination of 'de facto agent'
- K-IFRS No. 1101 '*First-time adoption of Korean International Financial Reporting Standards*' – Hedging accounting by a first-time adopter
- K-IFRS No. 1107 '*Financial Instruments: Disclosures*' – Gain or loss on derecognition
- K-IFRS No. 1007 '*Statement of Cash Flows*' – Cost method

iii) K-IFRS No. 1118 'Presentation and Disclosure in Financial Statements'

K-IFRS No. 1118 '*Presentation and Disclosure in Financial Statements*' replaces K-IFRS No. 1001 '*Presentation of Financial Statements*'. K-IFRS No. 1118 carries forward many of the requirements of K-IFRS No. 1001 without significant changes and introduces new requirements. Certain paragraphs of K-IFRS No. 1001 have been relocated to K-IFRS No. 1008 and K-IFRS No. 1107, and K-IFRS No. 1007 and K-IFRS No. 1033 have been amended.

- Presentation of specified categories and defined subtotals in the statement of profit or loss
- Disclosure of management-defined performance measures (MPMs) within the notes to the financial statements
- Improvements to aggregation and disaggregation requirements

K-IFRS No. 1118 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to K-IFRS No. 1007 and K-IFRS No. 1033, as well as the revised K-IFRS No. 1008 and K-IFRS No. 1107, will be effective upon the application of K-IFRS No. 1118. The Bank is currently assessing the impact of the new accounting standard on consolidated financial statements.

2. Material accounting policies (continued)

(f) Approval date of the financial statements

The separate financial statements of the Bank were authorized for issue by the Board of Directors on February 4, 2026, and the separate financial statements will be submitted for approval to the stockholder's meeting held on March 20, 2026.

(g) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, *'Separate Financial Statements'*. The Bank's investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, *'First-time Adoption of K-IFRS'* are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(h) Foreign currency translation

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(i) Cash and cash equivalents

The Bank classifies cash balances, call deposits and highly liquid investment assets with original maturities of three months or less from the acquisition date that are easily converted into a fixed amount of cash and are subject to an insignificant risk of changes in their fair value as cash and cash equivalents.

(j) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVTOCI are classified as financial assets at FVTPL.

The Bank subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVTOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Bank recognizes dividends in profit or loss when the Bank's right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVTOCI is not recognized separately.

2. Material accounting policies (continued)

(j) Non-derivative financial assets (continued)

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank's business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVTOCI, or at FVTPL. Debt instruments are reclassified only when the Bank's business model changes.

(1) Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income.

(2) Financial assets at FVTOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVTOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVTOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the 'Interest income' in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the 'Net foreign currency transaction gain' and 'Provision for credit loss allowance' in the separate statement of comprehensive income, respectively.

(3) Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVTOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in 'Net gain on financial assets at fair value through profit or loss' in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

2. Material accounting policies (continued)

(k) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVTOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets	

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The 'lifetime' refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a material increase in credit risk and estimates the expected credit loss on a forward-looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward-looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow. The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable. When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance. At the end of the reporting period, the Bank recognizes in profit or loss the amount of the change in loss allowance.

iii) Financial assets at FVTOCI

The expected credit loss on the financial assets at FVTOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income. As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

2. Material accounting policies (continued)

(l) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequently, after the initial recognition, derivatives are measured at fair value at the end of every reporting period, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

(1) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if risk management strategy or purpose will be changed, the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

(2) Cash flow hedges

When a derivative that meet the application requirements of cash flow hedges is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss. However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

2. Material accounting policies (continued)

(l) Derivative financial instruments (continued)

i) Hedge accounting (continued)

(3) Hedge of net investment

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "The Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

ii) Embedded derivatives

If a hybrid contract contains a host that is not a financial asset, embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

(m) Property and equipment

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset:

The estimated useful lives for the years ended December 31, 2025 and 2024 are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

2. Material accounting policies (continued)

(n) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets is carried out on a straight-line basis over their estimated useful lives from the date they are available for use, with a residual value of zero. However, for certain intangible assets, where the period over which they are expected to be available for use is not reasonably determinable, the useful life of the intangible assets is considered indefinite, and therefore, not subject to amortization.

Descriptions	Useful lives
Software	5 years or contract periods
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(o) Investment properties

An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

2. Material accounting policies (continued)

(p) Leases

The Bank leases various tangible assets, such as real estate and vehicles, and the terms of the leases are negotiated individually and include a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, except that the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Bank recognizes a right-of-use asset and a lease liability. The payment of each lease is allocated to the repayment of the liability and finance costs. The Bank recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as finance costs.

Right-of-use assets are depreciated using a straight-line method from the inception of the lease over the lease term of the right-of-use assets.

Lease liabilities are measured at present value of the lease payments that are not paid at the commencement date of the lease agreement and included in other liabilities. Lease payments included in the measurement of the lease liabilities consist of the following:

- Fixed lease payments (including in-substance fixed payments, less any lease incentives receivable)
- Variable lease payments depending on an index or a rate
- Amounts expected to be paid by the lessee under a residual value guarantee
- The exercise price under a purchase option that the lessee is reasonably certain to exercise
- Payments of penalties for early terminating a lease unless the lessee is reasonably certain not to terminate early

If the implicit interest rate in the lease can be readily determined, the lease payments shall be discounted using that rate, and if that rate cannot be readily determined, the lessee shall use the lessee’s incremental borrowing rate.

The Bank includes right-of-use assets within the same line item as that within which the corresponding underlying assets would be presented if they are owned. Any right-of-use asset that meets the definition of investment property is presented as investment property.

Lease payments associated with short-term leases or leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Additional considerations for the Bank's accounting as a lessee include:

Extension options and termination options are generally included in multiple real estate lease contracts. When estimating the lease term, the Bank considers all relevant facts and circumstances that create an economic incentive to exercise the option to extend the lease, or not to exercise the option to terminate the lease. Period covered by an extension option (or period covered by termination option) is included in lease term only if the lessee is reasonably certain to exercise (or not to exercise) the option. If the lessee and the lessor have the right to terminate without the consent of the other parties, the termination period shall be determined in consideration of the economic disadvantages incurred in terminating the contract. When significant events occur or there are significant changes in circumstances that have affected the lessee's control and the lease term before, the parties reassess whether they are quite certain to exercise the option of extension (or not).

2. Material accounting policies (continued)

(q) Impairment of non-financial assets

The carrying amounts of the Bank's non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2. Material accounting policies (continued)

(r) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. However, once the financial assets are designated at FVTPL, it is irrevocable. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities and other financial liabilities include deposits, borrowings, debentures, etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequently, after the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled or expires).

(s) Paid-in capital

i) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

2. Material accounting policies (continued)

(t) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank's net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

The Bank's net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

(u) Share-based payment transactions

The Bank has granted share-based payment based on Shinhan Financial Group's share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group. The share-based compensation agreement that the Bank has given to its executives and employees is measured in cash-settled.

(v) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

2. Material accounting policies (continued)

(w) Financial guarantee contracts

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:
- Loss allowance in accordance with K-IFRS No.1109, *'Financial Instruments'*
- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, *'Revenue from Contracts with Customers'*

(x) Recognition of revenues and expenses

The Bank's revenues are recognized using five-step revenue recognition model as follows: (1) 'Identifying the contract' → (2) 'Identifying performance obligations' → (3) 'Determining the transaction price' → (4) 'Allocating the transaction price to performance obligations' → (5) 'Recognizing the revenue by satisfying performance obligations'.

i) Interest income and expenses

Interest income and expense are recognized in profit or loss using the effective interest method.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

(1) Fees that are an integral part of the effective interest rate of a financial instrument.
Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower's financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

(2) Fees earned as services are provided
Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

(3) Fees that are earned on the execution of a significant act
The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

2. Material accounting policies (continued)

(y) Income tax

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized.

Tax uncertainties arise from the Bank's tax policies, which may lead to disputes with tax authorities regarding tax assessments due to the complexity of transactions or differences in tax interpretations. The Bank accounts for these uncertainties in accordance with K-IFRIC 2123. Specifically, amounts paid to tax authorities as a result of assessments but expected to be refunded in the future are recognized as tax assets, while amounts expected to be paid as a result of tax audits are recognized as tax liabilities.

(z) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

3. Financial risk management

3-1. Credit risk

Credit risk is the risk of financial loss to the Bank, arising from a counterparty's failure to meet his or her contractual obligation, to which the Bank is exposed. Credit risk is classified as the most important risk to be managed in the Bank's business activities, and the management carefully manages the maximum credit risk exposure. Credit exposure arises principally from due from banks, the lending process related to loans, investment activities in debt securities, drafts in the Bank's asset portfolio and off-balance sheet items including loan commitments.

(a) Credit risk management

The Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the Chief Risk Officer (CRO) as the chairman, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Committee decides the credit risk management plan and the direction of the loan policy for the entire Bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of CCO, the chairman, CRO and the head of the Credit-related Business Group, the head of the Credit Planning Department, and the senior examination personnel to enhance the credit quality of the loan.

The risk management of the assets is primarily carried out by all operating units that hold and manage the assets subject to credit risk, and the credit risk management departments, such as the Risk Management Department and the Credit Planning Department, are responsible for managing the Bank's overall credit risk. The Risk Management Department and the Risk Engineering Department manage credit portfolio by managing credit risk limits and credit maximum exposure limits for the same parties, affiliates, industries, and countries set by the Risk Policy Committee. The Bank also measures and manages risk components such as PD (Probability of Default), LGD (Loss Given Default), and EAD (Exposure at Default) through credit evaluation and collateral management system. As an organization for supporting and checking loan decisions, the Credit Planning Department manages the credit policy and system of the entire Bank, and the Credit Assessment Department conducts independent credit rating and makes loan decisions. In addition, the Credit Review Department conducts individual credit review on large loans.

Each of the Bank’s borrowers (retail and corporate borrowers) is granted a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s personal information, transaction performance with the Bank and external credit rating information. For corporate borrowers, the credit rating is calculated by considering financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, and others. The credit rating, once granted serves as the fundamental instrument in the Bank’s credit risk management and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and estimating allowance for credit loss.

The Bank's credit evaluation system, which reflects the requirements of Basel III, consists of ACE (Automatic Credit Evaluation), credit evaluation system for retail SOHO with a maximum exposure of ₩1 billion or less, and Advanced Internal Rating System (AIRS).

The assessment of corporate loans is conducted through a collective decision-making system in an objective and discreet manner. Generally, the credit is approved by agreement between the branch's RM (Relationship Manager) and examination personnel of each business division. In case of a large or an important credit, the credit is approved by Credit Officer Committee, etc. In particular, the Credit Review Committee, which is the highest decision-making body of loans, examines important loans, such as large loans that exceed the limit. The credit for retail is evaluated in Retail Credit Assessment Department, by automated Credit Scoring System (CSS) based on objective and statistical methods and the Bank's credit policy.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(a) Credit risk management (continued)

The Bank operates an ongoing monitoring system for the regular management of individual credit. The examination personnel and RM are required to conduct loan reviews by automatically identifying companies among corporate loan clients that are expected to become insolvent. The Credit Review Department, independent of the business group, assesses the adequacy of loan review results and may request credit rating adjustment of the company if necessary. In accordance with these procedures, companies expected to become insolvent are classified as one of the following: an early warning company, a watchlist company or a normal company. Each classification is managed according to specific guidelines for each risk stage to prevent loan insolvency at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the Credit Planning Department calculates and manages industrial grades by analyzing and providing company information, along with industry trends.

(b) Risk limit management and risk mitigation policy

To control the credit risk of the Bank at an appropriate level, the following risk limit management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.
- The Risk Management Department establishes and manages limits for credit VaR, and maximum exposure limits. The Credit Planning Department and the Credit Assessment Department conduct maximum exposure limit management for credit risk management.
- The Risk Management Department and Risk Engineering Department establish a credit risk limit operation plan for the entire bank at least once a year and submit it to the Risk Policy Committee.
- Each business unit monitors and complies with credit risk limits assigned to each business unit.
- The risk is reviewed on an annual basis or within the period if deemed necessary, and the limit of risk is set and managed for each sector, such as by the individual, industry and country.
- The maximum exposure for each borrower, including institutions, is managed by sub-level limits that are individually set for accounts in the financial statements and off-balance sheet accounts, and risk limits for daily transactions related to commodity trading including foreign currency forward trading, are also determined.
- Actual maximum exposures against the limits are managed daily.
- Maximum credit risk exposure is managed by analyzing the interest and principal repayment ability of the borrower, and the loan limit may be subject to change if necessary.

Other risk management measures are as follows:

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In general, collateral bond is used to reduce credit risk, and the Bank has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage
- Real estate, inventories, accounts receivable, etc.
- Financial instruments such as debt securities and equity securities

3. Financial risk management (continued)

3-1. Credit risk (continued)

(b) Risk limit management and risk mitigation policy (continued)

i) Collateral (continued)

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, to minimize losses due to credit risk, the Bank requires additional collateral from the counterparty if there are indications of asset impairment.

Collateral for financial assets other than loans varies by the nature of the products. Except for special cases such as Asset Backed Securities (ABS), debt securities are unsecured in general.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

iii) Master netting arrangements

The Bank limits its maximum exposure to credit losses by entering into master netting arrangements with counterparties in performing for a significant number of transactions.

Master netting arrangements generally do not result in offsetting assets and liabilities in the statement of financial position, as transactions are usually set at a gross amount basis. However, the right to offset, which is legally enforceable and affects the realization or settlement of individual financial assets and liabilities, may arise under master netting arrangements, and the credit risk of financial assets associated with this right is reduced by master netting arrangements within the scope of financial liabilities.

The Bank's overall maximum exposure to credit risk that is part of master netting arrangements can vary substantially within a short period of time due to the influence of each transaction covered by the arrangements.

iv) Credit related contracts

Guarantees and credit allowances have the same credit risks as loans. As letter of credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk than a loan. The credit allowances arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In this regard, the Bank is potentially exposed to the same amount as the total unused arrangements. The Bank monitors the maturity of credit agreements because long-term contracts, in general, have greater credit risk than short-term ones.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Bank assesses whether the credit risk on a financial instrument has increased significantly since the initial recognition. When assessing a significant increase in credit risk, the Bank uses the change in the risk of default occurring over the expected life of the financial assets instead of using the change in the amount of expected credit losses.

To make that assessment, the Bank compares the risk of default on financial instruments at the end of the reporting period with the risk of default at the date of initial recognition. The Bank also considers reasonable and supportable information available without undue cost or effort as indicative of significant increases in credit risk since the initial recognition. This information includes the default experience data held by the Bank and the analysis by internal credit risk rating specialists.

i)-1. Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating, based on the borrower's information related to each individual exposure at the time of initial recognition, may change depending on the results of ongoing monitoring and reviews.

i)-2. Measuring term structure of probability of default

Internal credit risk rating is the primary input for determining the term structure for the risk of default. The Bank gathers information by analyzing exposure to credit risk, default data for each type of product/borrower and the results of internal credit risk assessments. For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default over the remaining life of the exposure from the accumulated data and to forecast changes in the estimated probability of default over time.

i)-3. Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk. These indicators generally include changes in the risk of default estimated from internal credit risk changes, qualitative factors, days of delinquency and other factors. The method used to determine whether credit risk of financial instruments has significantly increased since the initial recognitions is summarized as follows:

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

i) Determining significant increases in credit risk since initial recognition (continued)

i)-3. Significant increases in credit risk (continued)

Corporate exposures	Retail exposures
Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary or below	Loan classification of precautionary or below
Monitoring grade under early warning signal model	Monitoring grade under early warning signal model
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans identified with other indicators to confirm significant increases in credit risk
Loans identified with other indicators to confirm significant increases in credit risk	

The Bank assumes the credit risk of financial instrument has increased significantly since the initial recognition if a specific exposure is past due more than 30 days. The Bank counts the number of days past due from the earliest date on which the Bank fails to fully receive the contractual payments from the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspectives.

- A significant increase in credit risk shall be identified prior to the occurrence of default.
- The criteria established to judge the significant increase in credit risk shall represent proactive prediction than the days of delinquency criteria.
- As a result of applying the judgment criteria, there should be no excessively frequent changes between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial assets by comparing the risk of default at initial recognition based on the original, unmodified contractual terms with the risk of default at the end of the reporting period based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties to manage the risk of default and enhance the collectability (hereinafter referred to as 'debt restructuring'). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-month expected credit losses for that exposure again.

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date.
- If the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g., breach of contractual terms)
- Quantitative factors (e.g., if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument.)
- Internal and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has occurred, and the extent thereof may vary.

iv) Reflection of forward-looking information

The Bank reflects forward-looking information presented by a group of internal experts based on various information when measuring expected credit losses. The Bank utilizes economic forecasts disclosed by domestic and foreign research institutes, governments, and public institutions to forecast forward-looking information.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank analyzes the historical and the scenario data, derives correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflects future forecast information through regression estimation. To reflect the internal and external economic uncertainties, the forward-looking information was updated by including an additional 'worst' case scenario in addition to existing three scenarios: 'upside', 'central' and 'downside'.

The economic variables considered by the Bank for the years ended December 31, 2025 and 2024 are as follows for each scenario;

(1) Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2025.4Q	2026			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.9	2.8	2.0	2.0
Private consumption index (YoY %)	(-)	1.9	3.2	3.3	2.2	2.0
Facility investment growth rate (YoY %)	(-)	(1.7)	1.9	4.6	2.2	1.7
Consumer price index growth rate (%)	(+)	2.4	2.1	2.1	2.2	2.2
Current account balance (100 million dollars)	(-)	300	220	230	240	260
3-year government bond yields (%)	-	2.8	2.6	2.6	2.7	2.7

(2) Central scenario

Major variables (*1) (*2) (*3)	Correlation	2025.4Q	2026			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.4	2.1	1.3	1.3
Private consumption index (YoY %)	(-)	1.9	2.7	2.6	1.2	1.2
Facility investment growth rate (YoY %)	(-)	(1.7)	1.3	3.9	1.8	1.0
Consumer price index growth rate (%)	(+)	2.4	1.6	1.8	2.0	2.0
Current account balance (100 million dollars)	(-)	300	210	220	230	250
3-year government bond yields (%)	-	2.8	2.3	2.4	2.4	2.5

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(3) Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2025.4Q	2026			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.0	0.3	0.3
Private consumption index (YoY %)	(-)	1.9	1.4	1.0	0.4	0.5
Facility investment growth rate (YoY %)	(-)	(1.7)	(0.1)	2.4	1.2	0.4
Consumer price index growth rate (%)	(+)	2.4	1.6	1.7	1.8	1.8
Current account balance (100 million dollars)	(-)	300	190	200	210	230
3-year government bond yields (%)	-	2.8	2.1	1.9	1.6	1.7

(4) Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401
3-year government bond yields (%)	-	4.6

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates, current account balance and 3-year government bond yields were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the macroeconomic indicators such as the unemployment rate in addition to the table above.
(*2) The Bank reflected the forward-looking information, considering the default forecast period of the Company.
(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(1) Upside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Current account balance (100 million dollars)	(-)	220	210	190	180	200
3-year government bond yields (%)	-	2.8	3.1	3.2	3.2	3.2

(2) Central scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Current account balance (100 million dollars)	(-)	200	190	170	160	180
3-year government bond yields (%)	-	2.8	2.9	2.9	3.0	2.9

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

(3) Downside scenario

Major variables (*1) (*2) (*3)	Correlation	2024.4Q	2025			
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Current account balance (100 million dollars)	(-)	170	160	140	120	130
3-year government bond yields (%)	-	2.8	2.8	2.7	2.4	2.2

(4) Worst scenario

Major variables (*1) (*2) (*4)	Correlation	1 year of crisis situations
GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Current account balance (100 million dollars)	(-)	401.1
3-year government bond yields (%)	-	6.18

(*1) As a result of reviewing the correlation of each variable, the GDP growth rates, current account balance and 3-year government bond yields were applied among the major variables to reflect the final forward-looking information. The Bank additionally selected the macroeconomic indicators such as the composite stock price index in addition to the table above.
(*2) The Bank reflected the forward-looking information, considering the default forecast period of the Company.
(*3) The macroeconomic outlook figures are estimated by the Bank for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.
(*4) It was reflected in consideration of the period of the IMF crisis in Korea.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, are derived based on long-term data over the past ten years.

The Bank has been implementing various policy supports since 2020 in response to the economic downturn caused by COVID-19. The Bank operates the financial relief programs such as deferral of interest payments and repayment in installments and manages credit risk of the loans under these programs by classifying those loans as Stage 2 and performing additional expected loss assessment to reflect the potential insolvency. In addition, the Bank manages credit risk by conducting additional expected loss assessments for non-retail and retail SOHO loans from borrowers participating in deferral programs, along with loans extended under financial relief programs, and loans classified as having estimated losses.

As of December 31, 2025, excluding loans subject to interest payment deferrals and installment repayment deferrals, the borrower's exposures to non-retail and retail SOHO loans amounted to ₩428,098 million, and the allowances are ₩40,182 million.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iv) Reflection of forward-looking information (continued)

As of December 31, 2025 and 2024, the exposure and allowances of loans to borrowers who applied extension of maturity and deferral of interest payments and repayment in installments are as follows:

		December 31, 2025	
		Exposure	Allowances
Deferral of interest payments	₩	28,616	2,982
Deferral of repayment in installments		201,830	19,498
Deferral of interest payments and repayment in installments		18,400	1,992
Extension of maturity (*)		3,471,702	49,845
	₩	3,720,548	74,317

(*) It includes exposures of ₩22,207 million and allowances of ₩2,324 million for loans applied for extension maturity.

		December 31, 2024	
		Exposure	Allowances
Deferral of interest payments	₩	31,930	4,686
Deferral of repayment in installments		345,989	29,311
Deferral of interest payments and repayment in installments		19,152	3,180
Extension of maturity (*)		4,114,716	63,409
	₩	4,511,787	100,586

(*) It includes exposures of ₩26,344 million and allowances of ₩2,563 million for loans applied for extension maturity.

To reflect the internal and external uncertainties, the Bank has also applied a 'worst' case scenario in addition to the three macroeconomic variable scenarios: 'upside', 'central' and 'downside', as of December 31, 2025. The probability weight of each scenario is determined by considering the probability distribution of the economic growth rate (GDP growth rate) estimated from each scenario's forecast that includes future projections provided by the internal expert group.

If the probability weights for each scenario are assumed to be 100% and the other assumptions are the same, the sensitivity analysis of the Bank's expected credit loss provisions and their impact on provisions is as follows:

Scenarios	Probability weight		Hypothesis	Difference from book value
Upside	10%	₩	1,483,018	(129,740)
Central	35%		1,499,642	(113,116)
Downside	35%		1,529,284	(83,474)
Worst	20%		3,459,700	1,846,942

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions, and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)
- Loss given default (LGD)
- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method for measuring PD for those grades will be adjusted, and the PD for each grade will be estimated by considering the contractual maturity of the exposure.

LGD refers to the expected loss if a borrower defaults. The Bank calculates LGD based on the experience recovery rate measured from past default exposures and forward-looking information. The model for measuring LGD is developed to reflect the type/seniority of collateral, the type of borrower and the cost of recovery. In particular, LGD for retail loan products uses loan-to-value (LTV) as a key variable. The recovery rate used in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset. For loan commitments or financial guarantee contracts, EAD is calculated as the sum of the amount already withdrawn and the amount expected to be drawn in the future.

3. Financial risk management (continued)

3-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses (continued)

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity. The contractual maturity is computed considering the extension right held by the borrower.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value (LTV)
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experiences.

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security when it does not expect to the receive principal and interest. In general, the Bank conducts a 'write-off' when it deems that the borrower lacks sufficient resources or income to repay the principal and interest. Such determination on writing-off is carried out in accordance with the internal rules of the Bank. Apart from such process, the Bank may continue to exercise its right of collection under its own recovery policy even after financial assets are written-off.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(d) Maximum exposure to credit risk

The Bank's maximum exposure to credit risk of the financial instruments held as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Due from banks (*1) (*2):			
Banks	₩	2,050,978	1,521,414
Government/Public sector/Central bank/Etc.		19,537,606	21,532,436
		21,588,584	23,053,850
Loans at amortized cost (*1) (*2):			
Banks		4,150,285	4,626,137
Retail:			
Mortgage lending		74,913,578	65,416,002
Others		108,031,062	109,560,738
		182,944,640	174,976,740
Government/Public sector/Central bank/Etc.		561,224	536,948
Corporate:			
Large enterprises		54,312,088	54,319,968
Small and medium-sized enterprises		108,238,465	104,517,631
Specialized finance		13,411,297	12,597,604
Others		145	101
		175,961,995	171,435,304
		363,618,144	351,575,129
Loans at FVTPL (*2):			
Banks		129,109	99,159
Corporate:			
Large enterprises		377,672	646,253
		506,781	745,412
Securities at FVTPL:			
Debt securities		30,199,667	25,552,957
Gold/Silver deposits		623,668	128,297
		30,823,335	25,681,254
Securities at FVTOCI (*1)		58,327,055	49,768,020
Securities at amortized cost (*1)		25,964,036	27,011,804
Derivative assets		5,092,017	7,400,039
Other financial assets (*1) (*3)		31,933,798	15,503,040
Off-balance sheet accounts:			
Guarantee contracts		31,508,456	27,675,686
Loan commitments and other credit related liabilities		118,027,581	118,906,895
		149,536,037	146,582,581
	₩	687,389,787	647,321,129

(*1) The maximum exposure amounts for due from banks, loans, securities, and other financial assets are measured as net of unamortized balances and allowances.
(*2) Due from banks and loans are classified into similar credit risk groups to ensure consistent calculating capital adequacy ratio under the New Basel Capital Accord (Basel III).
(*3) Other financial assets comprise account receivables, accrued income, guarantee deposits, domestic exchange settlement receivables, suspense payments, etc.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2025 and 2024 are as follows:

	December 31, 2025								
	12-month expected loss		Life-time expected loss						
	Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	Mitigation of credit risk due to collateral
Due from banks:									
Banks	₩ 1,882,710	170,070	-	161	-	2,052,941	(1,963)	2,050,978	-
Government/Public sector/Central bank/Etc.	19,402,152	137,887	-	4	-	19,540,043	(2,437)	19,537,606	-
	21,284,862	307,957	-	165	-	21,592,984	(4,400)	21,588,584	-
Loans at amortized cost:									
Banks	1,546,865	2,428,504	183,147	-	-	4,158,516	(8,231)	4,150,285	-
Retail									
Residential real estate mortgage loan	70,944,587	394,802	1,908,724	1,534,264	169,414	74,951,791	(38,213)	74,913,578	72,100,834
Others	95,710,169	3,116,800	7,135,564	2,104,857	589,654	108,657,044	(625,982)	108,031,062	75,261,814
Government/Public sector/Central bank/Etc.	191,649	88,555	281,392	-	-	561,596	(372)	561,224	-
Corporate									
Large enterprises	34,607,601	8,533,720	8,221,737	3,133,023	135,964	54,632,045	(319,957)	54,312,088	15,458,864
Small and medium-sized enterprises	60,175,830	21,704,164	10,500,103	16,161,966	459,734	109,001,797	(763,332)	108,238,465	85,158,521
Specialized finance	4,984,995	8,246,135	18,644	197,382	23,492	13,470,648	(59,351)	13,411,297	8,935,239
Others	-	31	-	147	-	178	(33)	145	-
	268,161,696	44,512,711	28,249,311	23,131,639	1,378,258	365,433,615	(1,815,471)	363,618,144	256,915,272
Securities at FVTOCI (*)	48,795,328	9,512,004	-	19,723	-	58,327,055	-	58,327,055	-
Securities at amortized cost	25,750,857	217,160	-	-	-	25,968,017	(3,981)	25,964,036	-
	₩ 363,992,743	54,549,832	28,249,311	23,151,527	1,378,258	471,321,671	(1,823,852)	469,497,819	256,915,272

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is ₩22,161 million.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024									
		12-month expected loss		Life-time expected loss						
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired	Total	Allowances	Net	Mitigation of credit risk due to collateral
Due from banks:										
Banks	₩	1,499,755	23,108	-	324	-	1,523,187	(1,773)	1,521,414	-
Government/Public sector/Central bank/Etc.		21,356,758	176,301	-	4	-	21,533,063	(627)	21,532,436	-
		22,856,513	199,409	-	328	-	23,056,250	(2,400)	23,053,850	-
Loans at amortized cost:										
Banks		1,751,997	2,602,739	251,813	30,565	-	4,637,114	(10,977)	4,626,137	27,874
Retail										
Residential real estate mortgage loan		61,609,466	443,799	1,732,106	1,545,049	122,883	65,453,303	(37,301)	65,416,002	62,729,332
Others		94,657,167	2,754,592	9,700,802	2,473,173	580,504	110,166,238	(605,500)	109,560,738	74,967,159
Government/Public sector/Central bank/Etc.		487,148	48,050	2,000	-	-	537,198	(250)	536,948	-
Corporate										
Large enterprises		37,006,332	7,492,427	6,685,098	3,342,844	54,071	54,580,772	(260,804)	54,319,968	14,478,461
Small and medium-sized enterprises		58,649,301	20,822,382	9,961,004	15,515,689	342,715	105,291,091	(773,460)	104,517,631	80,554,042
Specialized finance		3,752,902	8,730,216	20,779	105,976	23,670	12,633,543	(35,939)	12,597,604	7,783,373
Others		-	9	-	121	-	130	(29)	101	-
		257,914,313	42,894,214	28,353,602	23,013,417	1,123,843	353,299,389	(1,724,260)	351,575,129	240,540,241
Securities at FVTOCI (*)		42,079,921	7,627,369	10,034	50,696	-	49,768,020	-	49,768,020	-
Securities at amortized cost		26,771,615	245,100	-	-	-	27,016,715	(4,911)	27,011,804	-
	₩	349,622,362	50,966,092	28,363,636	23,064,441	1,123,843	453,140,374	(1,731,571)	451,408,803	240,540,241

(*) Credit loss allowance recognized in other comprehensive income on securities at FVTOCI is W18,743 million.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet accounts as of December 31, 2025 and 2024, are as follows:

		December 31, 2025			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantee contracts:					
Grade 1	₩	21,450,598	1,163,323	-	22,613,921
Grade 2		8,605,202	277,554	-	8,882,756
Impaired		-	-	11,779	11,779
		30,055,800	1,440,877	11,779	31,508,456
Loan commitment and other credit related liabilities:					
Grade 1		95,018,711	8,344,300	-	103,363,011
Grade 2		13,339,160	1,325,410	-	14,664,570
Impaired		-	-	-	-
		108,357,871	9,669,710	-	118,027,581
	₩	138,413,671	11,110,587	11,779	149,536,037

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantee contracts:					
Grade 1	₩	20,146,191	499,778	-	20,645,969
Grade 2		6,571,314	437,473	-	7,008,787
Impaired		-	-	20,930	20,930
		26,717,505	937,251	20,930	27,675,686
Loan commitment and other credit related liabilities:					
Grade 1		92,899,523	9,656,255	-	102,555,778
Grade 2		14,813,231	1,537,886	-	16,351,117
Impaired		-	-	-	-
		107,712,754	11,194,141	-	118,906,895
	₩	134,430,259	12,131,392	20,930	146,582,581

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Maximum exposure to credit risk by type of collateral for loans included in financial instruments held as of December 31, 2025 and 2024 is as follows:

		December 31, 2025			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	58,005,460	9,337,815	300,127	67,643,402
Deposits and savings		1,128,183	266,545	1,143	1,395,871
Property and equipment		1,599,247	518,626	4,068	2,121,941
Real estate		164,097,331	25,594,936	490,441	190,182,708
	₩	224,830,221	35,717,922	795,779	261,343,922

		December 31, 2024			
		12-month expected credit loss	Lifetime expected credit loss		Total
			Not impaired	Impaired	
Guarantees	₩	53,518,530	11,558,726	367,503	65,444,759
Deposits and savings		1,432,847	257,352	3,508	1,693,707
Property and equipment		1,571,841	367,086	4,154	1,943,081
Real estate		150,414,321	23,561,184	286,554	174,262,059
	₩	206,937,539	35,744,348	661,719	243,343,606

iv) Maximum exposure to credit risk by loan-to value (LTV) ratio for residential mortgage loans included in financial instruments held as of December 31, 2025 and 2024 is as follows:

		December 31, 2025					
		LTV of residential mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	20,110,283	19,928,476	23,556,001	8,344,393	3,012,638	74,951,791
Less: allowance		(1,631)	(5,091)	(18,612)	(10,674)	(2,205)	(38,213)
	₩	20,108,652	19,923,385	23,537,389	8,333,719	3,010,433	74,913,578

		December 31, 2024					
		LTV of residential mortgage loans					
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Others	Total
Loans at amortized cost	₩	19,961,030	17,931,979	18,367,307	5,995,677	3,197,310	65,453,303
Less: allowance		(2,025)	(6,350)	(18,074)	(7,152)	(3,700)	(37,301)
	₩	19,959,005	17,925,629	18,349,233	5,988,525	3,193,610	65,416,002

3. Financial risk management (continued)

3-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Governments, Public sector, Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime expected credit losses, and the contractual cash flows are modified for the years ended December 31, 2025 and 2024, the amortized costs before modification amounted to ₩52,494 million and ₩51,599 million, respectively, and the net losses resulting from the modification amounted to ₩19,022 million and ₩18,458 million, respectively.

ii) As of December 31, 2025 and 2024, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance is measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses for the years ended December 31, 2025 and 2024 are nil and ₩20,702 million, respectively.

(g) The contractual amounts outstanding on financial assets that are written-off but are still subject to enforcement activity as of December 31, 2025 and 2024, are ₩5,544,638 million and ₩5,529,379 million, respectively.

(h) As of December 31, 2025 and 2024, there are no assets acquired by the execution of collateral.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2025 and 2024, is as follows:

		December 31, 2025								
Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
Due from banks:										
Banks	₩	106,997	659,432	9,920	552,240	34,005	1,607	175,735	511,042	2,050,978
Government/ Public sector/ Central bank/Etc.		14,149,471	5,261,784	-	-	-	-	-	126,351	19,537,606
		14,256,468	5,921,216	9,920	552,240	34,005	1,607	175,735	637,393	21,588,584
Loans at amortized cost:										
Banks		880,003	3,290	144,431	46,428	462,824	244,586	156,832	2,211,891	4,150,285
Retail										
Residential real estate mortgage loan		74,372,225	796	-	-	-	-	4,431	536,126	74,913,578
Others		106,809,657	258,120	6,077	9,990	3,036	10,452	657,774	275,956	108,031,062
Government/ Public sector/ Central bank/Etc.		472,703	-	-	-	-	-	-	88,521	561,224
Corporate										
Large enterprises		49,994,296	895,293	464,454	-	16,659	317,953	57,204	2,566,229	54,312,088
Small and medium-sized enterprises		103,958,742	1,256,443	203,949	36,538	58,898	316,768	29,887	2,377,240	108,238,465
Specialized finance		10,725,562	1,280,462	404,907	-	42,310	48,316	-	909,740	13,411,297
Others		131	14	-	-	-	-	-	-	145
		347,213,319	3,694,418	1,223,818	92,956	583,727	938,075	906,128	8,965,703	363,618,144
Loans at FVTPL:										
Banks		129,109	-	-	-	-	-	-	-	129,109
Corporate										
Large enterprises		377,672	-	-	-	-	-	-	-	377,672
		506,781	-	-	-	-	-	-	-	506,781

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities as of December 31, 2025 and 2024, is as follows: (continued)

		December 31, 2025								
Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
Securities at FVTPL:										
Debt securities	₩	29,384,455	129,124	17,091	5,454	7,399	-	794	655,350	30,199,667
Gold/Silver deposits		-	-	623,668	-	-	-	-	-	623,668
		29,384,455	129,124	640,759	5,454	7,399	-	794	655,350	30,823,335
Securities at FVTOCI		49,589,864	4,599,176	724,842	510,933	71,483	-	103,150	2,727,607	58,327,055
Securities at amortized cost		25,748,872	-	-	-	-	-	-	215,164	25,964,036
Derivative assets		3,926,870	413,392	16,482	149,281	79,052	-	-	506,940	5,092,017
Off-balance sheet accounts:										
Guarantee contracts		29,605,897	716,592	273,331	-	17,172	45,889	75,523	774,052	31,508,456
Loan commitments and other credit related liabilities		112,670,898	950,170	257,216	336,596	81,144	44,270	326,158	3,361,129	118,027,581
	₩	612,903,424	16,424,088	3,146,368	1,647,460	873,982	1,029,841	1,587,488	17,843,338	655,455,989

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2025 and 2024 is as follows: (continued)

		December 31, 2024								
Division (*)		Korea	USA	UK	Japan	Germany	Vietnam	China	Others	Total
Due from banks:										
Banks	₩	83,229	1,003,211	29,691	101,147	20,231	1,036	132,868	150,001	1,521,414
Government/ Public sector/ Central bank/Etc.		20,486,106	876,198	-	-	-	-	-	170,132	21,532,436
		20,569,335	1,879,409	29,691	101,147	20,231	1,036	132,868	320,133	23,053,850
Loans at amortized cost:										
Banks		1,229,647	3,454	149,359	89,021	358,368	353,478	392,285	2,050,525	4,626,137
Retail										
Residential real estate mortgage loan		64,947,843	678	-	-	-	-	1,880	465,601	65,416,002
Others		108,468,205	209,268	4,798	7,875	2,233	8,349	641,621	218,389	109,560,738
Government/ Public sector/ Central bank/Etc.		488,920	-	-	-	-	-	-	48,028	536,948
Corporate										
Large enterprises		51,237,460	736,017	207,053	-	15,001	367,754	47,231	1,709,452	54,319,968
Small and medium-sized enterprises		100,163,849	1,404,589	185,932	38,624	61,507	403,578	33,905	2,225,647	104,517,631
Specialized finance		10,232,722	1,162,489	210,649	-	22,011	5,320	-	964,413	12,597,604
Others		95	6	-	-	-	-	-	-	101
		336,768,741	3,516,501	757,791	135,520	459,120	1,138,479	1,116,922	7,682,055	351,575,129

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(i) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instruments excluding equity securities, net of allowance, as of December 31, 2025 and 2024 is as follows: (continued)

		December 31, 2024								
Division (*)		**Korea**	**USA**	**UK**	**Japan**	**Germany**	**Vietnam**	**China**	**Others**	**Total**
Loans at FVTPL:										
Banks	₩	99,159	-	-	-	-	-	-	-	99,159
Corporate										
Large enterprises		646,253	-	-	-	-	-	-	-	646,253
		745,412	-	-	-	-	-	-	-	745,412
Securities at FVTPL:										
Debt securities		25,031,222	105,048	4,618	1,016	2,564	-	187	408,302	25,552,957
Gold/Silver deposits		-	-	128,297	-	-	-	-	-	128,297
		25,031,222	105,048	132,915	1,016	2,564	-	187	408,302	25,681,254
Securities at FVTOCI		43,293,395	3,519,262	395,953	406,500	35,026	-	115,656	2,002,228	49,768,020
Securities at amortized cost		26,768,769	-	-	-	-	-	-	243,035	27,011,804
Derivative assets		5,855,407	455,891	40,914	152,554	130,424	-	-	764,848	7,400,039
Off-balance sheet accounts:										
Guarantee contracts		26,360,474	507,516	250,938	-	382	39,740	79,154	437,482	27,675,686
Loan commitments and other credit related liabilities		112,466,593	1,286,243	255,438	336,924	39,585	42,289	99,842	4,379,981	118,906,895
	₩	597,859,348	11,269,870	1,863,640	1,133,661	687,332	1,221,544	1,544,629	16,238,064	631,818,089

(*) Geographical breakdown is the book value, net of unamortized balances and allowance for impairment.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2025 and 2024, is as follows:

		December 31, 2025								
Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Due from banks:										
Banks	₩	2,050,978	-	-	-	-	-	-	-	2,050,978
Government/Public sector/Central bank/Etc.		19,537,606	-	-	-	-	-	-	-	19,537,606
		21,588,584	-	-	-	-	-	-	-	21,588,584
Loans at amortized cost:										
Banks		3,852,997	-	-	-	-	-	297,288	-	4,150,285
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	74,913,578	74,913,578
Others		-	-	-	-	-	-	-	108,031,062	108,031,062
Government/Public sector/Central bank/Etc.		524,919	-	-	-	-	-	36,305	-	561,224
Corporate										
Large enterprises		7,612,909	27,967,208	5,335,432	1,071,103	1,415,460	1,125,805	9,784,171	-	54,312,088
Small and medium-sized enterprises		1,003,257	30,451,877	15,950,530	31,941,082	1,958,757	5,057,239	21,875,723	-	108,238,465
Specialized finance		3,919,790	176,917	-	5,550,656	168,417	29,998	3,565,519	-	13,411,297
Others		-	-	23	9	-	-	113	-	145
		16,913,872	58,596,002	21,285,985	38,562,850	3,542,634	6,213,042	35,559,119	182,944,640	363,618,144
Loans at FVTPL:										
Banks		-	-	-	-	99,327	-	29,782	-	129,109
Corporate										
Large enterprises		-	347,825	-	29,847	-	-	-	-	377,672
		-	347,825	-	29,847	99,327	-	29,782	-	506,781

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2025 and 2024, is as follows: (continued)

		December 31, 2025								
Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Securities at FVTPL:										
Debt securities	₩	13,119,731	2,197,897	1,340,928	974,411	186,821	29,412	12,350,467	-	30,199,667
Gold/Silver deposits		623,668	-	-	-	-	-	-	-	623,668
		13,743,399	2,197,897	1,340,928	974,411	186,821	29,412	12,350,467	-	30,823,335
Securities at FVTOCI		33,778,346	1,386,179	339,769	798,963	402,885	9,996	21,610,917	-	58,327,055
Securities at amortized cost		6,433,398	-	-	723,694	259,342	-	18,547,602	-	25,964,036
Derivative assets		4,024,228	825,734	13,564	19,780	2,272	224	206,215	-	5,092,017
Off-balance sheet accounts:										
Guarantee contracts		11,016,882	12,993,248	3,682,312	361,021	202,025	64,743	3,156,010	32,215	31,508,456
Loan commitments and other credit related liabilities		18,367,149	29,060,688	9,906,719	4,779,869	1,627,272	281,028	13,563,346	40,441,510	118,027,581
	₩	125,865,858	105,407,573	36,569,277	46,250,435	6,322,578	6,598,445	105,023,458	223,418,365	655,455,989

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2025 and 2024, is as follows: (continued)

		December 31, 2024								
Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Due from banks:										
Banks	₩	1,521,414	-	-	-	-	-	-	-	1,521,414
Government/Public sector/Central bank/Etc.		21,532,436	-	-	-	-	-	-	-	21,532,436
		23,053,850	-	-	-	-	-	-	-	23,053,850
Loans at amortized cost:										
Banks		4,066,473	-	-	-	-	-	559,664	-	4,626,137
Retail										
Residential real estate mortgage loan		-	-	-	-	-	-	-	65,416,002	65,416,002
Others		-	-	-	-	-	-	-	109,560,738	109,560,738
Government/Public sector/Central bank/Etc.		496,770	-	-	-	-	-	40,178	-	536,948
Corporate										
Large enterprises		9,459,866	27,224,320	5,049,336	2,093,869	885,050	939,998	8,667,529	-	54,319,968
Small and medium-sized enterprises		1,309,981	30,603,090	16,100,544	29,486,070	2,115,662	4,770,864	20,131,420	-	104,517,631
Specialized finance		3,510,305	73,574	-	5,631,241	169,900	16,488	3,196,096	-	12,597,604
Others		-	9	23	2	-	-	67	-	101
		18,843,395	57,900,993	21,149,903	37,211,182	3,170,612	5,727,350	32,594,954	174,976,740	351,575,129
Loans at FVTPL:										
Banks		-	-	-	-	99,159	-	-	-	99,159
Corporate										
Large enterprises		-	347,469	298,784	-	-	-	-	-	646,253
		-	347,469	298,784	-	99,159	-	-	-	745,412

(In millions of Korean won)

3. Financial risk management (continued)

3-1. Credit risk (continued)

(j) Concentration by industry sector (continued)

An analysis of concentration by industry sector for financial assets excluding equity securities as of December 31, 2025 and 2024, is as follows: (continued)

	December 31, 2024									
Division (*)		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and service	Construction	Lodging and restaurant	Others	Retail customers	Total
Securities at FVTPL:										
Debt securities	₩	11,901,415	2,033,675	949,277	687,486	212,437	58,226	9,710,441	-	25,552,957
Gold/Silver deposits		128,297	-	-	-	-	-	-	-	128,297
		12,029,712	2,033,675	949,277	687,486	212,437	58,226	9,710,441	-	25,681,254
Securities at FVTOCI		26,780,946	1,524,994	499,697	595,045	603,721	-	19,763,617	-	49,768,020
Securities at amortized cost		8,862,042	9,984	-	408,621	238,663	-	17,492,494	-	27,011,804
Derivative assets		5,432,642	1,262,706	26,073	39,698	6,003	344	632,574	-	7,400,039
Off-balance sheet accounts:										
Guarantee contracts		8,764,778	12,189,845	3,584,754	143,575	179,831	120,528	2,657,624	34,751	27,675,686
Loan commitments and other credit related Liabilities		18,214,072	31,930,891	9,249,391	3,479,403	1,655,537	388,491	14,111,965	39,877,145	118,906,895
	₩	121,981,437	107,200,557	35,757,879	42,565,010	6,165,963	6,294,939	96,963,669	214,888,636	631,818,089

(*) Industrial breakdown is the book value, net of unamortized balances and allowance for impairment.

3. Financial risk management (continued)

3-2. Market risk

Market risk is the risk of loss that can be caused by changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. The Bank manages securities, foreign exchange positions, derivative financial instruments, etc. held for the purpose of obtaining short-term trading gains as trading positions. In addition, the Bank manages interest-sensitive assets consisting of loans, deposits, and debt securities not for the purpose of obtaining short-term trading gains, interest-sensitive liabilities consisting of deposits, borrowings, and debt securities issued, and interest-sensitive derivatives used as hedging instruments as non-trading position.

The Bank carries out decision-making functions such as policy establishment and setting limits on market risk management by the Risk Policy Committee, and the Risk Engineering Department provides comprehensive market risk management, market risk system management, and middle office functions for all operating departments and desks.

The basis of market risk management is limit management to maintain the maximum possible loss due to market risk within a certain level. The Risk Policy Committee sets and operates the risk limit, loss limit, sensitivity limit, investment limit and position limit, and stress loss limit for each operating department and desk. The Risk Engineering Department monitors the operating status independently from the operating department and reports regularly to the Risk Policy Committee and Risk Management Committee. In addition, the Fair Value Assurance Council and the Risk Engineering Department conduct a review of the fair value evaluation method and risk assessment before the launch (or transactions) of new products in each business unit. The Risk Review Council for derivatives and structured products supports rational decision-making such as checking risk factors and reviewing investment limits, so that objective analysis and review of risk factors can be conducted in advance.

(a) Market risk management of trading positions

The transaction data of foreign exchange, stocks, bonds, and derivatives, which are subject to measurement of market risk in trading positions, are managed by entering transactions into the front system and automatically interface with the Market Risk Management System (MARS) to measure daily risk and limit management. In addition, to supplement risk measurement through statistical methods and to manage the sensitivity and the size of losses in a dynamic economic environment, stress testing is regularly conducted to ensure that losses are managed within a certain range in the event of the Bank crisis.

i) Measurement method on market risk arising from trading positions

The Bank calculates the market risk arising from all trading position using the standardised approach for market risk prescribed by the Basel Committee on Banking Supervision, which is reflected in the Detailed Regulations on Supervision of Banking Business <Attachment 3-2>. For market risks arising from trading positions, regulatory capital will be broken down into sensitivity-based risks, default risks, residual risks, and structural foreign exchange positions.

- Sensitivity-based risk refers to linear and non-linear losses that can be caused by unfavorable changes in credit spread, stock prices, foreign exchange rates, commodity prices, etc.
- Default risk refers to losses that can occur due to a sudden default that was not considered in the sensitivity-based risk.
- Residual risk refers to losses that can occur due to factors that were not considered in neither sensitivity-based nor default risk.
- Structural foreign exchange positions refer to foreign exchange positions that are excluded from the calculation of regulatory capital for market risk with the approval of the Governor of the Financial Supervisory Service regarding amounts invested in foreign currencies, such as equity investment and general working capital to overseas branch.

The limit for each type of market risk is set within the Bank's total risk limit and is calculated using the revised standardised approach for market risk based on Basel III and used as a means of market risk management. The Risk Engineering Department manages the limits set by the Risk Management Committee or the Risk Policy Committee. For the efficient management of foreign exchange, stocks, bonds, and derivatives, the market risk limits are set by all administration, management department, and desk, and compliance with the limits is monitored first on a daily basis. If the set limit is exceeded, the head of the operation department reports the details of the excess, the reason for any excess, and the resolution to the head of the group to reduce it within the next working day.

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

ii) Risk of trading positions

The Bank manages risk for trading portfolio based on consolidated financial statements. The regulatory capital for market risk as of December 31, 2025 and 2024 under the Basel III revised standardised approach are as follows:

		December 31, 2025	December 31, 2024
Sensitivity risk			
GIRR (*1)	₩	126,382	116,501
CSR (non-securitization) (*2)		148,185	129,603
CSR (securitization: Non-CTP) (*3)		25,290	27,930
Equity securities		25,676	28,582
Foreign currency		454,808	368,999
Commodity		287	199
		780,628	671,814
Default risk			
Non-securitization		111,847	98,699
Securitization (excludes CTP) (*3)		58,280	60,866
		170,127	159,565
Residual risks		4,576	2,984
	₩	955,331	834,363

(*1) GIRR (General Interest Rate Risk)
(*2) CSR (Credit Spread Risk)
(*3) CTP (Correlation Trading Portfolio)

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading positions is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading positions by considering the effects of interest rate changes on both its net asset value and net interest income.

The Bank carries out decision-making functions such as establishing policies and setting detailed limits on interest rate risk management by the Risk Policy Committee, and within these principles and limits, management departments by account, such as overseas branches, subsidiaries, and finance departments, trust headquarters, and general finance departments, primarily recognize and manage interest rate risk. The Risk Management Department and the Risk Engineering Department support the Risk Policy Committee's decision on interest rate risk, monitor whether the interest rate risk limit is exceeded, and evaluate and manage the overall interest rate risk.

The Bank measures and manages interest rate risk using various analysis methods such as interest rate gap, duration gap, and scenario based NII (Net Interest Income) simulation through the Asset Liability Management (ALM) system. Limits for interest rate VaR and interest rate EaR (Earnings at Risk) and interest rate gap ratios are set and monitored monthly. In addition, stress testing evaluates the impact on interest rate risk in various crisis situations.

i) Measurement method on market risk arising from non-trading positions

The Bank calculates and manages the amount of change in economic value of equity (interest rate VaR) and the maximum expected interest loss (interest rate EaR) over the next year on the application of the IRRBB standardised approach interest rate scenario provided by the Bank for International Settlements ("BIS"). It also manages the risk of interest rate market risk by reflecting the customer behaviour ratio based on IRRBB standardised approach.

In order to calculate the interest rate risk, the Bank uses the six scenarios defined by the Basel Committee, 1) Parallel shock up, 2) Parallel shock down, 3) Steepener shock, 4) Flattener shock, 5) Short rates shock up, and 6) Short rates shock down. Based on the six scenarios, the changes in economic value of equity are measured to calculate the maximum loss (VaR: Value at Risk) and the changes in net interest income are measured to calculate the maximum expected changes in profit or loss (EaR: Earnings at Risk) based on the two scenarios (parallel shock increases and decreases).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR (maximum expected decline in EVE) and EaR (maximum expected earnings volatility based on changes in NII) for non-trading positions which were measured by the IRRBB standardised approach provided by BIS as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Interest rate VaR	₩	1,129,092	1,123,897
Interest rate EaR		275,839	337,042

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The Risk Policy Committee oversees the Bank's foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank's foreign exchange position is centralized at the S&T Center. Dealers in S&T Center manage the Bank's overall position within the set limits through trading of spot exchange and foreign currency related derivatives. The Bank's foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), Euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024, are as follows:

		December 31, 2025					
		USD	JPY	EUR	CNY	Others	Total
Assets							
Cash and due from banks	₩	12,235,683	875,276	102,806	167,930	630,657	14,012,352
Securities at FVTPL		2,251,645	100	538,390	-	689,080	3,479,215
Derivative assets		138,399	72	6,175	-	5,576	150,222
Loans at amortized cost		23,596,763	451,848	1,279,266	116,127	3,583,840	29,027,844
Securities at FVTOCI		9,630,807	52,413	337,309	-	1,857,260	11,877,789
Securities at amortized cost		182,364	-	-	-	215,735	398,099
Other financial assets		8,870,870	2,583,839	1,771,113	27,109	1,486,580	14,739,511
		56,906,531	3,963,548	4,035,059	311,166	8,468,728	73,685,032
Liabilities							
Deposits		27,594,017	4,227,523	1,796,926	232,480	3,324,190	37,175,136
Financial liabilities at FVTPL		-	-	-	-	1,522,071	1,522,071
Derivative liabilities		283,260	3,171	930	-	18,956	306,317
Borrowings		10,629,544	141,016	139,586	45,679	12,105	10,967,930
Debt securities issued		7,237,450	426,698	842,860	-	1,531,343	10,038,351
Other financial liabilities		10,325,602	755,699	905,973	35,002	1,422,452	13,444,728
		56,069,873	5,554,107	3,686,275	313,161	7,831,117	73,454,533
Net on-balance sheet assets (liabilities)		836,658	(1,590,559)	348,784	(1,995)	637,611	230,499
Off-balance sheet items							
Derivative exposures		653,946	545,856	(8,088)	(919)	(1,049,000)	141,795
Net position	₩	1,490,604	(1,044,703)	340,696	(2,914)	(411,389)	372,294

(In millions of Korean won)

3. Financial risk management (continued)

3-2. Market risk (continued)

(c) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2025 and 2024, are as follows: (continued)

		December 31, 2024					
		USD	JPY	EUR	CNY	Others	Total
Assets							
Cash and due from banks	₩	10,778,822	453,810	106,993	145,667	583,341	12,068,633
Securities at FVTPL		2,038,543	-	413,992	-	161,392	2,613,927
Derivative assets		326,396	-	10,034	-	1,584	338,014
Loans at amortized cost		23,843,894	480,717	959,199	51,277	2,832,340	28,167,427
Securities at FVTOCI		7,629,682	13,043	17,236	-	1,229,651	8,889,612
Securities at amortized cost		130,800	-	-	-	243,668	374,468
Other financial assets		3,959,320	1,189,181	183,364	265,099	573,501	6,170,465
		48,707,457	2,136,751	1,690,818	462,043	5,625,477	58,622,546
Liabilities							
Deposits		24,921,859	2,729,973	642,630	153,384	2,790,908	31,238,754
Financial liabilities at FVTPL		-	-	-	-	597,058	597,058
Derivative liabilities		476,007	-	1,768	-	22,117	499,892
Borrowings		8,911,068	283,384	84,718	25,872	70,670	9,375,712
Debt securities issued		7,731,472	168,566	764,365	-	1,461,888	10,126,291
Other financial liabilities		4,556,456	864,085	219,483	290,275	651,561	6,581,860
		46,596,862	4,046,008	1,712,964	469,531	5,594,202	58,419,567
Net on-balance sheet assets (liabilities)		2,110,595	(1,909,257)	(22,146)	(7,488)	31,275	202,979
Off-balance sheet items							
Derivative exposures		(400,375)	879,773	(666,865)	(377,324)	(61,609)	(626,400)
Net position	₩	1,710,220	(1,029,484)	(689,011)	(384,812)	(30,334)	(423,421)

3. Financial risk management (continued)

3-3. Liquidity risk

The Bank performs decision-making functions related to liquidity risk management, such as policy formulation and detailed limit setting, at the Risk Policy Committee. Following these principles and within the established limits, subsidiary including overseas branches, treasury departments, trust departments, and comprehensive finance departments, recognize and manage liquidity risk as their primary responsibility. The Risk Management Department and Risk Engineering Department support the Risk Policy Committee in decisions related to liquidity risk, monitor liquidity risk tolerance limits, and evaluate and manage entire liquidity risk for the Bank.

The Bank manages liquidity risk based on following basic principles:

- Raise funding in sufficient amounts at the optimal time and reasonable costs;
- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
- Develop a funding strategy that effectively diversifies the sources and maturities of funds to minimize losses and secure stable revenue;
- Monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis; and
- Consider liquidity-related costs, benefits, and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank uses various analysis methods such as liquidity gap, liquidity ratio, loan-deposit ratio, and real liquidity gap reflecting the customer behaviour model through the ALM system, while managing its liquidity risks on Korean won and foreign currency through various indices including risk limits, early warning index, and monitoring index. Demand deposits, in analysing the maturity structures of assets and liabilities, can be classified as short-term because they can be withdrawn whenever a customer requests; however, considering customers' behaviours that usually maintain an average balance of a certain percentage, non-core deposits are classified to be short-term.

(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2025 and 2024, are as follows:

		December 31, 2025						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	23,684,527	125,643	226,388	261,240	-	-	24,297,798
Securities at FVTPL		26,555,538	5,047	20,919	37,536	638,169	3,794,036	31,051,245
Derivative assets		5,048,876	4,997	6,612	10,759	28,474	12,492	5,112,210
Loans at amortized cost		21,565,806	41,751,918	54,346,199	86,827,203	113,300,061	115,223,187	433,014,374
Loans at FVTPL		100,585	410,157	-	-	-	-	510,742
Securities at FVTOCI		49,671,723	940,000	290,000	1,228,500	7,263,616	451,402	59,845,241
Securities at amortized cost		558,453	2,220,362	1,153,459	2,448,020	19,760,336	1,619,266	27,759,896
Other financial assets		29,545,585	-	-	196,695	-	1,167,784	30,910,064
	₩	156,731,093	45,458,124	56,043,577	91,009,953	140,990,656	122,268,167	612,501,570
Liabilities								
Deposits	₩	208,157,161	48,825,685	47,616,065	75,588,320	22,134,435	677,240	402,998,906
Financial liabilities at FVTPL		1,522,071	-	-	-	-	-	1,522,071
Derivative liabilities		4,424,888	14,535	17,679	31,857	98,583	14,212	4,601,754
Borrowings		8,312,094	4,176,524	4,188,083	4,570,907	5,932,843	1,531,464	28,711,915
Debt securities issued		1,425,842	3,917,552	6,011,790	10,623,484	18,292,189	3,048,702	43,319,559
Financial liabilities designated at FVTPL		-	52,255	173,332	-	104,600	-	330,187
Other financial liabilities		37,998,033	23,958	32,653	118,053	160,903	28,834	38,362,434
	₩	261,840,089	57,010,509	58,039,602	90,932,621	46,723,553	5,300,452	519,846,826

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(In millions of Korean won)

3. Financial risk management (continued)

3-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments (continued)

Contractual maturities for financial assets and financial liabilities as of December 31, 2025 and 2024, are as follows: (continued)

		December 31, 2024						
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets								
Cash and due from banks	₩	25,041,313	108,092	30,493	3,749	-	-	25,183,647
Securities at FVTPL		21,880,457	14,195	29,497	25,033	599,403	3,343,577	25,892,162
Derivative assets		7,344,941	4,823	6,653	11,644	42,939	15,619	7,426,619
Loans at amortized cost		21,790,298	41,866,793	56,372,007	82,771,286	110,023,415	104,400,769	417,224,568
Loans at FVTPL		239,609	406,680	99,123	-	-	-	745,412
Securities at FVTOCI		42,460,126	677,886	460,000	2,098,000	4,652,343	748,038	51,096,393
Securities at amortized cost		795,499	2,956,516	2,848,959	2,774,826	18,113,470	1,240,747	28,730,017
Other financial assets		13,137,481	-	-	208,924	-	1,158,572	14,504,977
	₩	132,689,724	46,034,985	59,846,732	87,893,462	133,431,570	110,907,322	570,803,795
Liabilities								
Deposits	₩	197,539,167	44,303,485	49,372,508	70,667,111	21,108,742	597,909	383,588,922
Financial liabilities at FVTPL		597,058	-	-	-	-	-	597,058
Derivative liabilities		6,964,671	26,002	38,078	75,497	269,229	58,032	7,431,509
Borrowings		4,531,823	3,204,138	4,392,085	4,225,359	4,630,499	1,445,925	22,429,829
Debt securities issued		1,290,981	4,078,347	6,198,914	11,142,701	21,346,334	2,791,784	46,849,061
Financial liabilities designated at FVTPL		-	2,255	60,822	-	220,987	-	284,064
Other financial liabilities		23,485,274	23,922	32,832	114,820	203,171	18,125	23,878,144
	₩	234,408,974	51,638,149	60,095,239	86,225,488	47,778,962	4,911,775	485,058,587

These amounts include both the principal and interest cash flows of financial assets and liabilities. The undiscounted cash flows are classified based on the earliest dates for obligated repayment. Financial assets at FVTPL that can be disposed immediately and financial instruments at FVTOCI except for assets restricted for sale are classified as the shortest maturity within one month.

(b) Contractual maturities for off-balance sheet items

Financial guarantees such as guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet accounts as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Guarantee contracts	₩	31,508,456	27,675,686
Loan commitments and other credit related liabilities		118,027,581	118,906,895
	₩	149,536,037	146,582,581

3. Financial risk management (continued)

3-4. Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices at each period end. The published market prices of financial instruments being held by the Bank are based on Dealer price quotations provided by the trading agencies.

The fair value of financial instruments not traded in active markets, such as OTC (Over-the-Counter market) derivatives, is determined using valuation methods or utilizing independent external valuation agency's valuation results.

The Bank uses diverse valuation techniques under reasonable assumptions which are based on the current market conditions as of the end of the reporting period.

The fair value of financial instruments is determined using valuation techniques such as a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forward contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.
- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2025 and 2024, by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2025			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	506,781	-	506,781
Securities at FVTPL:					
Debt securities		5,212,682	18,187,440	6,799,545	30,199,667
Equity securities		4,278	95,167	128,465	227,910
Gold/Silver deposits		623,668	-	-	623,668
		5,840,628	18,282,607	6,928,010	31,051,245
Derivative assets:					
Trading		398	5,045,652	69	5,046,119
Hedging		-	45,898	-	45,898
		398	5,091,550	69	5,092,017
Securities at FVTOCI:					
Debt securities		13,051,937	45,275,118	-	58,327,055
Equity securities		993,092	-	525,094	1,518,186
		14,045,029	45,275,118	525,094	59,845,241
	₩	19,886,055	69,156,056	7,453,173	96,495,284
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	287,849	-	287,849
Financial liabilities at FVTPL:					
Gold/Silver deposits		1,522,071	-	-	1,522,071
Derivative liabilities:					
Trading		4,936	4,408,257	3,966	4,417,159
Hedging		-	277,190	153,817	431,007
		4,936	4,685,447	157,783	4,848,166
	₩	1,527,007	4,973,296	157,783	6,658,086

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2025 and 2024, by the level in the fair value hierarchy into which the fair value measurement is categorized: (continued)

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loans at FVTPL:					
Loans	₩	-	745,412	-	745,412
Securities at FVTPL:					
Debt securities		3,212,816	16,266,200	6,073,940	25,552,956
Equity securities		4,150	64,277	142,481	210,908
Gold/Silver deposits		128,298	-	-	128,298
		3,345,264	16,330,477	6,216,421	25,892,162
Derivative assets:					
Trading		819	7,341,425	110	7,342,354
Hedging		-	57,685	-	57,685
		819	7,399,110	110	7,400,039
Securities at FVTOCI:					
Debt securities		11,499,319	38,268,702	-	49,768,021
Equity securities		866,957	-	461,415	1,328,372
		12,366,276	38,268,702	461,415	51,096,393
	₩	15,712,359	62,743,701	6,677,946	85,134,006
Financial liabilities					
Financial liabilities designated at FVTPL:					
Debt securities issued	₩	-	261,299	-	261,299
Financial liabilities at FVTPL:					
Gold/Silver deposits		597,058	-	-	597,058
Derivative liabilities:					
Trading		387	6,948,694	2,098	6,951,179
Hedging		-	371,866	207,697	579,563
		387	7,320,560	209,795	7,530,742
	₩	597,445	7,581,859	209,795	8,389,099

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ii) There were no transfers between level 1 and level 2 financial instruments measured at fair value for the years ended December 31, 2025 and 2024.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩	-	6,216,421	461,415	110	(209,795)	6,468,151
Total gain or loss:							
Recognized in profit or loss (*1)		-	96,461	-	3	35,286	131,750
Recognized in other comprehensive income		-	-	60,140	-	-	60,140
Purchases/issues		-	1,246,498	3,774	-	(16,827)	1,233,445
Settlements		-	(643,986)	(235)	(63)	33,553	(610,731)
Transfer to Level 3 (*2)		-	16,629	-	23	-	16,652
Transfer from Level 3 (*2)		-	(4,013)	-	(4)	-	(4,017)
Ending balance	₩	-	6,928,010	525,094	69	(157,783)	7,295,390

		December 31, 2024					
		Loans at FVTPL	Securities at FVTPL	Securities at FVTOCI	Derivative assets	Derivative liabilities	Total
Beginning balance	₩	-	5,064,747	523,134	59	(224,195)	5,363,745
Total gain or loss:							
Recognized in profit or loss (*1)		-	322,358	-	(103)	17,144	339,399
Recognized in other comprehensive loss		-	-	(61,706)	-	-	(61,706)
Purchases/issues		-	1,370,505	-	186	(2,744)	1,367,947
Settlements		-	(421,051)	(13)	(3,963)	-	(425,027)
Transfer to Level 3 (*2)		-	7,641	-	3,931	-	11,572
Transfer from Level 3 (*2)		-	(127,779)	-	-	-	(127,779)
Ending balance	₩	-	6,216,421	461,415	110	(209,795)	6,468,151

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 are as follows: (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 and gains or losses related to financial instruments that the Bank held as of December 31, 2025 and 2024, are presented in the separate statements of comprehensive income as follows:

		December 31, 2025		December 31, 2024	
		Gains recognized in profit or loss	Gains recognized in profit or loss for financial instruments held at the end of the year	Gains recognized in profit or loss	Gains recognized in profit or loss for financial instruments held at the end of the year
Net gain on financial instruments at FVTPL	₩	95,744	98,222	322,901	335,545
Net other operating income		36,006	36,006	16,498	16,498
	₩	131,750	134,228	339,399	352,043

(*2) Changes in the availability of observable market data for the financial instruments have resulted in transfers between levels. The Bank has recognized changes in levels at the end of the reporting period when events or situations that cause transfers between levels occur.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

(1) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024, are as follows:

	December 31, 2025				
	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	506,781	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		18,187,440	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets, such as stocks and bonds
	Equity securities		95,167	Net asset value	Price of underlying assets, such as stocks and bonds
			18,282,607		
Derivative assets	Trading		5,045,652	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		45,898		
			5,091,550		
Securities at FVTOCI	Debt securities		45,275,118	Discounted cash flow	Discount rate
		₩	69,156,056		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	287,849	Option model	Discount rate, volatility
Derivative liabilities	Trading		4,408,257	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		277,190		
			4,685,447		
		₩	4,973,296		

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(1) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2025 and 2024, are as follows: (continued)

	December 31, 2024				
	Type of financial instruments		Carrying amount	Valuation techniques	Inputs
Financial assets					
Loans at FVTPL		₩	745,412	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		16,266,200	Discounted cash flow, Net asset value	Discount rate, Price of underlying assets, such as stocks and bonds
	Equity securities		64,277	Net asset value	Price of underlying assets, such as stocks and bonds
			16,330,477		
Derivative assets	Trading		7,341,425	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		57,685		
			7,399,110		
Securities at FVTOCI	Debt securities		38,268,702	Discounted cash flow	Discount rate
		₩	62,743,701		
Financial liabilities					
Financial liabilities designated at FVTPL	Debt securities	₩	261,299	Option model	Discount rate, volatility
Derivative liabilities	Trading		6,948,694	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		371,866		
			7,320,560		
		₩	7,581,859		

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows:

	December 31, 2025						
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial assets							
Securities at FVTPL	Net asset value method, Option model (*1) (*2)	Debt securities	₩ 6,799,545	Volatility of underlying assets, Discount rate, Liquidation value	Volatility of underlying assets, Discount rate, Liquidation value	22.04%~42.44% 8.93% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; Fair value increases as liquidation value increases
	Discounted cash flow, Comparable company analysis	Equity securities	128,465	Volatility of underlying assets, Discount rate, Stock price, Growth rate, Liquidation value	Volatility of underlying assets, Discount rate, Growth rate, Liquidation value	0% 5.05%~13.51% 0% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate the higher the volatility of fair value; Fair value increases as liquidation value increases
			6,928,010				
Derivative assets	Option model (*2)	Equity and foreign exchange related	69	Volatility of underlying assets, Price of underlying assets, Foreign exchange rates	Volatility of underlying assets	39.48%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities	525,094	Volatility of underlying assets, Discount rate, Stock price, Growth rate, Liquidation value	Volatility of underlying assets, Discount rate, Growth rate, Liquidation value	23.87% 6.8%~13.06% 0% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value; Fair value increases as liquidation value increases
			₩ 7,453,173				

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

	December 31, 2025						
	Valuation technique	**Type of financial instrument**	**Book value**	**Input**	**Significant unobservable input**	**Range of input**	**Relationship of unobservable inputs to fair value**
Financial liabilities							
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	3,966	Volatility of underlying assets, Price of underlying assets, Foreign exchange rate	Volatility of underlying assets	39.48%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related	153,817	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.5031%~0.8488% 0.01%~0.9761% 41.44%~90.34%	The higher the volatility, the higher the volatility of fair value; The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 157,783				

(*1) The Bank uses Binomial Tree and LSMC option model.
(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

	December 31, 2024							
	Valuation technique	Type of financial instrument		Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial assets								
Securities at FVTPL	Net asset value method, Option model (*1) (*2)	Debt securities	₩	6,073,940	Volatility of underlying assets, Discount rate	Volatility of underlying assets, Discount rate	24.9%~36.37% 10.3%~11.07%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases,
	Discounted cash flow, Comparable company analysis	Equity securities		142,481	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	25.58%~31.54% 3.6%~14.57% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
				6,216,421				
Derivative assets	Option model (*2)	Equity and foreign exchange related		110	Volatility of underlying assets, Price of underlying assets, Exchange rates	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
Securities at FVTOCI	Net asset value method, Discounted cash flow, Comparable company analysis, Option model (*1)	Equity securities		461,415	Volatility of underlying assets, Discount rate, Stock price, Growth rate	Volatility of underlying assets, Discount rate, Growth rate	22.95% 6%~12.53% 0%	The higher the volatility, the higher the volatility of fair value; Fair value increases as discount rate decreases; The higher growth rate, the higher the volatility of fair value
			₩	6,677,946				

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

(2) The Bank uses the valuation values of external independent and qualified evaluators or internal evaluation models to determine the fair value of group assets at the end of each reporting period. As of December 31, 2025 and 2024, the valuation technique and significant but not observable input variables used to measure the fair value of financial instruments classified as fair value level 3 are as follows: (continued)

	December 31, 2024						
	Valuation technique	Type of financial instrument	Book value	Input	Significant unobservable input	Range of input	Relationship of unobservable inputs to fair value
Financial liabilities							
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	2,098	Volatility of underlying assets, Price of underlying assets, Exchange rate	Volatility of underlying assets	35.27%	The higher the volatility, the higher the volatility of fair value
	Option model (*2)	Interest rates related	207,697	Volatility of underlying assets, Regression coefficient, Correlation coefficient, Interest rate	Volatility of underlying assets, Regression coefficient, Correlation coefficient	0.5618%~1.0892% 0.0040%~2.3162% 57.21%~90.34%	The higher the volatility, the higher the volatility of fair value; The effects of trading instruments and market conditions increase or decrease fair value with changes in regression and correlation coefficients
			₩ 209,795				

(*1) The Bank uses Binomial Tree and LSMC option model.
(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, depending on the type of product, methods such as Monte Carlo simulation.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

The effects of changes that would be recognized in profit or loss or other comprehensive income as a result of changes in unobservable inputs used in the fair value measurement of financial instruments classified as Level 3 as of December 31, 2025 and 2024 are as follows:

			December 31, 2025			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Securities at FVTPL	Debt securities (*2)	₩	1,335	(1,230)	-	-
	Equity securities (*3)		7,224	(4,786)		
Derivative assets (*2)	Equity and foreign exchange related		105	(99)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	20,476	(14,870)
		₩	8,664	(6,115)	20,476	(14,870)
Derivative liabilities (*2)	Equity and foreign exchange related	₩	81	(85)	-	-
	Interest rates related		4,416	(5,614)	-	-
		₩	4,497	(5,699)	-	-

(*1) ₩6,916,968 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.

(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

			December 31, 2024			
			Profit (loss) for the year		Other comprehensive income (loss) for the year	
Type of financial instruments (*1)			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Securities at FVTPL	Debt securities (*2)	₩	711	(664)	-	-
	Equity securities (*3)		2,926	(1,588)	-	-
Derivative assets (*2)	Equity and foreign exchange related		378	(370)	-	-
Securities at FVTOCI (*3)	Equity securities		-	-	22,286	(14,915)
		₩	4,015	(2,622)	22,286	(14,915)
Derivative liabilities (*2)	Equity and foreign exchange related	₩	3,063	(1,178)	-	-
	Interest rates related		3,545	(4,807)	-	-
		₩	6,608	(5,985)	-	-

(*1) ₩6,517,963 million of financial instruments classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

(*2) Based on 10% of increase or decrease in unobservable volatility of underlying assets or correlation coefficient.

(*3) Based on changes in unobservable growth rate (-1.0%~1.0%) and discount rate (-1%p~1%p).

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The book value and the fair value for cash are identical, and most of deposits are floating interest rate deposits or next-day deposits of a short-term instrument. Therefore, the carrying value for deposits approximates fair value.
Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows anticipated to be received at the market interest rate, credit risk of a borrower, etc.
Securities at amortized cost	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.
Deposits and borrowings	The book value is used as a fair value for short-term bonds such as demand deposits, cash management account (CMA) deposits and call money, and the fair value of others is measured by discounting the contractual cash flows at the market interest rate, considering residual risk.
Debt securities issued	An external professional evaluation agency is used to calculate the valuation amount using the market information, and the fair value is calculated using DCF model.
Other financial assets and liabilities	The book value is used as fair value for short-term and transitional accounts, such as spot exchange, and unpaid/uncollected domestic exchange of payments, and for the remaining financial instruments, the present value of the contractual cash flows at a discount rate which considered residual risk at the market interest rate is calculated as a fair value.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024, are as follows:

		December 31, 2025				
		Book value				
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets						
Cash and due from banks:						
Cash	₩	2,694,493	-	-	2,694,493	2,694,493
Due from banks		21,592,984	-	(4,400)	21,588,584	21,588,584
Loans at amortized cost:						
Household loans		147,041,572	595,968	(434,997)	147,202,543	146,905,112
Corporate loans		210,279,087	89,728	(1,357,983)	209,010,832	210,218,639
Public and other loans		4,578,221	(796)	(16,794)	4,560,631	4,578,895
Loans to bank		2,849,835	-	(5,697)	2,844,138	2,845,454
Securities at amortized cost:						
Government bonds		18,011,515	-	(652)	18,010,863	18,058,914
Financial institutions bonds		1,590,858	-	(662)	1,590,196	1,602,924
Corporate bonds		6,365,644	-	(2,667)	6,362,977	6,334,997
Other financial assets		32,327,506	(40,217)	(353,491)	31,933,798	32,280,364
	₩	447,331,715	644,683	(2,177,343)	445,799,055	447,108,376
Liabilities						
Deposits:						
Demand deposits	₩	161,948,517	-	-	161,948,517	161,948,517
Time deposits		205,248,881	-	-	205,248,881	205,185,070
Negotiable certificates of deposits		15,076,294	-	-	15,076,294	15,040,025
Deposits from issued promissory notes		8,921,064	-	-	8,921,064	8,920,096
CMA		4,889,093	-	-	4,889,093	4,889,093
Others		13,276	-	-	13,276	13,275
Borrowings:						
Call money		818,389	-	-	818,389	818,389
Bill sold		11,887	-	-	11,887	11,846
Bonds sold under repurchase agreements		2,852,099	-	-	2,852,099	2,852,100
Borrowings		24,365,271	(5,200)	-	24,360,071	24,347,336
Debt securities issued:						
Debt securities issued in Korean won		30,534,983	(61,735)	-	30,473,248	30,435,805
Debt securities issued in foreign currencies		10,038,351	(33,222)	-	10,005,129	10,177,791
Other financial liabilities		41,987,094	(24,859)	-	41,962,235	41,915,356
	₩	506,705,199	(125,016)	-	506,580,183	506,554,699

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2025 and 2024, are as follows: (continued)

		December 31, 2024				
		Book value				
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets						
Cash and due from banks:						
Cash	₩	2,119,821	-	-	2,119,821	2,119,821
Due from banks		23,056,249	-	(2,399)	23,053,850	23,053,850
Loans at amortized cost:						
Household loans		140,013,807	514,700	(419,171)	140,109,336	140,760,034
Corporate loans		204,899,117	90,051	(1,264,336)	203,724,832	205,156,087
Public and other loans		5,079,142	(651)	(34,802)	5,043,689	5,085,776
Loans to bank		2,703,223	-	(5,951)	2,697,272	2,706,723
Securities at amortized cost:						
Government bonds		16,935,197	-	(757)	16,934,440	17,148,372
Financial institutions bonds		3,462,746	-	(1,316)	3,461,430	3,500,603
Corporate bonds		6,618,772	-	(2,838)	6,615,934	6,628,967
Other financial assets		15,897,088	(42,819)	(351,229)	15,503,040	15,850,225
	₩	420,785,162	561,281	(2,082,799)	419,263,644	422,010,458
Liabilities						
Deposits:						
Demand deposits	₩	149,579,120	-	-	149,579,120	149,579,120
Time deposits		205,738,447	-	-	205,738,447	206,062,504
Negotiable certificates of deposits		8,232,800	-	-	8,232,800	8,296,609
Deposits from issued promissory notes		7,624,787	-	-	7,624,787	7,624,245
CMA		4,451,561	-	-	4,451,561	4,451,561
Others		14,469	-	-	14,469	14,468
Borrowings:						
Call money		711,465	-	-	711,465	711,465
Bill sold		8,872	-	-	8,872	8,831
Bonds sold under repurchase agreements		1,643	-	-	1,643	1,643
Borrowings		21,118,370	(1,588)	-	21,116,782	21,196,217
Debt securities issued:						
Debt securities issued in Korean won		33,492,221	(56,871)	-	33,435,350	33,501,100
Debt securities issued in foreign currencies		10,126,293	(36,941)	-	10,089,352	10,220,729
Other financial liabilities		27,961,724	(38,885)	-	27,922,839	27,886,447
	₩	469,061,772	(134,285)	-	468,927,487	469,554,939

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2025 and 2024, are as follows:

		December 31, 2025			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,694,493	-	-	2,694,493
Due from banks		-	21,588,584	-	21,588,584
Loans at amortized cost:					
Household loans		-	-	146,905,112	146,905,112
Corporate loans		-	-	210,218,639	210,218,639
Public and other loans		-	-	4,578,895	4,578,895
Loans to bank		-	427,912	2,417,542	2,845,454
Securities at amortized cost:					
Government bonds		7,640,088	10,418,826	-	18,058,914
Financial institutions bonds		80,367	1,522,557	-	1,602,924
Corporate bonds		-	6,334,997	-	6,334,997
Other financial assets		-	29,019,987	3,260,377	32,280,364
	₩	10,414,948	69,312,863	367,380,565	447,108,376
Liabilities					
Deposits:					
Demand deposits	₩	-	161,948,517	-	161,948,517
Time deposits		-	-	205,185,070	205,185,070
Negotiable certificates of deposits		-	-	15,040,025	15,040,025
Deposits from issued promissory notes		-	-	8,920,096	8,920,096
CMA		-	4,889,093	-	4,889,093
Others		-	-	13,275	13,275
Borrowings:					
Call money		-	818,389	-	818,389
Bill sold		-	-	11,846	11,846
Bonds sold under repurchase agreements		-	-	2,852,100	2,852,100
Borrowings		-	-	24,347,336	24,347,336
Debt securities issued:					
Debt securities issued in Korean won		-	28,835,203	1,600,602	30,435,805
Debt securities issued in foreign currencies		-	10,177,791	-	10,177,791
Other financial liabilities		-	22,026,427	19,888,929	41,915,356
	₩	-	228,695,420	277,859,279	506,554,699

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2025 and 2024, are as follows: (continued)

		December 31, 2024			
		Level 1	Level 2	Level 3	Total
Assets					
Cash and due from banks:					
Cash	₩	2,119,821	-	-	2,119,821
Due from banks		-	23,053,850	-	23,053,850
Loans at amortized cost:					
Household loans		-	-	140,760,034	140,760,034
Corporate loans		-	-	205,156,087	205,156,087
Public and other loans		-	-	5,085,776	5,085,776
Loans to bank		-	327,630	2,379,093	2,706,723
Securities at amortized cost:					
Government bonds		7,975,228	9,173,144	-	17,148,372
Financial institutions bonds		331,421	3,169,182	-	3,500,603
Corporate bonds		-	6,628,967	-	6,628,967
Other financial assets		-	12,647,246	3,202,979	15,850,225
	₩	10,426,470	55,000,019	356,583,969	422,010,458
Liabilities					
Deposits:					
Demand deposits	₩	-	149,579,120	-	149,579,120
Time deposits		-	-	206,062,504	206,062,504
Negotiable certificates of deposits		-	-	8,296,609	8,296,609
Deposits from issued promissory notes		-	-	7,624,245	7,624,245
CMA		-	4,451,561	-	4,451,561
Others		-	-	14,468	14,468
Borrowings:					
Call money		-	711,465	-	711,465
Bill sold		-	-	8,831	8,831
Bonds sold under repurchase agreements		-	-	1,643	1,643
Borrowings		-	-	21,196,217	21,196,217
Debt securities issued:					
Debt securities issued in Korean won		-	31,908,251	1,592,849	33,501,100
Debt securities issued in foreign currencies		-	10,220,729	-	10,220,729
Other financial liabilities		-	9,648,220	18,238,227	27,886,447
	₩	-	206,519,346	263,035,593	469,554,939

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2025 and 2024, are as follows:

			December 31, 2025		
Level	**Type of financial instruments**		**Fair value (*)**	**Valuation technique**	**Inputs**
Level 2	Securities at amortized cost	₩	18,276,380	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		364,120,188		Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,260,377		Discount rate
		₩	385,656,945		
Level 2	Debt securities issued	₩	39,012,994	Discounted cash flow	Discount rate
Level 3	Deposits (*)		229,082,447		Discount rate
	Borrowings (*)		17,819,749		Discount rate
	Debt securities issued		1,600,602		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		19,888,929		Discount rate
		₩	307,404,721		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2025 and 2024, are as follows: (continued)

	December 31, 2024				
Level	**Type of financial instrument**		**Fair value (*)**	**Valuation technique**	**Inputs**
Level 2	Securities at amortized cost	₩	18,971,293	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		353,380,990		Discount rate, Credit spread, Prepayment rate
	Other financial assets		3,202,979		Discount rate
		₩	375,555,262		
Level 2	Debt securities issued	₩	42,128,980	Discounted cash flow	Discount rate
Level 3	Deposits (*)		221,936,577		Discount rate
	Borrowings (*)		14,751,790		Discount rate
	Debt securities issued		1,592,849		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		18,238,227		Discount rate
		₩	298,648,423		

(*) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and where the carrying amount is disclosed at fair value.

(c) Deferred transaction date gain or loss

The changes in transaction date (Day 1) gain and loss that occurred at the initial recognition of financial instruments measured at fair value for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025			
		Beginning balance	**New transaction**	**Profit and loss recognition**	**Ending balance**
Equity options	₩	958	1,460	(1,775)	643

		December 31, 2024			
		Beginning balance	**New transaction**	**Profit and loss recognition**	**Ending balance**
Equity options	₩	48	1,196	(286)	958

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and liabilities as of December 31, 2025 and 2024, are as follows:

		December 31, 2025					
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivative assets held for hedging	Total
Assets							
Due from banks	₩	-	-	-	21,588,584	-	21,588,584
Securities at FVTPL		31,051,245	-	-	-	-	31,051,245
Derivative assets		5,046,119	-	-	-	45,898	5,092,017
Loans at FVTPL		506,781	-	-	-	-	506,781
Loans at amortized cost		-	-	-	363,618,144	-	363,618,144
Securities at FVTOCI		-	58,327,055	1,518,186	-	-	59,845,241
Securities at amortized cost		-	-	-	25,964,036	-	25,964,036
Other financial assets		-	-	-	31,933,798	-	31,933,798
	₩	36,604,145	58,327,055	1,518,186	443,104,562	45,898	539,599,846

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities held for hedging	Total
Liabilities						
Deposits	₩	-	-	396,097,125	-	396,097,125
Financial liabilities at FVTPL		1,522,071	-	-	-	1,522,071
Financial liabilities designated at FVTPL		-	287,849	-	-	287,849
Derivative liabilities		4,417,159	-	-	431,007	4,848,166
Borrowings		-	-	28,042,446	-	28,042,446
Debt securities issued		-	-	40,478,377	-	40,478,377
Other financial liabilities		-	-	41,962,235	-	41,962,235
	₩	5,939,230	287,849	506,580,183	431,007	513,238,269

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets as of December 31, 2025 and 2024, are as follows: (continued)

		December 31, 2024					
		Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets designated at FVTOCI	Financial assets at amortized cost	Derivative assets held for hedging	Total
Assets							
Due from banks	₩	-	-	-	23,053,850	-	23,053,850
Securities at FVTPL		25,892,162	-	-	-	-	25,892,162
Derivative assets		7,342,354	-	-	-	57,685	7,400,039
Loans at FVTPL		745,412	-	-	-	-	745,412
Loans at amortized cost		-	-	-	351,575,129	-	351,575,129
Securities at FVTOCI		-	49,768,020	1,328,373	-	-	51,096,393
Securities at amortized cost		-	-	-	27,011,804	-	27,011,804
Other financial assets		-	-	-	15,503,040	-	15,503,040
	₩	33,979,928	49,768,020	1,328,373	417,143,823	57,685	502,277,829

		Financial instruments at FVTPL				
		Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivative liabilities held for hedging	Total
Liabilities						
Deposits	₩	-	-	375,641,186	-	375,641,186
Financial liabilities at FVTPL		597,058	-	-	-	597,058
Financial liabilities designated at FVTPL		-	261,299	-	-	261,299
Derivative liabilities		6,951,179	-	-	579,563	7,530,742
Borrowings		-	-	21,838,763	-	21,838,763
Debt securities issued		-	-	43,524,701	-	43,524,701
Other financial liabilities		-	-	27,922,838	-	27,922,838
	₩	7,548,237	261,299	468,927,488	579,563	477,316,587

There are no financial instruments that are reclassified between categories of financial instruments for the years ended December 31, 2025 and 2024.

(In millions of Korean won)

3. Financial risk management (continued)

3-4. Measurement of fair value (continued)

(e) Financial income and expense by category for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Due from banks	₩	241,030	-	(2,017)	-	239,013	-
Securities at FVTPL		630,469	13,526	-	726,241	1,370,236	-
Securities at FVTOCI		1,690,766	16,182	(7,223)	238,646	1,938,371	(52,364)
Securities at amortized cost		864,048	-	852	(56)	864,844	-
Loans at FVTPL		23,677	-	-	72,755	96,432	-
Loans at amortized cost		15,081,717	108,991	(584,515)	(104,742)	14,501,451	-
Other financial assets		92,681	246,228	(4,668)	31,382	365,623	-
Financial liabilities at FVTPL		-	320	-	(397,486)	(397,166)	-
Financial liabilities designated at FVTPL		(14,792)	-	-	23,446	8,654	-
Financial liabilities at amortized cost		(10,614,552)	(360)	-	(164,450)	(10,779,362)	11,295
Net derivatives held for hedging		-	-	-	153,272	153,272	-
Allowance for off-balance sheet items		-	-	4,177	-	4,177	-
	₩	7,995,044	384,887	(593,394)	579,008	8,365,545	(41,069)

		December 31, 2024					
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Due from banks	₩	225,611	-	2,207	-	227,818	-
Securities at FVTPL		671,105	11,009	-	362,977	1,045,091	-
Securities at FVTOCI		1,574,388	17,193	(463)	154,027	1,745,145	487,917
Securities at amortized cost		917,143	-	349	(41)	917,451	-
Loans at FVTPL		32,625	-	-	80,795	113,420	-
Loans at amortized cost		16,140,484	106,225	(334,807)	(59,422)	15,852,480	-
Other financial assets		106,826	162,694	8,417	4,626	282,563	-
Financial liabilities at FVTPL		-	27	-	(157,760)	(157,733)	-
Financial liabilities designated at FVTPL		(13,292)	-	-	(6,466)	(19,758)	-
Financial liabilities at amortized cost		(12,003,733)	(59)	-	(38,347)	(12,042,139)	(69,202)
Net derivatives held for hedging		-	-	-	63,475	63,475	-
Allowance for off-balance sheet items		-	-	15,729	-	15,729	-
	₩	7,651,157	297,089	(308,568)	403,864	8,043,542	418,715

3. Financial risk management (continued)

3-5. Capital risk management

In response to the increased risk of financial institutions following financial deregulation in the 1980s, capital regulations applicable to banks are adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Since the initial Basel Capital Accord was introduced, capital regulations have evolved in a way that better reflects the risk of the bank. To improve risk management and increasing capital adequacy of banks, Basel Committee on Bank Supervision (BCBS) prepared and announced new Basel Capital Accord (Basel III), and capital adequacy standards based on Basel III is implemented by *Regulation on Supervision of Banking Business* beginning on December 1, 2013. Under these regulations, all domestic banks including the Bank are required to maintain a certain ratio or higher of the common stock capital ratio, basic capital ratio, and total equity capital ratio step by step from the effective date and report whether the Bank meets the capital adequacy ratio to the Financial Supervisory Service according to banking-related legislation.

Under *the Regulation on Supervision of Banking Business*, the regulatory capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital that can be compensated firstly and lastly at the time of bank liquidation and is not repaid except at the time of liquidation, including common stock, capital surplus, accumulated other comprehensive income, other capital surplus, capital adjustment, and part of the non-controlling interests of the Bank's subsidiaries.

ii) Other Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

The Bank includes capital securities that meet the recognition requirements to compensate for the Bank's losses upon liquidation. This includes some of the associated capital surplus and the amount of external investors' holdings of supplementary capital issued by subsidiaries. Also, it includes the provisions that meet Basel III requirements.

The Bank calculates the ratio of equity capital by dividing the equity capital (the amount deducted from the sum of the above basic capital and supplementary capital) into risk-weighted assets. Risk weighted assets are calculated by applying higher weights to reflect the actual risk of the Bank. It comprises the sum of credit risk weighted assets, operational risk weighted assets, market risk weighted assets and additional risk assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

(In millions of Korean won)

3. Financial risk management (continued)

3-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2025 and 2024 are as follows:

Category		December 31, 2025 (*1)	December 31, 2024
Capital:			
Common equity Tier 1 capital	₩	33,521,400	31,767,359
Additional Tier 1 capital		1,949,195	2,088,605
Tier 1 capital		35,470,595	33,855,964
Tier 2 capital		4,531,846	5,097,802
	₩	40,002,441	38,953,766
Risk-weighted assets: (*2)			
Credit risk-weighted assets	₩	198,007,265	193,160,299
Market risk-weighted assets		11,941,632	10,429,546
Operating risk-weighted assets		20,157,516	17,976,098
	₩	230,106,413	221,565,943
Capital adequacy ratio:			
Common equity Tier 1 capital ratio		14.57%	14.34%
Tier 1 capital ratio		15.41%	15.28%
Tier 2 capital ratio		1.97%	2.30%
Total capital ratio		17.38%	17.58%

(*1) The capital adequacy ratio as of December 31, 2025 is a preliminary figure.
(*2) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

The criteria for capital adequacy to be complied with by the Banks are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio required to be observed from 2019 has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation buffer (2.5%p) and Domestic Systemically Important Banks (D-SIB) buffer (1.0%p) and countercyclical capital buffer (2.5%p) to the existing lowest common equity capital ratio and countercyclical capital buffer can be charged up to 2.5%p during credit expansion period. As of December 31, 2025, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation buffer (2.5%p), D-SIB buffer (1.0%p), and countercyclical capital buffer (1%p).

(In millions of Korean won)

3. Financial risk management (continued)

3-6. Transaction as a transfer of financial instrument

(a) Transferred financial instruments that are not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Transferred assets:			
Securities at FVTOCI	₩	2,950,218	40,774
Securities at amortized cost		87,569	181,030
	₩	3,037,787	221,804
Associated liabilities:			
Bonds sold under repurchase agreements	₩	2,852,099	1,643

ii) Securities lending

When the Bank lends securities held, the ownership of the securities is transferred, but since the securities must be returned at the end of the lending period, the Bank continues to recognize the entire loaned securities as it retains most of the risks and benefits of the securities. Securities loaned as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Lender
Securities at FVTOCI:				
Government bonds	₩	2,950,903	2,551,051	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		408,766	552,103	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:				
Government bonds		821,478	2,093,011	Korea Securities Finance Corp., Korea Securities Depository NH Investment & Securities Co., Ltd.
Securities at FVTPL:				
Government bonds		399,657	-	Korea Securities Finance Corp., Korea Securities Depository
	₩	4,580,804	5,196,165	

(b) Financial instruments that are qualified for derecognition but under continuing involvement.

There is no financial instrument that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2025 and 2024.

(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
Financial assets							
Derivative assets (*1)	₩	4,928,948	-	4,928,948			
Other financial assets (*1)		17,910,862	-	17,910,862	21,136,267	291	1,703,252
Bonds sold under repurchase agreements related collateral of securities (*2)		3,037,787	-	3,037,787	2,852,099	-	185,688
Bonds purchased under resale agreement (Loans) (*2)		1,483,457	-	1,483,457	1,483,457	-	-
Securities lent (*2)		4,936	-	4,936	4,936	-	-
Domestic exchange settlements receivables (*3)		49,089,437	37,979,963	11,109,474	-	-	11,109,474
Receivable from disposal of securities, etc. (*4)		4,908	3,687	1,221	-	-	1,221
	₩	76,460,335	37,983,650	38,476,685	25,476,759	291	12,999,635
Financial liabilities							
Derivative liabilities (*1)	₩	4,820,524	-	4,820,524			
Other financial liabilities (*1)		17,564,379	-	17,564,379	21,232,203	-	1,152,700
Bonds sold under repurchase agreements (Borrowings) (*2)		2,852,099	-	2,852,099	2,852,099	-	-
Domestic exchange settlement payables (*3)		42,079,617	37,979,963	4,099,654	4,099,654	-	-
Payable from purchase of securities, etc. (*4)		3,763	3,687	76	21	-	55
	₩	67,320,382	37,983,650	29,336,732	28,183,977	-	1,152,755

(*1) Certain over-the-counter derivative transactions entered into by the Bank are conducted under master netting arrangements of the International Swaps and Derivatives Association (ISDA). Under these arrangements, in the event of a credit event such as the default of a counterparty, all derivative transactions with that counterparty are terminated, and upon termination, the amounts payable and receivable under each transaction are offset, resulting in a single net amount payable by one party to the other.
(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements.
(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.
(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

(In millions of Korean won)

3. Financial risk management (continued)

3-7. Offsetting financial assets and financial liabilities (continued)

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024					
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received	
Financial assets							
Derivative assets (*1)	₩	7,395,743	-	7,395,743			
Other financial assets (*1)		8,653,130	-	8,653,130	11,545,677	86,895	4,416,301
Bonds sold under repurchase agreements related collateral of securities (*2)		2,039,147	-	2,039,147	1,643	-	2,037,504
Bonds purchased under resale agreement (Loans) (*2)		4,189,902	-	4,189,902	3,990,484	-	199,418
Securities lent (*2)		5,196,165	-	5,196,165	5,196,165	-	-
Domestic exchange settlements receivables (*3)		39,237,712	34,502,696	4,735,016	-	-	4,735,016
Receivable from disposal of securities, etc. (*4)		13,524	3,407	10,117	-	-	10,117
	₩	66,725,323	34,506,103	32,219,220	20,733,969	86,895	11,398,356
Financial liabilities							
Derivative liabilities (*1)	₩	7,519,349	-	7,519,349			
Other financial liabilities (*1)		7,569,264	-	7,569,264	12,128,596	-	2,960,017
Bonds sold under repurchase agreements (Borrowings) (*2)		1,643	-	1,643	1,643	-	-
Domestic exchange settlement payables (*3)		36,240,510	34,502,696	1,737,814	1,737,814	-	-
Payable from purchase of securities, etc. (*4)		3,831	3,407	424	424	-	-
	₩	51,334,597	34,506,103	16,828,494	13,868,477	-	2,960,017

(*1) Certain over-the-counter derivative transactions entered into by the Bank are conducted under master netting arrangements of the International Swaps and Derivatives Association (ISDA). Under these arrangements, in the event of a credit event such as the default of a counterparty, all derivative transactions with that counterparty are terminated, and upon termination, the amounts payable and receivable under each transaction are offset, resulting in a single net amount payable by one party to the other.
(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to master netting agreements. Regarding securities lending transactions executed through the Korea Securities Depository (KSD) and Korea Securities Finance Corporation (KSFC) (Competitive Transactions), collateral is pledged in the name of the intermediary. Accordingly, neither master netting agreements nor the enforcement of collateral rights are legally effective between the counterparties. In this regard, the amount of securities lent for which pledges have been established in the name of the intermediary includes ₩5,186,364 million as of December 31, 2024.
(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.
(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of 'Central Counter Party ("CCP")' system is included in the amount.

4. Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management's estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVTOCI and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit liabilities

The present value of defined benefit liabilities can vary depending on various factors determined by actuarial methods. Assumptions used to determine the net cost (benefit) of pensions include discount rates, and changes in these assumptions will affect the book value of defined benefit liabilities. The Bank determines appropriate discount rates every six months. These rates represent the interest rates that should be used to determine the present value of estimated future cash outflows expected to occur upon settlement of defined benefit liabilities. The entity expresses pensions in the currency in which they are paid and considers yields on high-quality corporate bonds with maturities similar to those of the related pension liabilities when determining appropriate discount rates. Other significant assumptions related to defined benefit liabilities are based on certain current market situations.

(In millions of Korean won)

5. Cash and due from banks

(a) Cash and due from banks as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Cash	₩	2,694,493	2,119,821
Deposits in Korean won:			
Reserve deposits		7,968,884	11,420,315
Others		6,253	1,633
		7,975,137	11,421,948
Deposits in foreign currencies:			
Deposits		12,801,233	11,372,817
Time deposits		532,562	63,700
Others		284,052	197,785
		13,617,847	11,634,302
Allowance for impairment		(4,400)	(2,400)
	₩	24,283,077	25,173,671

(b) Restricted due from banks as of December 31, 2025 and 2024, are as follows:

Classification		December 31 2025	December 31 2024	Applicable laws and regulations
Deposits in Korean won:				
Reserve deposits	₩	7,968,884	11,420,315	Article 55 of the Bank of Korea Act
Others		4,253	254	Article 387 of Capital Market Act of Korea Act, etc.
		7,973,137	11,420,569	
Deposits in foreign currencies:				
Deposits		6,242,635	9,149,734	Article 55 of the Bank of Korea Act, etc.
Time deposits		57,396	58,800	New York State Banking Law
Others		26,700	20,757	Derivative contract
		6,326,731	9,229,291	
	₩	14,299,868	20,649,860	

(In millions of Korean won)

6. Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Debt securities:			
Government bonds	₩	4,828,544	2,756,034
Financial institution bonds		1,065,419	802,014
Corporate bonds		1,642,326	2,017,175
Bills bought		8,324,600	8,867,070
CMA		4,997,086	2,641,740
Beneficiary Certificates		6,499,191	5,908,121
Others		2,842,501	2,560,803
		30,199,667	25,552,957
Equity securities:			
Stocks		223,615	204,228
Capital contributions		4,295	6,680
		227,910	210,908
Gold/Silver deposits		623,668	128,297
	₩	31,051,245	25,892,162

(In millions of Korean won)

7. Derivatives

(a) The notional amounts of derivatives as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Foreign currency related			
Over the counter:			
Currency forwards	₩	154,481,895	134,022,512
Currency swaps		66,512,711	57,751,153
Currency options		3,420,298	2,182,530
Exchange traded:			
Currency futures		45,917	44,100
		224,460,821	194,000,295
Interest rates related			
Over the counter:			
Interest rate forwards		4,059,440	1,635,157
Interest rate swaps		48,412,032	43,976,810
Interest rate options		810,000	810,000
Exchange traded:			
Interest rate futures		993,890	1,569,573
Interest rate swaps (*)		103,122,037	68,109,834
		157,397,399	116,101,374
Equity related			
Over the counter:			
Equity options		2,011,403	324,938
Exchange traded:			
Equity futures		75,844	38,532
Equity options		51,500	26,875
		2,138,747	390,345
Commodity related			
Over the counter:			
Commodity swaps and forwards		851,881	287,531
Hedge			
Fair value hedge:			
Interest rate swaps		10,339,461	10,347,033
	₩	395,188,309	321,126,578

(*) The notional amounts of derivatives which is settled in the 'Central Counter Party ("CCP")' system.

(In millions of Korean won)

7. Derivatives (continued)

(b) Fair values of derivatives as of December 31, 2025 and 2024, are as follows:

		December 31, 2025		December 31, 2024	
		Assets	Liabilities	Assets	Liabilities
Foreign currency related					
Over the counter:					
Currency forwards	₩	2,820,124	1,431,892	4,611,102	2,652,698
Currency swaps		1,751,058	2,650,856	2,299,924	3,909,937
Currency options		9,138	18,497	24,230	25,700
		4,580,320	4,101,245	6,935,256	6,588,335
Interest rates related					
Over the counter:					
Interest rate forwards		305,664	7,872	14,636	72,358
Interest rate swaps		159,692	226,692	391,594	252,208
Interest rate options		-	26,045	-	28,806
Exchange traded:					
Interest rate futures		298	141	666	161
		465,654	260,750	406,896	353,533
Equity related					
Over the counter:					
Equity options		46	17,008	49	4,133
Exchange traded:					
Equity futures		-	93	62	193
Equity options		99	4,702	91	33
		145	21,803	202	4,359
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	33,361	-	4,952
Hedge					
Fair value hedge:					
Interest rate swaps		45,898	431,007	57,685	579,563
	₩	5,092,017	4,848,166	7,400,039	7,530,742

(In millions of Korean won)

7. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Gain	Loss	Gain	Loss
Foreign currency related					
Over the counter:					
Currency forwards	₩	2,076,264	1,693,970	4,564,756	2,710,574
Currency swaps		936,769	951,982	1,897,680	3,669,481
Currency options		12,466	5,082	22,156	17,700
		3,025,499	2,651,034	6,484,592	6,397,755
Interest rates related					
Over the counter:					
Interest rate forwards		331,201	-	14,636	59,591
Interest rate swaps		171,383	362,501	295,837	128,008
Interest rate options		8,987	7,332	6,426	7,427
Exchange traded:					
Interest rate futures		298	141	666	161
		511,869	369,974	317,565	195,187
Equity related					
Over the counter:					
Equity options		4,977	1,937	10,015	23
Exchange traded:					
Equity futures		-	93	62	193
Equity options		258	3,946	192	-
		5,235	5,976	10,269	216
Commodity related					
Over the counter:					
Commodity swaps and forwards		-	33,361	-	4,952
Hedge					
Fair value hedge:					
Interest rate swaps		218,997	80,720	107,331	64,544
	₩	3,761,600	3,141,065	6,919,757	6,662,654

(In millions of Korean won)

7. Derivatives (continued)

(d) Hedge accounting

i) Purpose and strategy of hedge accounting

The Bank trades derivative financial instruments to hedge the interest rate risk and foreign exchange risk arising from the Bank's assets and liabilities. The Bank applies fair value hedge accounting using interest rate swaps to avoid the risk of changes in fair value due to changes in market interest rates on structured bonds in Korean won, foreign currency issued financial bonds, structured deposits in Korean won and foreign currency investment bonds. In addition, to avoid the risk of foreign currency exchange rate fluctuations at foreign operations, the Bank applies hedges of a net investment in a foreign operation that utilize non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2025 and 2024, are as follows:

		December 31, 2025						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	1,459,232	1,526,834	1,914,729	1,155,002	419,096	3,864,568	10,339,461
Average price conditions (*1)		1.15%	0.89%	1.26%	1.09%	0.99%	0.40%	0.84%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments in foreign operations (*2)								
Debt securities issued in foreign currencies	₩	186,537	-	352,605	38,441	-	-	577,583
Average hedge ratio		100%	-	100%	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, 3M AUD Bond and 3M JPY TONAR.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,299.99 and AUD/KRW 924.53.

		December 31, 2024						
		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges								
Interest rate swaps	₩	356,897	1,595,538	1,402,345	1,913,382	909,489	4,169,382	10,347,033
Average price conditions (*1)		0.72%	1.04%	0.93%	1.10%	1.00%	0.34%	0.74%
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%
Hedge of net investments in foreign operations (*2)								
Debt securities issued in foreign currencies	₩	36,547	191,100	-	361,230	-	-	588,877
Average hedge ratio		100%	100%	-	100%	-	-	100%

(*1) Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,299.99 and AUD/KRW 877.18.

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements

i) Impact on hedging instruments in the separate statements of financial position as of December 31, 2025 and 2024, and separate statements of comprehensive income and separate statements of changes in equity for the years then ended are as follows:

			December 31, 2025					
				Separate statement of financial position			Separate statement of comprehensive income	
Fair value hedges			**Notional amounts**	**Derivative assets**	**Derivative liabilities**	**Debt securities issued**	**Other comprehensive income for the year**	**Changes in fair value for the year**
Interest rate risk	Interest rate swaps	₩	10,339,461	45,898	431,007	-	-	138,277
Hedge of net investments in foreign operations:								
Foreign exchange risk	Debt securities issued in foreign currencies		577,583	-	-	576,747	11,295	11,295
		₩	10,917,044	45,898	431,007	576,747	11,295	149,572

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

i) Impact on hedging instruments in the separate statements of financial position as of December 31, 2025 and 2024, and separate statements of comprehensive income and separate statements of changes in equity for the years then ended are as follows (continued):

			December 31, 2024					
				Separate statement of financial position			Separate statement of comprehensive income	
			Notional amounts	Derivative assets	Derivative liabilities	Debt securities issued	Other comprehensive loss for the year	Changes in fair value for the year
Fair value hedges								
Interest rate risk	Interest rate swaps	₩	10,347,033	57,685	579,563	-	-	42,787
Hedge of net investments in foreign operations:								
Foreign exchange risk	Debt securities issued in foreign currencies		588,877	-	-	587,427	(69,202)	(69,202)
		₩	10,935,910	57,685	579,563	587,427	(69,202)	(26,415)

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact on hedged items in the separate statements of financial position as of December 31, 2025 and 2024, and separate statements of comprehensive income and separate statements of changes in equity for the years ended December 31, 2025 and 2024 are as follows:

	Hedging instruments		December 31, 2025 Separate statement of financial position Securities at FVTOCI	Deposits	Debt securities issued	Separate statement of comprehensive income Other comprehensive loss for the year	Fair value hedges adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:									
Interest rate risk	Debt securities issued	₩	-	-	8,253,881	-	(283,695)	(135,590)	-
	Investment bonds		1,217,304	-	-	-	(7,991)	13,058	-
	Time deposits		-	730,367	-	-	(89,633)	2,470	-
			1,217,304	730,367	8,253,881	-	(381,319)	(120,062)	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations		-	-	-	(11,295)	-	(11,295)	114,704
		₩	1,217,304	730,367	8,253,881	(11,295)	(381,319)	(131,357)	114,704

	Hedging instruments		December 31, 2024 Separate statement of financial position Securities at FVTOCI	Deposits	Debt securities issued	Separate statement of comprehensive income Other comprehensive income for the year	Fair value hedges adjusted accumulated amount	Changes in fair value for the year	Reserve of exchange differences on translation
Fair value hedges:									
Interest rate risk	Debt securities issued	₩	-	-	8,289,244	-	(439,401)	(27,716)	-
	Investment bonds		996,275	-	-	-	11,271	(5,514)	-
	Time deposits		-	878,434	-	-	(101,566)	(12,034)	-
			996,275	878,434	8,289,244	-	(529,696)	(45,264)	-
Hedge of net investments in foreign operations:									
Foreign exchange risk	Net investments in foreign operations		-	-	-	69,202	-	69,202	125,999
		₩	996,275	878,434	8,289,244	69,202	(529,696)	23,938	125,999

(In millions of Korean won)

7. Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

iii) The amounts recognized as gains or losses due to an ineffective portion of hedge for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Changes in fair value hedges (hedged items)	**Changes in fair value hedges (hedging instruments)**	**Hedge ineffectiveness recognized in profit or loss (*)**
Fair value hedges:				
Interest rate swaps	₩	(120,062)	138,277	18,215
Hedge of net investments in foreign operations:				
Foreign exchange risk		(11,295)	11,295	-
	₩	(131,357)	149,572	18,215

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

		December 31, 2024		
		Changes in fair value hedges (hedged items)	**Changes in fair value hedges (hedging instruments)**	**Hedge ineffectiveness recognized in profit or loss (*)**
Fair value hedges:				
Interest rate swaps	₩	(45,264)	42,787	(2,477)
Hedge of net investments in foreign operations:				
Foreign exchange risk		69,202	(69,202)	-
	₩	23,938	(26,415)	(2,477)

(*) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

(f) The effects of quantifying the credit risk of derivatives mitigated by collateral held as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	**December 31, 2024**
Deposits, securities, and etc.	₩	1,160,040	1,010,845

(In millions of Korean won)

8. Loans

(a) Details of loans as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Loans at amortized cost	Loans at FVTPL	Loans at amortized cost	Loans at FVTPL
Household loans	₩	147,041,572	-	140,013,808	-
Corporate loans		210,279,087	397,528	204,899,118	646,253
Public and other loans		4,578,221	109,253	5,079,142	99,159
Loans to banks		2,849,835	-	2,703,222	-
		364,748,715	506,781	352,695,290	745,412
Deferred loan origination costs and fees		684,899	-	604,100	-
		365,433,614	506,781	353,299,390	745,412
Less: Allowance for impairment		(1,815,470)	-	(1,724,261)	-
	₩	363,618,144	506,781	351,575,129	745,412

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025														
				Loans at amortized cost											
	Due from banks			Household			Corporate			Others			Other assets		
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses		Total
		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired		Not impaired	Impaired	
Beginning balance	₩ 2,388	12	-	117,770	172,583	128,817	494,665	590,335	179,336	17,144	16,745	6,866	346,999	3,655	574	2,077,889
Transfer to 12 month expected credit losses	-	-	-	44,636	(44,044)	(592)	93,668	(92,508)	(1,160)	8,442	(8,442)	-	518	(517)	(1)	-
Transfer to lifetime expected credit losses	-	-	-	(11,137)	48,231	(37,094)	(54,767)	60,321	(5,554)	(283)	283	-	(210)	217	(7)	-
Transfer to credit-impaired financial assets	-	-	-	(2,201)	(11,216)	13,417	(3,855)	(32,177)	36,032	(44)	(244)	288	(119)	(624)	743	-
Provision for (reversal of) allowance	2,021	(3)	-	(26,049)	7,449	129,568	(35,405)	25,530	487,334	(11,306)	(1,478)	8,874	4,510	(69)	226	591,202
Write-offs	-	-	-	-	-	(154,927)	-	-	(323,912)	-	-	(14,410)	-	-	(492)	(493,741)
Effect of discounting	-	-	-	-	-	(10,430)	-	-	(21,192)	-	-	-	-	-	-	(31,622)
Disposal of loans	-	-	-	-	(377)	(10,118)	-	(410)	(71,212)	-	-	(75)	-	-	(57)	(82,249)
Recoveries	-	-	-	-	-	81,161	-	-	34,963	-	-	194	-	-	65	116,383
Others (*)	(19)	1	-	(306)	(81)	(63)	(996)	(1,008)	(46)	(63)	-	-	(1,920)	-	-	(4,501)
Ending balance	₩ 4,390	10	-	122,713	172,545	139,739	493,310	550,083	314,589	13,890	6,864	1,737	349,778	2,662	1,051	2,173,361

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024															
					Loans at amortized cost												
		Due from banks			Household			Corporate			Others			Other assets			Total
		12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	
Beginning balance	₩	3,987	123	-	107,206	153,707	108,275	549,031	648,169	207,450	17,414	10,369	7,339	296,339	4,331	12,786	2,126,526
Transfer to 12 month expected credit losses		18	(18)	-	35,583	(34,921)	(662)	95,952	(94,530)	(1,422)	85	(85)	-	745	(744)	(1)	-
Transfer to lifetime expected credit losses		-	-	-	(14,246)	40,195	(25,949)	(59,440)	64,901	(5,461)	(521)	521	-	(284)	298	(14)	-
Transfer to credit-impaired financial assets		-	-	-	(1,707)	(11,433)	13,140	(2,265)	(22,508)	24,773	-	(60)	60	(19)	(199)	218	-
Provision for (reversal of) allowance		(2,109)	(98)	-	(9,478)	25,204	149,003	(93,213)	(11,844)	263,970	(361)	6,001	5,524	(10,439)	(25)	2,047	324,182
Write-offs		-	-	-	-	-	(181,295)	-	-	(245,130)	-	-	(5,483)	-	-	(4,236)	(436,144)
Effect of discounting		-	-	-	-	-	(12,422)	-	-	(19,810)	-	-	-	-	-	-	(32,232)
Disposal of loans		-	-	-	-	(261)	(3,801)	-	(741)	(63,032)	-	(1)	(1,061)	-	(6)	(11,282)	(80,185)
Recoveries		-	-	-	-	-	82,478	-	-	35,047	-	-	487	-	-	1,056	119,068
Others (*)		492	5	-	412	92	50	4,600	6,888	(17,049)	527	-	-	60,657	-	-	56,674
Ending balance	₩	2,388	12	-	117,770	172,583	128,817	494,665	590,335	179,336	17,144	16,745	6,866	346,999	3,655	574	2,077,889

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025															
				Loans at amortized cost												
	Due from banks			Household			Corporate			Others			Other assets			Total
	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	
Beginning balance	₩ 23,055,922	328	-	128,382,783	11,713,685	432,039	165,669,225	38,644,281	675,663	6,762,731	1,002,997	15,986	15,720,230	131,955	2,083	392,209,908
Transfer to 12 month expected credit losses	-	-	-	4,756,007	(4,747,672)	(8,335)	8,893,974	(8,888,123)	(5,851)	127,707	(127,707)	-	30,179	(30,169)	(10)	-
Transfer to lifetime expected credit losses	-	-	-	(4,295,171)	4,368,258	(73,087)	(13,748,792)	13,772,706	(23,914)	(214,091)	214,092	(1)	(42,468)	42,508	(40)	-
Transfer to credit-impaired financial assets	-	-	-	(139,050)	(219,552)	358,602	(370,347)	(468,109)	838,456	(10,523)	(921)	11,444	(1,432)	(4,453)	5,885	-
Origination, recoveries, and others (*)	(1,463,103)	(163)	-	9,559,557	(2,208,525)	63,743	7,600,700	(1,624,386)	328,627	(297,442)	(40,680)	6,175	16,459,310	(20,088)	(5,204)	28,358,521
Write-offs	-	-	-	-	-	(154,927)	-	-	(323,912)	-	-	(14,410)	-	-	(492)	(493,741)
Disposal of loans	-	-	-	-	(2,672)	(148,144)	-	(9,511)	(591,873)	-	-	(8,096)	-	(4)	(501)	(760,801)
Ending balance	₩ 21,592,819	165	-	138,264,126	8,903,522	469,891	168,044,760	41,426,858	897,196	6,368,382	1,047,781	11,098	32,165,819	119,749	1,721	419,313,887

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

8. Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans at amortized cost and other assets for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024															
					Loans at amortized cost												
		Due from banks			Household			Corporate			Others			Other assets			Total
		12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	12-month expected credit losses	Lifetime expected credit losses: Not impaired	Lifetime expected credit losses: Impaired	
Beginning balance	₩	20,325,699	1,454	-	121,291,567	8,748,236	414,231	147,551,645	32,044,910	716,056	7,253,138	826,981	24,445	17,552,413	137,025	16,240	356,904,040
Transfer to 12 month expected credit losses		56	(56)	-	2,630,933	(2,622,523)	(8,410)	6,753,996	(6,748,870)	(5,126)	30,878	(30,878)	-	29,343	(29,340)	(3)	-
Transfer to lifetime expected credit losses		-	-	-	(5,864,954)	5,920,963	(56,009)	(12,327,148)	12,349,327	(22,179)	(147,705)	147,705	-	(51,695)	51,724	(29)	-
Transfer to credit-impaired financial assets		-	-	-	(113,542)	(199,937)	313,479	(247,978)	(355,158)	603,136	(43)	(9,600)	9,643	(1,121)	(2,636)	3,757	-
Origination, recoveries, and others (*)		2,730,167	(1,070)	-	10,438,779	(130,348)	44,024	23,938,710	1,393,230	151,076	(373,537)	69,199	6,123	(1,808,710)	(24,092)	106,691	36,540,242
Write-offs		-	-	-	-	-	(181,295)	-	-	(245,130)	-	-	(5,483)	-	-	(4,236)	(436,144)
Disposal of loans		-	-	-	-	(2,706)	(93,981)	-	(39,158)	(522,170)	-	(410)	(18,742)	-	(726)	(120,337)	(798,230)
Ending balance	₩	23,055,922	328	-	128,382,783	11,713,685	432,039	165,669,225	38,644,281	675,663	6,762,731	1,002,997	15,986	15,720,230	131,955	2,083	392,209,908

(*) Other changes are due to debt restructuring, debt-equity swap and foreign exchange rate, etc.

(In millions of Korean won)

8. Loans (continued)

(b) Deferred loan origination costs

Changes in deferred loan origination costs for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	₩	604,100	477,087
Loan origination		265,727	331,366
Amortization		(184,928)	(204,353)
Ending balance	₩	684,899	604,100

9. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVTOCI and securities at amortized cost as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities at FVTOCI:			
Debt securities:			
Government bonds	₩	19,211,266	17,218,050
Financial institutions bonds		29,231,981	23,139,419
Corporate bonds		9,883,808	9,410,551
		58,327,055	49,768,020
Equity securities:			
Stocks		1,517,960	1,303,377
Others		226	24,996
		1,518,186	1,328,373
	₩	59,845,241	51,096,393
Securities at amortized cost:			
Debt securities:			
Government bonds	₩	18,011,515	16,935,197
Financial institutions bonds		1,590,858	3,462,746
Corporate bonds		6,365,644	6,618,772
		25,968,017	27,016,715
Allowance for impairment		(3,981)	(4,911)
	₩	25,964,036	27,011,804

Details of equity instruments designated at FVTOCI as of December 31, 2025 and 2024 , are as follows:

		December 31, 2025	December 31, 2024
Marketable securities	₩	993,092	869,348
Non-marketable securities		524,868	434,029
Others		226	24,996
	₩	1,518,186	1,328,373

Above equity securities are equity securities designated as FVTOCI, and for the retention required by the policy, the option of measuring FVTOCI is exercised.

Cumulative net gains or losses reclassified in equity upon disposition of equity securities for the years ended December 31, 2025 and 2024 are ₩6,180 million and ₩7,970 million and there are no cumulated gains or losses replaced by the reclassification of the account for the years ended December 31, 2025 and 2024, respectively.

(In millions of Korean won)

9. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Gains and losses on disposal of securities at FVTOCI for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Gain on disposal of securities at FVTOCI	₩	170,289	100,830
Loss on disposal of securities at FVTOCI		(2,806)	(2,666)
	₩	167,483	98,164

The Bank disposed equity instruments that are measured at FVTOCI for debt-equity swap. At the time of disposal, fair value of equity instruments for the years ended December 31, 2025 and 2024 are ₩94,657 million and ₩104,711 million, and cumulative net gains or losses for the years ended December 31, 2025 and 2024 are ₩6,180 million and ₩7,969 million, respectively.

(c) Gains and losses on disposal of securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Gain on disposal of securities at amortized cost	₩	2	-
Loss on disposal of securities at amortized cost		(59)	(41)
	₩	(57)	(41)

Securities at amortized cost are sold due to the partial redemption of bonds, etc.

(In millions of Korean won)

9. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	18,656	87	-	18,743	4,911	-	-	4,911
Transfer to 12-month expected credit losses		17	(17)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(3)	3	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		7,154	69	-	7,223	(852)	-	-	(852)
Disposals and others (*)		(3,804)	(1)	-	(3,805)	(78)	-	-	(78)
Ending balance	₩	22,020	141	-	22,161	3,981	-	-	3,981

(*) Other changes are due to foreign exchange rate changes, etc.

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	18,641	876	-	19,517	5,409	-	-	5,409
Transfer to 12-month expected credit losses		14	(14)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		1,249	(787)	-	462	(348)	-	-	(348)
Disposals and others (*)		(1,248)	12	-	(1,236)	(150)	-	-	(150)
Ending balance	₩	18,656	87	-	18,743	4,911	-	-	4,911

(*) Other changes are due to foreign exchange rate changes, etc.

(In millions of Korean won)

9. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Changes in allowance for credit loss and total carrying amount of securities at FVTOCI and securities at amortized cost (continued)

ii) Changes in carrying amount of securities at FVTOCI and securities at amortized cost for the years ended December 31, 2025 and 2024, are as follows:

		December 31, 2025							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	49,707,290	60,730	-	49,768,020	27,016,715	-	-	27,016,715
Transfer to 12-month expected credit losses		5,276	(5,276)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(2,939)	2,939	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		8,597,706	(38,671)	-	8,559,035	(1,048,698)	-	-	(1,048,698)
Ending balance	₩	58,307,333	19,722	-	58,327,055	25,968,017	-	-	25,968,017

		December 31, 2024							
		Securities at FVTOCI				Securities at amortized cost			
			Lifetime expected credit losses				Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	48,289,946	91,844	-	48,381,790	28,912,702	-	-	28,912,702
Transfer to 12-month expected credit losses		3,798	(3,798)	-	-	-	-	-	-
Transfer to lifetime expected credit losses		-	-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Net increase (decrease) in balance		1,413,546	(27,316)	-	1,386,230	(1,895,987)	-	-	(1,895,987)
Ending balance	₩	49,707,290	60,730	-	49,768,020	27,016,715	-	-	27,016,715

(In millions of Korean won)

10. Property and equipment

(a) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,209,159	-	1,209,159
Buildings		1,018,703	(567,549)	451,154
Right-of-use assets		1,019,178	(686,883)	332,295
Others		1,409,138	(1,212,965)	196,173
	₩	4,656,178	(2,467,397)	2,188,781

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	1,285,550	-	1,285,550
Buildings		1,011,517	(528,343)	483,174
Right-of-use assets		963,863	(587,231)	376,632
Others		1,382,261	(1,161,188)	221,073
	₩	4,643,191	(2,276,762)	2,366,429

(In millions of Korean won)

10. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,285,550	483,174	376,632	221,073	2,366,429
Acquisitions (*1) (*2)		-	45,053	171,417	78,854	295,324
Disposals and write-offs (*3)		-	-	(38,248)	(1,032)	(39,280)
Depreciation		-	(54,198)	(176,008)	(102,702)	(332,908)
Amounts transferred to investment properties		(70,786)	(20,717)	-	-	(91,503)
Amounts transferred to non-current assets held for sale		(5,605)	(2,183)	-	-	(7,788)
Effects of foreign currency movements		-	25	(1,498)	(20)	(1,493)
Ending balance	₩	1,209,159	451,154	332,295	196,173	2,188,781

(*1) ₩26,654 million transferred from construction-in progress is included.
(*2) ₩2,180 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,016 million of write-off is included.

		December 31, 2024				
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	₩	1,267,612	514,136	323,957	248,456	2,354,161
Acquisitions (*1) (*2)		16,126	23,328	237,988	77,294	354,736
Disposals and write-offs (*3)		-	(39)	(9,707)	(1,345)	(11,091)
Depreciation		-	(53,307)	(179,474)	(103,937)	(336,718)
Amounts transferred to investment properties		1,284	(1,397)	-	-	(113)
Amounts transferred to non-current assets held for sale		528	511	-	-	1,039
Effects of foreign currency movements		-	(58)	3,868	605	4,415
Ending balance	₩	1,285,550	483,174	376,632	221,073	2,366,429

(*1) ₩24,894 million transferred from construction-in progress is included.
(*2) ₩2,559 million of provision for the asset retirement related to newly acquired assets is included.
(*3) ₩1,266 million of write-off is included.

(In millions of Korean won)

10. Property and equipment (continued)

(c) Insured assets and liability insurances as of December 31, 2025 are as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	₩	20,000	Samsung Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Property insurance	Real estate & movable properties for business purpose etc.		823,817	Samsung Fire & Marine Insurance Co., Ltd. and 4 other insurance companies
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd. and 3 other insurance companies
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd. and 5 other insurance companies
Compensation liability insurance for personal information protection	-		20,000	DB Insurance Co., Ltd. and 4 other insurance companies
Compensation liability insurance for electronic financial transaction	-		3,000	Samsung Fire & Marine Insurance Co., Ltd. and 3 other insurance companies
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for elevator accidents	-		80	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for gas accident	-		500	Meritz Fire & Marine Insurance Co., Ltd.
		₩	978,397	

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

(In millions of Korean won)

11. Leases

(a) Details of lease right-of-use assets by class of underlying asset of the lessee as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	944,027	(633,603)	310,424
Vehicle		42,418	(29,429)	12,989
Others		32,733	(23,851)	8,882
	₩	1,019,178	(686,883)	332,295

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Book value
Real property	₩	882,871	(532,739)	350,132
Vehicle		46,594	(30,116)	16,478
Others		34,398	(24,376)	10,022
	₩	963,863	(587,231)	376,632

(b) Changes in lease right-of-use assets for the years ended December 31, 2025 and 2024, are as follows:

		December 31, 2025			
		Real property	Vehicle	Others	Total
Beginning balance	₩	350,132	16,478	10,022	376,632
Acquisitions		160,510	7,470	3,437	171,417
Disposals		(34,103)	(3,420)	(725)	(38,248)
Depreciation		(164,739)	(7,417)	(3,852)	(176,008)
Effects of foreign currency movements		(1,376)	(122)	-	(1,498)
Ending balance	₩	310,424	12,989	8,882	332,295

		December 31, 2024			
		Real property	Vehicle	Others	Total
Beginning balance	₩	294,399	19,805	9,753	323,957
Acquisitions		224,641	8,133	5,214	237,988
Disposals		(5,871)	(3,126)	(710)	(9,707)
Depreciation		(166,886)	(8,353)	(4,235)	(179,474)
Effects of foreign currency movements		3,849	19	-	3,868
Ending balance	₩	350,132	16,478	10,022	376,632

(In millions of Korean won)

11. Leases (continued)

(c) Details of maturity of lease liabilities as of December 31, 2025 and 2024, are as follows:

		December 31, 2025						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Real property	₩	19,574	22,208	30,144	52,043	156,123	32,170	312,262
Vehicle		6,413	1,245	1,799	3,338	7,265	-	20,060
Others		712	520	866	1,702	6,101	-	9,901
	₩	26,699	23,973	32,809	57,083	169,489	32,170	342,223

		December 31, 2024						
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Real property	₩	19,015	22,155	30,121	53,279	195,838	23,169	343,577
Vehicle		6,644	1,367	1,948	3,790	10,374	-	24,123
Others		629	569	1,070	1,974	6,741	-	10,983
	₩	26,288	24,091	33,139	59,043	212,953	23,169	378,683

The amounts shown above are classified by the earliest maturity dates on which the Bank's payment obligation arises based on undiscounted cash flows.

(d) For the years ended December 31, 2025 and 2024, the lease payment for the low value assets is ₩2,579 million and ₩3,221 million. Short-term lease payment does not exist.

(In millions of Korean won)

12. Intangible assets

(a) Details of intangible assets as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Software	₩	112,149	96,969
Development cost		336,234	403,318
Memberships		50,214	45,653
Others		255,158	390,332
	₩	753,755	936,272

(b) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Software	Development cost	Membership	Others	Total
Beginning balance	₩	96,969	403,318	45,653	390,332	936,272
Acquisitions		60,928	48,670	10,150	34,818	154,566
Disposals		-	-	(5,375)	-	(5,375)
Impairment		-	-	(213)	-	(213)
Amortization (*1)		(43,488)	(115,754)	-	(169,967)	(329,209)
Amounts transferred to non-current assets held for sale		(2,252)	-	-	-	(2,252)
Effects of foreign currency movements		(8)	-	(1)	(25)	(34)
Ending balance (*2)	₩	112,149	336,234	50,214	255,158	753,755

(*1) ₩169,739 million among amortization cost of other intangible assets is included in other operating expenses.
(*2) ₩194,147 million of other intangible assets is accounted for as account payables.

		December 31, 2024				
		Software	Development cost	Membership	Others	Total
Beginning balance	₩	115,231	203,780	45,616	655,727	1,020,354
Acquisitions (*1)		21,694	287,527	-	(94,829)	214,392
Disposals		-	-	(17)	-	(17)
Impairment		-	(548)	-	-	(548)
Amortization (*2)		(39,990)	(87,441)	-	(170,620)	(298,051)
Effects of foreign currency movements		34	-	54	54	142
Ending balance (*3)	₩	96,969	403,318	45,653	390,332	936,272

(*1) ₩165,761 million transferred from other intangible assets acquired and under development is included.
(*2) ₩170,364 million among amortization cost of other intangible assets is included in other operating expenses.
(*3) ₩286,515 million of other intangible assets is accounted for as account payables.

(In millions of Korean won)

13. Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2025 and 2024, are as follows:

					Ownership (%)			Book value	
	Investees	Location	Reporting date	Industry sector	December 31, 2025	December 31, 2024		December 31, 2025	December 31, 2024
Subsidiaries	Shinhan Bank America	U.S.A	December 31	Banking	100.00	100.00	₩	263,993	193,049
	Shinhan Bank Europe GmbH	Germany	December 31	Banking	100.00	100.00		78,606	78,606
	Shinhan Bank Cambodia	Cambodia	December 31	Banking	97.50	97.50		210,877	210,877
	Shinhan Kazakhstan Bank Limited	Kazakhstan	December 31	Banking	100.00	100.00		40,532	40,532
	Shinhan Bank Canada	Canada	December 31	Banking	100.00	100.00		79,695	79,695
	Shinhan Bank China Limited	China	December 31	Banking	100.00	100.00		355,443	355,443
	Shinhan Bank Japan	Japan	March 31	Banking	100.00	100.00		458,948	458,948
	Shinhan Bank Vietnam Ltd.	Vietnam	December 31	Banking	100.00	100.00		389,607	389,607
	Shinhan Bank Mexico	Mexico	December 31	Banking	99.99	99.99		97,468	97,468
	PT Bank Shinhan Indonesia	Indonesia	December 31	Banking	99.00	99.00		349,847	349,847
	Shinhan-Daesung Contents Fund	Korea	December 31	Investment	-	71.39		-	1,485
Associates	BNP Paribas Cardif Life Insurance Co., Ltd (*2)	Korea	December 31	Insurance	14.99	14.99		42,204	42,204
	KOREA FINANCE SECURITY (*2)	Korea	December 31	Other	14.91	14.91		3,448	3,448
	DOODOO LOGITECH (*1)	Korea	December 31	Other	27.96	27.96		-	-
	One-Shinhan Future's New Technology Investment Fund 1	Korea	December 31	Investment	27.78	27.78		1,354	1,354
	KST-SH Laboratory Investment Fund No.1	Korea	December 31	Investment	20.00	20.00		1,260	1,740
	One-Shinhan Future's New Technology Investment Fund 2	Korea	December 31	Investment	29.70	29.70		2,771	2,771
	One-Shinhan Future's New Technology Investment Fund 3	Korea	December 31	Investment	29.90	29.90		289	289
	One-Shinhan Connect New Technology Investment Fund 1	Korea	December 31	Investment	30.00	30.00		67,729	70,729
	One-Shinhan Connect New Technology Investment Fund 2	Korea	December 31	Investment	33.33	33.33		4,598	8,870
	Neoplux Technology Valuation Investment Fund	Korea	December 31	Investment	-	33.33		-	16
	MIEL Co., Ltd. (*1)	Korea	December 31	Other	28.77	28.77		-	-
	BACK DOO Co., Ltd. (*1)	Korea	December 31	Wholesale	25.90	25.90		-	-

(In millions of Korean won)

13. Investments in subsidiaries and associates (continued)

(a) Investments in subsidiaries and associates as of December 31, 2025 and 2024, are as follows (continued):

	Investees	Location	Reporting date	Industry sector	Ownership (%) December 31, 2025	Ownership (%) December 31, 2024		Book value December 31, 2025	Book value December 31, 2024
Associates	Chungwon assets (*1)	Korea	December 31	Manufacturing	22.53	22.53	₩	-	-
	Jinmyung Plus (*1)	Korea	December 31	Manufacturing	22.20	22.20		-	-
	SEOKWANG T&I (*1)	Korea	December 31	Manufacturing	28.55	28.55		-	-
	Korea Credit Bureau (*2)	Korea	December 31	Credit information	4.50	4.50		2,250	2,250
	Goduck Gangil1 PFV Co., Ltd. (*2)	Korea	December 31	Real estate	1.04	1.04		50	50
	Goduck Gangil10 PFV Co., Ltd. (*2)	Korea	December 31	Real estate	14.00	14.00		14	700
	SBC PFV Co., Ltd (*2) (*3)	Korea	December 31	Real estate	12.50	12.50		22,500	22,500
	DDI LVC Master Real Estate Investment Trust Co., Ltd. (*2)	Korea	December 31	Real estate	15.00	15.00		7,075	7,075
	Logisvalley Shinhan REIT Co., Ltd. (*2)	Korea	December 31	Real estate	14.95	14.95		2,925	2,925
	ICSF (The Korea's Information Center for Savings & Finance)	Korea	December 31	Service	32.26	32.26		156	156
	Shinhan-Albatross Technology Investment Fund	Korea	December 31	Investment	33.33	33.33		900	900
	Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	Investment	23.33	23.33		3,875	3,875
	Shinhan SKS Corporate Recovery Private Equity Fund	Korea	December 31	Investment	23.99	23.99		13,090	14,720
	BTS 2nd Private Equity Fund	Korea	December 31	Investment	20.00	20.00		8,766	8,146
	Shinhan global flagship venture fund 1	Korea	December 31	Investment	45.00	45.00		72,000	54,000
	One Shinhan Mezzanine Fund 1	Korea	December 31	Investment	46.51	46.51		8,218	20,000
	Shinhan hyper connect venture fund I	Korea	December 31	Investment	33.33	33.33		49,890	33,200
	All Together Korea Fund 6 (*5)	Korea	December 31	Investment	99.98	99.98		5,531	5,384
	All Together Korea Fund 7 (*5)	Korea	December 31	Investment	99.98	99.98		5,531	5,384
	Shinhan hyper future's venture fund 1	Korea	December 31	Investment	29.90	29.90		2,661	2,022
	Shinhan Private Equity Fund II (*6)	Korea	December 31	Investment	26.09	26.09		1	1
	SONGPA BIZ CLUSTER PFV CO LTD (*2) (*4)	Korea	December 31	Real estate	14.40	14.40		7,200	7,200
	Techfin ratings Co., Ltd.	Korea	December 31	Service	45.00	45.00		27,000	27,000
	CASCADETECH INC (*1)	Korea	December 31	Manufacturing	20.27	20.27		-	-

(In millions of Korean won)

13. Investments in subsidiaries and associates (continued)

(a) Investments in subsidiaries and associates as of December 31, 2025 and 2024, are as follows (continued):

					Ownership (%)			Book value	
	Investees	Location	Reporting date	Industry sector	December 31, 2025	December 31, 2024		December 31, 2025	December 31, 2024
Associates	Credila Financial Services (*2)	India	March 31	Finance	10.06	10.94	₩	254,571	250,270
	SUNG JIN CO.,LTD (*1)	Korea	December 31	Other	20.61	-		-	
	Shinhan hyper future's venture fund 2 (*7)	Korea	December 31	Investment	29.17	-		350	
							₩	2,943,223	2,854,736

(*1) In the course of the rehabilitation process, the shares were acquired through debt-equity swap. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2025 and 2024. In addition, it has been reclassified to the investments in associates.
(*2) It has been classified to the investments in associates since the Bank has significant impact on the investee, such as participation in their decision making.
(*3) The percentage of voting rights held is 4.65%.
(*4) The percentage of voting rights held is 9.35%.
(*5) Although the ownership interest exceeds 50% and significant influence exists, the Bank does not have the ability to direct the financial and operating policies of the investee in substance. Accordingly, the related investment has been classified as an investment in an associate.
(*6) The rights on residual equity are retained as liquidation is incomplete.
(*7) It is newly acquired or newly incorporated as investments in associates for the year ended December 31, 2025.

(In millions of Korean won)

14. Investment properties

(a) Investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	505,872	-	505,872
Buildings		314,786	(166,046)	148,740
	₩	820,658	(166,046)	654,612

		December 31, 2024		
		Acquisition cost	Accumulated depreciation	Carrying amount
Land	₩	468,137	-	468,137
Buildings		294,158	(151,087)	143,071
	₩	762,295	(151,087)	611,208

(b) Changes in investment properties for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Land	Buildings	Total
Beginning balance	₩	468,137	143,070	611,207
Acquisition		-	6,890	6,890
Depreciation		-	(12,914)	(12,914)
Amounts transferred from property and equipment		70,786	20,717	91,503
Amounts transferred to non-current assets held for sale		(33,051)	(9,023)	(42,074)
Ending balance	₩	505,872	148,740	654,612

		December 31, 2024		
		Land	Buildings	Total
Beginning balance	₩	466,172	149,131	615,303
Acquisition		-	3,274	3,274
Depreciation		-	(13,033)	(13,033)
Amounts transferred from (to) property and equipment		(1,284)	1,397	113
Amounts transferred from non-current assets held for sale		3,249	2,302	5,551
Ending balance	₩	468,137	143,071	611,208

(In millions of Korean won)

14. Investment properties (continued)

(c) Fair value of investment properties

i) Fair value of investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Investment properties	₩	1,221,733	968,857

ii) The valuation techniques and inputs used in measuring the fair value of investment properties as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Input
Market Approach	₩	1,221,733	968,857	Market transactions, officially assessed land prices, etc.

The fair value of investment properties was measured using the market approach and the income approach, among others. The market approach was applied based on recent market transactions and market data for comparable properties with similar locations, uses, and sizes. The income approach was applied by estimating future cash flows expected from the properties under reasonable assumptions and discounting those cash flows at an appropriate discount rate. As the valuation process incorporates significant unobservable inputs, the fair value is classified as Level 3 within the fair value hierarchy.

(d) Income and expenses on investment properties

Income and expenses on investment properties recognized on the separate statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Rental income	₩	39,474	35,689
Direct operating expenses for investment properties that generate rental income		5,439	5,352

(In millions of Korean won)

15. Other assets

Other assets as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Accounts receivables	₩	18,238,030	8,268,947
Domestic exchange settlement receivables		11,109,474	4,735,016
Guarantee deposits		764,183	760,222
Accrued income		1,812,294	1,734,888
Prepaid expense		174,120	137,260
Suspense payments		403,525	392,588
Sundry assets		53,484	188,152
Others		5,965	2,533
Present value discount		(40,217)	(42,819)
Allowance for impairment		(353,491)	(351,228)
	₩	32,167,367	15,825,559

16. Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Property and equipment	₩	41,069	-

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2025 and 2024, as non-current assets held for sale.

(b) The cumulative gain or loss recognized in other comprehensive income

There are no cumulative gain or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2025 and 2024.

(In millions of Korean won)

17. Pledged assets

(a) Assets pledged as collateral as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024	Reasons for collateral
Securities (*1)				
Securities at FVTOCI	₩	9,724,766	8,323,878	Borrowings, Settlement security for Bank of Korea, Bank of Korea RP, etc.
Securities at amortized cost		21,858,084	1,586,536	Borrowings, Settlement security for Bank of Korea, Bank of Korea RP, etc.
		31,582,850	9,910,414	
Property and equipment (*2)		2,938	3,217	Establishment of the right to pledge, etc.
	₩	31,585,788	9,913,631	

(*1) The carrying amounts of assets pledged as collateral that the third party had the right to sell or repledge regardless of the Bank's default as of December 31, 2025 and 2024 are ₩4,460,546 million and ₩2,895,891 million, respectively.
(*2) The amounts are based on the notification amount of pledge.

The carrying amounts of deposits pledged with exchanges and other institutions as margins in connection with futures transactions as of December 31, 2025 and 2024 are ₩26,700 million and ₩20,757 million, respectively.

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger's default as of December 31, 2025 and 2024 are as follows:

		December 31, 2025		December 31, 2024	
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	₩	1,718,311	-	4,189,304	-

(In millions of Korean won)

18. Financial liabilities designated at FVTPL

(a) Financial liabilities designated at FVTPL as of December 31, 2025 and 2024, are as follows:

Classification (*1)		December 31, 2025	December 31, 2024
Debt securities issued (*2) (*3)	₩	287,849	261,299

(*1) In accordance with K-IFRS No. 1109 *'Financial Instruments'*, the Bank has designated debt securities issued that are permitted to designate financial liabilities at FVTPL.
(*2) The carrying amount of financial liabilities designated at FVTPL was calculated based on the option valuation model.
(*3) The amount recognized in other comprehensive income due to changes in the credit risk of the Bank is ₩4 million for the year ended December 31, 2025.

(b) The difference between the carrying amounts of financial liabilities designated at FVTPL and the amount required to be paid at contractual maturity as of December 31, 2025 and 2024, is as follows:

		December 31, 2025		
		Redemption amount on a contractual maturity	Carrying amount	Difference
Debt securities issued	₩	310,000	287,849	22,151

		December 31, 2024		
		Redemption amount on a contractual maturity	Carrying amount	Difference
Debt securities issued	₩	260,000	261,299	(1,299)

(c) The details of net gain or loss (excluding interest income and interest expenses) related to financial liabilities designated at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		
		Gain on valuation	Gain on disposal	Total
Debt securities issued	₩	23,435	11	23,446

		December 31, 2024		
		Loss on valuation	Gain or loss on disposal	Total
Debt securities issued	₩	(6,466)	-	(6,466)

(In millions of Korean won)

19. Deposits

Deposits as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Demand deposits:			
Korean won	₩	145,268,934	132,838,822
Foreign currencies		16,679,583	16,740,299
		161,948,517	149,579,121
Time deposits:			
Korean won		193,900,381	194,209,627
Foreign currencies		11,438,134	11,630,386
Gain on fair value hedge		(89,633)	(101,566)
		205,248,882	205,738,447
Negotiable certificates of deposits		15,076,294	8,232,800
Deposits from issued promissory notes		8,921,064	7,624,787
CMA		4,889,093	4,451,561
Others		13,275	14,470
	₩	396,097,125	375,641,186

20. Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2025 and 2024, are as follows:

	December 31, 2025			December 31, 2024		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Gold/Silver deposits	-	₩	1,522,071	-	₩	597,058

(b) Net gain (loss) on financial liabilities at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities sold:			
Gain on disposal	₩	-	103
Loss on disposal		(36)	(179)
Gold/Silver deposits:			
Gain on disposal		15,079	3,430
Loss on disposal		(2,749)	(500)
Loss on valuation		(527,559)	(173,059)
	₩	(515,265)	(170,205)

(In millions of Korean won)

21. Borrowings

Borrowings as of December 31, 2025 and 2024, are as follows:

	December 31, 2025		December 31, 2024	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Call money:				
Korean won	-	₩ -	-	₩ -
Foreign currencies	1.80~4.20	818,389	4.30~4.97	711,465
		818,389		711,465
Bill sold	0.00~2.79	11,887	0.00~3.23	8,872
Bonds sold under repurchase agreements:				
Korean won	0.00~2.54	2,823,401	0.00~3.06	1,643
Foreign currencies	3.79	28,698	-	-
		2,852,099		1,643
Borrowings in Korean won:				
Borrowings from Bank of Korea	1.00	3,485,097	1.50	3,015,206
Others	0.00~3.60	10,759,331	0.00~3.70	9,438,917
		14,244,428		12,454,123
Borrowings in foreign currencies:				
Overdraft due to banks	0.00	54,266	0.00	30,778
Borrowings from banks	2.21~6.47	8,063,626	0.17~6.01	6,289,387
Sub-lease	4.37	603	0.00~2.28	10,425
Others	3.81~4.00	2,002,348	4.63~5.44	2,333,657
		10,120,843		8,664,247
Deferred origination cost		(5,200)		(1,587)
		₩ 28,042,446		₩ 21,838,763

22. Debt securities issued

Debt securities issued as of December 31, 2025 and 2024, are as follows:

	December 31, 2025		December 31, 2024	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Debt securities issued in Korean won:				
Debt securities issued	0.00~6.25	₩ 29,070,890	0.00~6.50	₩ 31,720,890
Subordinated debt securities issued	2.20~3.53	1,660,073	2.20~3.53	1,960,105
Loss on fair value hedges		(195,980)		(188,774)
Discount on debt securities issued		(61,735)		(56,871)
		30,473,248		33,435,350
Debt securities issued in foreign currencies:				
Debt securities issued	0.98~4.87	5,939,172	0.98~6.60	6,115,948
Subordinated debt securities issued	3.75~5.75	4,186,893	3.75~5.75	4,260,972
Loss on fair value hedges		(87,714)		(250,628)
Discount on debt securities issued		(33,222)		(36,941)
		10,005,129		10,089,351
		₩ 40,478,377		₩ 43,524,701

(In millions of Korean won)

23. Net defined benefit assets (liabilities)

The Bank operates a defined benefit pension system based on employees' length of service. The Bank also trusts plan assets in trust companies, fund companies and other similar companies.

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Present value of defined benefit obligations	₩	1,677,232	1,692,881
Fair value of plan assets		(1,994,670)	(1,954,686)
Net defined benefit assets	₩	317,438	261,805

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	₩	1,692,881	1,611,992
Current service cost		114,149	114,407
Interest expense		68,735	78,272
Remeasurements (*1) (*2)		(7,964)	(13,188)
Benefits paid by the plan		(197,998)	(87,039)
Others		7,429	7,408
Past service cost		-	(18,971)
Ending balance	₩	1,677,232	1,692,881

(*1) Remeasurements for the year ended December 31, 2025 consist of ₩20,132 million of actuarial loss arising from changes in financial assumptions, ₩17,245 million of actuarial gain arising from changes in experience adjustments and ₩5,077 million of actuarial gain arising from changes in demographic assumptions.
(*2) Remeasurements for the year ended December 31, 2024 consist of ₩111,135 million of actuarial loss arising from changes in financial assumptions, ₩122,298 million of actuarial gain arising from changes in experience adjustments and ₩2,025 million of actuarial loss arising from changes in demographic assumptions.

(c) Changes in the fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Beginning balance	₩	1,954,686	1,889,776
Interest income		85,893	91,869
Remeasurements		(29,017)	(25,570)
Contributions paid into the plan		169,500	77,000
Benefits paid by the plan		(186,392)	(78,389)
Ending balance	₩	1,994,670	1,954,686

(d) The amount of major categories of the fair value of plan assets as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deposits	₩	1,219,976	1,618,737
Others		774,694	335,949
	₩	1,994,670	1,954,686

(In millions of Korean won)

23. Defined benefit liabilities (continued)

(e) Actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024	Descriptions
Discount rate	4.85%	4.45%	AA0 Corporate bond yields
Future salary increasing rate	2.66% + Promotion rate	2.4% + Promotion rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(139,317)	160,055
Future salary increasing rate		162,160	(143,486)

		December 31, 2024	
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	₩	(133,832)	153,632
Future salary increasing rate		160,744	(142,400)

(g) The maturity analysis of undiscounted retirement benefit payments for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	44,449	108,538	435,611	661,233	1,515,198	2,765,029

		December 31, 2024					
		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 10 years	Total
Salary payment amount	₩	49,018	122,967	427,888	611,069	1,379,120	2,590,062

(h) The weighted average durations of defined benefit obligations as of December 31, 2025 and 2024 are 9.1 years and 9.0 years, respectively.

(i) The Bank's estimated contribution will be ₩116,000 million as of December 31, 2025.

(In millions of Korean won)

24. Provisions

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025						
		Loan commitments and other liabilities for credit			Financial guarantee contracts			
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	63,804	21,628	-	142,690	11,245	-	239,367
Transfer to 12-month expected credit losses		9,029	(9,029)	-	307	(307)	-	-
Transfer to lifetime expected credit losses		(3,764)	3,764	-	(2,612)	2,612	-	-
Transfer to impaired financial assets		(65)	(258)	323	-	-	-	-
Provision (reversal)		(3,479)	2,583	(323)	542	(3,501)	-	(4,178)
Foreign exchange movements		(389)	(69)	-	(398)	(116)	-	(972)
Others (*)		-	-	-	7,106	3,976	-	11,082
Ending balance	₩	65,136	18,619	-	147,635	13,909	-	245,299

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

(In millions of Korean won)

24. Provisions (continued)

(a) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024						
		Loan commitments and other liabilities for credit			Financial guarantee contracts			
			Lifetime expected credit losses			Lifetime expected credit losses		
		12-month expected credit losses	Not impaired financial assets	Impaired financial assets	12-month expected credit losses	Not impaired financial assets	Impaired financial assets	Total
Beginning balance	₩	69,397	20,214	-	85,093	19,399	501	194,604
Transfer to 12-month expected credit losses		7,016	(7,016)	-	4,954	(4,954)	-	-
Transfer to lifetime expected credit losses		(3,989)	3,989	-	(351)	351	-	-
Transfer to impaired financial assets		(55)	(117)	172	-	-	-	-
Provision (reversal)		(11,112)	4,171	(172)	(2,334)	(5,861)	(420)	(15,728)
Foreign exchange movements		2,547	387	-	1,846	884	65	5,729
Others (*)		-	-	-	53,482	1,426	(146)	54,762
Ending balance	₩	63,804	21,628	-	142,690	11,245	-	239,367

(*) These include the new occurrence of guaranteed contracts, which are evaluated at the initial fair value, and the effects of changes due to the arrival of maturity and changes in discount rates.

(In millions of Korean won)

24. Provisions (continued)

(b) Changes in other provisions for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
Beginning balance	₩	66,340	8,387	16,318	116,596	207,641
Provision (reversal)		4,072	(1,270)	948	183,648	187,398
Provision used		(2,239)	(4,310)	-	(38,635)	(45,184)
Foreign exchange movements		-	-	(203)	406	203
Others (*)		2,180	-	(10)	7,617	9,787
Ending balance	₩	70,353	2,807	17,053	269,632	359,845

(*) This is the effect of changing the discount rate, etc.

		December 31, 2024				
		Asset retirement	Litigation	Non-guarantee contracts	Others	Total
Beginning balance	₩	65,223	7,162	22,541	413,357	508,283
Provision (reversal)		2,369	1,225	(8,574)	149,718	144,738
Provision used		(3,811)	-	-	(447,502)	(451,313)
Foreign exchange movements		-	-	2,340	(768)	1,572
Others (*)		2,559	-	11	1,791	4,361
Ending balance	₩	66,340	8,387	16,318	116,596	207,641

(*) This is the effect of changing the discount rate, etc.

(c) Asset retirement obligation liabilities

Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which are discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of the lease contract. Such costs are reasonably estimated using the average lease period and the average restoration expense. The average lease period is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(In millions of Korean won)

25. Other liabilities

Other liabilities as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Account payables	₩	18,505,205	8,506,920
Borrowing from trust account		10,206,497	8,501,582
Accrued expense		4,524,240	4,841,537
Liability incurred by agency relationship		2,058,716	1,827,551
Domestic exchange settlement payable		4,099,654	1,737,814
Lease liabilities (*)		342,223	378,683
Agency business income		1,170,462	1,164,997
Guarantee deposits received		175,718	230,867
Foreign exchange settlement payables		639,422	550,931
Suspense payable		8,722	13,075
Unearned income		102,509	78,499
Withholding value-added tax and other taxes		224,239	224,325
Sundry liabilities		103,439	66,932
Present value discount		(24,859)	(38,886)
	₩	42,136,187	28,084,827

(*) As of December 31, 2025, the Bank recognized lease liabilities as other liabilities. The expense for the variable lease payments that is not included in the measurement of lease liabilities for the year ended December 31, 2025, amount to ₩68 million, the cash outflows from lease liabilities amount to ₩154,824 million, and interest expense on lease liabilities amount to ₩10,279 million. Expenses for variable lease payments not included in the measurement of lease liabilities for the year ended December 31, 2024 amount to ₩1,806 million, cash outflows from lease liabilities amount to ₩155,196 million, and interest expense on lease liability amounts to ₩12,604 million.

(In millions of Korean won)

26. Equity

(a) Equity as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Capital stock:			
Common shares	₩	7,928,078	7,928,078
Other equity instruments:			
Hybrid bonds		1,949,195	2,088,595
Capital surplus:			
Share premium		398,080	398,080
Capital adjustments:			
Stock options		696	696
Others		4,867	5,407
		5,563	6,103
Accumulated other comprehensive income (loss):			
Net change in fair value of securities at FVTOCI		114,171	154,444
Foreign currency translation differences for foreign operations		(4,507)	19,164
Remeasurements of defined benefit plans		(243,764)	(231,966)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		3	(1)
		(134,097)	(58,359)
Retained earnings:			
Legal reserve (*1)		3,480,184	3,176,946
Voluntary reserve (*2)		17,606,615	16,633,976
Other reserve (*3)		225,372	200,868
Unappropriated retained earnings (*4)		3,090,598	2,954,088
		24,402,769	22,965,878
	₩	34,549,588	33,328,375

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital. The legal reserve is only available to be used to reduce accumulated deficit or transfer to capital stock.
(*2) The amounts include regulatory reserve for loan loss of ₩2,629,890 million and ₩2,233,852 million as of December 31, 2025 and 2024, respectively. The amounts also include asset revaluation surplus of ₩355,898 million as of both December 31, 2025 and 2024.
(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.
(*4) The amounts include ₩137,663 million of the expected provision for regulatory reserve of loan loss, and ₩396,038 million of the expected reversal of the regulatory reserve of loan loss as of December 31, 2025 and 2024, respectively.

(In millions of Korean won, except per share data)

26. Equity (continued)

(b) Capital stock

Capital stock of the Bank as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	5,000 won	5,000 won
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2025 and 2024, are as follows:

Date of issuance	Date of maturity		Book value December 31, 2025	Book value December 31, 2024	Interest rate (%)
Hybrid bonds issued in Korean won:					
June 29, 2017	Perpetual bond	₩	69,844	69,844	3.81
February 25, 2020	Perpetual bond		-	239,459	2.88
February 25, 2020	Perpetual bond		49,888	49,888	3.08
November 5, 2020	Perpetual bond		-	299,327	2.87
May 3, 2022	Perpetual bond		322,277	322,277	4.50
October 17, 2022	Perpetual bond		309,305	309,305	5.70
March 7, 2023	Perpetual bond		399,108	399,108	4.63
April 2, 2024	Perpetual bond		399,387	399,387	4.19
April 30, 2025	Perpetual bond		399,386	-	3.45
		₩	1,949,195	2,088,595	
Dividends on hybrid bond holders		₩	88,930	84,150	
Weighted average interest rate (%)			4.29	3.74	

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.

(In millions of Korean won)

26. Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) including reclassification adjustment for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025					
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss			
		Net change in fair value of financial instruments at FVTOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Changes in own credit risk on financial liabilities designated at fair value through profit or loss	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	55,359	19,164	99,085	(1)	(231,966)	(58,359)
Change due to fair value measurement		(171,274)	-	214,320	4	-	43,050
Change due to impairment		3,419	-	-	-	-	3,419
Change due to disposal		(72,693)	-	-	-	-	(72,693)
Effect of hedge accounting		(19,261)	11,294	-	-	-	(7,967)
Effect of foreign currency movements		-	(43,550)	(696)	-	-	(44,246)
Remeasurements of defined benefit plans		-	-	-	-	(21,054)	(21,054)
Amounts transferred to retained earnings		-	-	(6,180)	-	-	(6,180)
Effect of tax		70,833	8,584	(58,741)	-	9,257	29,933
Ending balance	₩	(133,617)	(4,508)	247,788	3	(243,763)	(134,097)

		December 31, 2024					
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss			
		Net change in fair value of financial instruments at FVTOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial instruments at FVTOCI	Changes in own credit risk on financial liabilities designated at fair value through profit or loss	Remeasurements of the defined benefit plans	Total
Beginning balance	₩	(249,536)	(45,231)	44,873	-	(222,853)	(472,747)
Change due to fair value measurement		391,444	-	68,609	(1)	-	460,052
Change due to impairment		(775)	-	-	-	-	(775)
Change due to disposal		53,962	-	-	-	-	53,962
Effect of hedge accounting		(30,371)	(69,202)	-	-	-	(99,573)
Effect of foreign currency movements		-	156,695	13,017	-	-	169,712
Remeasurements of defined benefit plans		-	-	-	-	(12,382)	(12,382)
Amounts transferred to retained earnings		-	-	(7,969)	-	-	(7,969)
Effect of tax		(109,365)	(23,098)	(19,445)	-	3,269	(148,639)
Ending balance	₩	55,359	19,164	99,085	(1)	(231,966)	(58,359)

(In millions of Korean won, except per share data)

26. Equity (continued)

(e) Statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025 Expected date of appropriation March 20, 2026	December 31, 2024 Actual date of appropriation March 20, 2025
Unappropriated retained earnings:			
Balance at beginning of year	₩	-	-
Disposal of securities at FVTOCI		4,487	5,866
Interest on hybrid bond		(88,930)	(84,150)
Profit for the year		3,184,959	3,032,372
		3,100,516	2,954,088
Transfer from reserves:			
Voluntary reserve		14,341,965	13,765,363
Regulatory reserve		-	-
		14,341,965	13,765,363
	₩	17,442,481	16,719,451
Appropriation of retained earnings:			
Legal reserve	₩	318,496	303,237
Regulatory reserve for loan loss		137,663	396,038
Other reserve		20,922	14,587
Voluntary reserves		15,076,804	14,341,964
Loss on redemption of hybrid bond		1,213	673
Dividend on common shares		1,887,383	1,662,952
Dividend per share in won:			
2025 ₩1,190.32 (23.81%)			
2024 ₩1,048.77 (20.98%)			
		17,442,481	16,719,451
Unappropriated retained earnings to be carried over to subsequent year	₩	-	-

(f) Dividends

Dividends of common shares for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	₩	5,000	5,000
Dividend rate per share		23.81%	20.98%
Dividend per share in won		1,190.32	1,048.77

(g) Dividend payout ratio

Dividend payout ratio for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Dividends	₩	1,887,383	1,662,952
Profit for the year		3,184,959	3,032,372
Dividend payout ratio to profit for the year		59.26%	54.84%
Profit for the year adjusted for regulatory reserve for loan loss		3,047,296	2,636,334
Dividend payout ratio to profit for the year adjusted for regulatory reserve for loan loss		61.94%	63.08%

(In millions of Korean won, except per share data)

27. Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with *the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.*

(a) The regulatory reserve for loan loss as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Regulatory reserve for loan loss	₩	2,629,890	2,233,852
Provision for regulatory reserve for loan loss		137,663	396,038
	₩	2,767,553	2,629,890

(b) Profit for the year adjusted for regulatory reserve for loan loss and adjusted profit after reflecting regulatory reserve for loan loss for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Provision for regulatory reserve for loan loss	₩	137,663	396,038
Adjusted profit after reflecting regulatory reserve for loan loss (*)		3,047,296	2,636,334
Adjusted earnings per share after reflecting regulatory reserve for loan loss in won		1,866	1,610

(*) The adjusted reserve which reflects above-mentioned loan loss is not based on K-IFRS and is calculated by assuming that the provisions of loan loss before income tax effects are reflected in profit for the year.

(In millions of Korean won)

28. Net interest income

(a) Interest income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest income:			
Cash and due from banks	₩	241,030	225,611
Securities at FVTPL		630,469	671,105
Securities at FVTOCI		1,690,766	1,574,388
Securities at amortized cost		864,048	917,143
Loans (*)		15,105,394	16,173,110
Others		92,681	106,826
	₩	18,624,388	19,668,183
Interest income from impaired financial assets	₩	31,621	32,232

(*) Interest income from loans at FVTPL for the years ended December 31, 2025 and 2024 are ₩23,677 million and ₩32,625 million, respectively.

(b) Interest expense for the years ended December 31, 2025 and 2024 are as follows:

Division (*)		December 31, 2025	December 31, 2024
Financial liabilities at amortized cost			
Deposits	₩	8,086,627	9,160,189
Borrowings		774,317	900,264
Debt securities issued		1,534,846	1,682,638
Others		218,762	260,643
		10,614,552	12,003,734
Financial liabilities designated at FVTPL			
Debt securities issued		14,792	13,292
Net interest expense	₩	10,629,344	12,017,026

(*) There is no interest expense on financial liabilities at fair value through profit or loss for the years ended December 31, 2025 and 2024.

(In millions of Korean won)

29. Net fees and commission income

Net fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Fees and commission income:			
Credit placement fees	₩	56,370	63,749
Commission received as electronic charge receipt		147,543	146,859
Brokerage fees		85,825	57,578
Commission received as agency		327,299	291,544
Investment banking fees		271,586	191,117
Commission received in foreign exchange activities		124,359	116,324
Asset management fees from trust accounts		205,581	191,676
Guarantee fees		103,064	96,597
Others		145,317	138,433
	₩	1,466,944	1,293,877
Fees and commission expense:			
Credit-related fees	₩	37,508	42,209
Brand-related fees		51,086	51,086
Service-related fees		49,111	45,141
Trading and brokerage fees		12,553	11,703
Commission paid in foreign exchange activities		35,412	32,100
Others		110,126	111,434
	₩	295,796	293,673

30. Dividend income

Dividend income for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Securities at FVTPL	₩	12,038	6,147
Securities at FVTOCI (*)		54,833	70,511
	₩	66,871	76,658

(*) Dividend income for stocks disposed for the years ended December 31, 2025 and 2024 are ₩1,833 million and ₩3,433 million, respectively.

(In millions of Korean won)

31. Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Financial instruments at FVTPL			
Debt securities:			
Gain on valuation	₩	385,738	427,062
Gain on disposal		62,988	41,716
Loss on valuation		(493,995)	(143,827)
Loss on disposal		(127,400)	(93,968)
Others		281,468	276,134
		108,799	507,117
Equity securities:			
Gain on valuation		35,963	16,615
Gain on disposal		18,668	17,495
Loss on valuation		(18,244)	(5,378)
Loss on disposal		(10,632)	(8,521)
		25,755	20,211
Gold/Silver related:			
Gain on valuation		337,239	36,689
Gain on disposal		15,079	3,430
Loss on valuation		(527,559)	(173,059)
Loss on disposal		(2,749)	(500)
		(177,990)	(133,440)
Loans at FVTPL:			
Gain on valuation		743	1,723
Gain on disposal		72,074	79,073
Loss on valuation		-	-
Loss on disposal		(62)	-
		72,755	80,796
		29,319	474,684
Derivatives held for trading			
Foreign currency related:			
Gain on valuation and transaction		10,828,872	15,388,096
Loss on valuation and transaction		(10,944,727)	(15,745,038)
		(115,855)	(356,942)
Interest rates related:			
Gain on valuation and transaction		1,719,601	1,204,817
Loss on valuation and transaction		(1,361,720)	(1,085,282)
		357,881	119,535
Equity related:			
Gain on valuation and transaction		55,197	23,408
Loss on valuation and transaction		(53,347)	(14,949)
		1,850	8,459
Commodity related:			
Gain on valuation and transaction		157,504	52,658
Loss on valuation and transaction		(42,982)	(20,284)
		114,522	32,374
		358,398	(196,574)
Net gain on financial instruments at FVTPL	₩	387,717	278,110

(In millions of Korean won)

32. General and administrative expense

General and administrative expense for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Employee benefits:			
Short- and long-term employee benefits	₩	1,981,924	1,856,553
Post-employee defined benefits		97,150	81,889
Post-employee defined contributions		376	329
Termination benefits		221,772	178,773
		2,301,222	2,117,544
Amortization:			
Depreciation		156,900	157,244
Amortization of intangible assets		159,471	127,687
Depreciation of right-of-use assets		176,008	179,474
		492,379	464,405
Other general and administrative expenses:			
Rent		60,706	59,471
Service contract expenses		284,170	277,646
Taxes and dues		144,338	149,160
Advertising		157,605	140,924
Electronic data processing expenses		68,810	62,547
Others		192,288	187,842
		907,917	877,590
	₩	3,701,518	3,459,539

33. Share-based payments

(a) Equity-settled share-based payments

i) Equity-settled share-based payments as of December 31, 2025 are as follows:

	Contents
Type	Equity-settled share-based payment(*)
Service period	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions	Linked to relative stock price (20.0%) and management index for 4 years (80.0%)

(*) The Bank granted shares of Shinhan Financial Group. According to the commitment, the amount that the Bank pays to the Shinhan Financial Group is recognized as liabilities, and the difference between the amount recognized as liabilities and the compensation cost based on equity-settled share-based payments is recognized in equity.

(In millions of Korean won, except per share data)

33. Share-based payments (continued)

(a) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2025 are as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
January 1, 2017	217,475	45,300	5,049
January 23, 2017	2,700	45,600	2,536
March 7, 2017	17,400	46,950	14,300
January 1, 2018	226,078	49,400	24,449
January 24, 2018	1,416	52,700	992
January 1, 2019	297,475	39,600	17,668
March 26, 2019	23,410	42,750	15,176
	785,954		80,170

(*1) The fair value per share is evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2025, the fair value per share data evaluated by Shinhan Financial Group amounted to ₩76,900.
(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (20.0%) and achievement of target ROE (80.0%) based on standard quantity applicable to the days of service among specified period of service, which allows the determination of acquired quantity at the end of the operation period.

(b) Details of performance-based stock compensation as of December 31, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at December 31, 2025	43,051	1,193,458
Fair value per share in Korean won (*)	Expired on December 31, 2023: 38,156 won Expired on December 31, 2024: 50,444 won Expired on December 31, 2025: 77,757 won	76,900

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

(In millions of Korean won)

33. Share-based payments (continued)

(c) Stock compensation costs calculated for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Compensation costs recorded for the year	₩	49,446	18,964

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Accrued expenses	₩	96,526	64,075

34. Net other operating expenses

Net other operating expenses for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Other operating income			
Gain on sale of assets:			
Loans at amortized cost	₩	3,989	7,880
Loans written off		11,330	4,415
		15,319	12,295
Others:			
Gain on hedge activity from hedged items		102,826	65,954
Gain on hedge activity from hedging instruments		246,066	130,113
Reversal of allowance for guarantees		-	8,574
Others		35,280	69,587
		384,172	274,228
		399,491	286,523
Other operating expense			
Loss on sale of assets:			
Loans at amortized cost		120,060	71,717
Others:			
Loss on hedge activity from hedged items		250,945	118,950
Loss on hedge activity from hedging instruments		92,794	66,638
Provision for allowance for guarantees		948	-
Provision for other allowance		4,390	6,494
Contribution to fund		547,021	514,143
Deposit insurance fee		482,643	460,565
Others		403,667	417,226
		1,782,408	1,584,016
		1,902,468	1,655,733
Net other operating expenses	₩	(1,502,977)	(1,369,210)

(In millions of Korean won)

35. Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Non-operating income			
Gain on sale of assets:			
Property and equipment	₩	70	159
Intangible assets		319	-
Non-current assets held for sale		15,930	-
		16,319	159
Investments in subsidiaries and associates:			
Dividend income		4,443	30,740
Others:			
Rental income on investment property		39,474	35,689
Others		44,134	24,145
		83,608	59,834
		104,370	90,733
Non-operating expenses			
Loss on sale of assets:			
Property and equipment		3	50
Intangible assets		229	1
		232	51
Investments in subsidiaries and associates:			
Loss from impairment		4,472	-
Loss from disposal		-	615
		4,472	615
Others:			
Investment properties depreciation		12,914	13,033
Donations		131,554	117,235
Impairment loss on intangible assets		213	548
Others		205,716	229,161
		350,397	359,977
		355,101	360,643
Net non-operating expenses	₩	(250,731)	(269,910)

(In millions of Korean won)

36. Operating revenue

Operating revenue for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Interest income	₩	18,624,388	19,668,183
Fees and commission income		1,466,944	1,293,877
Dividend income		66,871	76,658
Gain on financial instruments at FVTPL		13,971,132	17,568,916
Gain on financial instruments designated at FVTPL		23,446	-
Foreign currencies transaction gain		1,892,897	5,831,961
Gain on disposal of securities at FVTOCI		170,289	100,829
Gain on disposal of securities at amortized cost		2	-
Reversal of impairment loss on securities at amortized cost		450	-
Reversal of allowance for guarantees		2,959	8,616
Reversal of allowance for unused credit limit		1,219	7,113
Other operating income		399,489	286,523
	₩	36,620,086	44,842,676

(In millions of Korean won)

37. Income tax expense and deferred taxes

(a) Income tax expense

Details of income tax expense for the years ended December 31, 2025 and 2024 are as follows:

Division (*)		December 31, 2025	December 31, 2024
Current income tax expense	₩	1,030,590	685,624
Deferred taxes arising from changes in temporary differences		9,265	312,338
Deferred taxes arising from utilization of expired unused tax losses		18,684	15,218
Tax adjustment charged or credited directly to equity		29,931	(148,637)
Income tax expense	₩	1,088,470	864,543

(*) the Bank applied the temporary exception to the recognition of deferred taxes under K-IFRS No. 1012, and therefore does not recognize deferred tax assets or liabilities related to the Global Anti-Base Erosion rules, nor does it disclose information related thereto.

(b) Reconciliation to income tax expense

The income tax expense calculated by applying statutory tax rates to the Bank's taxable income differs from the actual tax expense in the separate statements of income for the years ended December 31, 2025 and 2024 for the following reasons:

		December 31, 2025	December 31, 2024
Profit before income tax	₩	4,273,429	3,896,915
Income tax expense at statutory tax rates		1,117,823	1,018,423
Adjustments:			
Non-taxable income		(3,280)	(4,520)
Non-deductible expense		7,790	7,446
Decrease resulting from consolidated corporate tax system		(65,843)	(96,327)
Income tax refund		(4,657)	(35,017)
Others (impact of tax rate change, etc.)		36,637	(25,462)
Income tax expense	₩	1,088,470	864,543
Effective tax rate		25.47%	22.19%

(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities)

Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025			
Account		**Beginning balance**	**Profit (loss)**	**Other comprehensive income (loss)**	**Ending balance (*3)**
Accrued income	₩	(182,383)	(10,889)	-	(193,272)
Accounts receivable		(36,483)	(5,063)	-	(41,546)
Financial instruments at FVTPL		(140,053)	80,850	-	(59,203)
Investments in subsidiaries and associates		56,660	13,590	-	70,250
Deferred loan origination fees		(142,651)	(28,151)	-	(170,802)
Revaluation and depreciation on property and equipment		(103,267)	(1,714)	-	(104,981)
Derivative assets (liabilities)		(157,705)	(77,529)	-	(235,234)
Deposits		27,279	9,677	-	36,956
Accrued expenses		108,008	49,646	-	157,654
Defined benefit liabilities		416,916	(12,308)	9,256	413,864
Plan assets		(451,421)	(22,528)	-	(473,949)
Other provisions		73,063	44,238	-	117,301
Allowance for guarantees and acceptance		44,946	4,168	-	49,114
Allowance for advanced depreciation		(46,759)	(1,949)	-	(48,708)
Allowance for expensing depreciation		(79)	61	-	(18)
Net change in fair value of securities at FVTOCI		(55,398)	-	12,092	(43,306)
Donation payables		57,604	(1,561)	-	56,043
Allowance and bad debt		(324)	(13)	-	(337)
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		18,456	844	-	19,300
Others		77,903	(68,765)	8,583	17,721
		(435,667)	(27,396)	29,931	(433,132)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		174,966	(18,684)	-	156,282
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in associates and subsidiaries (*1) (*2)		43,172	11,798	-	54,970
	₩	(303,873)	(57,878)	29,931	(331,820)

(*1) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.
(*2) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩228,868 million and ₩192,508 million for the years ended December 31, 2025 and 2024, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩ 28,977 million and ₩28,977 million for the years ended December 31, 2025 and 2024, respectively.
(*3) Due to the tax law amendments at the end of 2025, the corporate income tax and local income tax rates have changed. Accordingly, deferred tax assets and liabilities expected to be realized in 2026 and thereafter are measured using a tax rate of 27.5%.

(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) (continued)

Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024			
Account		**Beginning balance**	**Profit (loss)**	**Other comprehensive income (loss)**	**Ending balance**
Accrued income	₩	(204,893)	22,510	-	(182,383)
Accounts receivable		(21,431)	(15,052)	-	(36,483)
Financial instruments at FVTPL		9,889	(149,942)	-	(140,053)
Investments in subsidiaries and associates (*2)		62,686	(6,026)	-	56,660
Deferred loan origination fees		(108,075)	(34,576)	-	(142,651)
Revaluation and depreciation on property and equipment		(105,528)	2,261	-	(103,267)
Derivative assets (liabilities)		(120,405)	(37,300)	-	(157,705)
Deposits		33,553	(6,274)	-	27,279
Accrued expenses		63,659	44,349	-	108,008
Defined benefit liabilities		395,220	18,427	3,269	416,916
Plan assets		(457,336)	5,915	-	(451,421)
Other provisions		151,792	(78,729)	-	73,063
Allowance for guarantees and acceptance		31,637	13,309	-	44,946
Allowance for advanced depreciation		(46,759)	-	-	(46,759)
Allowance for expensing depreciation		(140)	61	-	(79)
Net change in fair value of securities at FVTOCI		73,412	-	(128,810)	(55,398)
Donation payables		37,669	19,935	-	57,604
Allowance and bad debt		(324)	-	-	(324)
Compensation expenses associated with stock option		21	-	-	21
Fictitious dividends		17,599	857	-	18,456
Others		74,238	26,761	(23,096)	77,903
		(113,516)	(173,514)	(148,637)	(435,667)
Expired unused tax losses					
Appropriation by extinctive prescription of deposit		190,184	(15,218)	-	174,966
Temporary differences not qualified for deferred tax assets or liabilities					
Investments in subsidiaries and associates (*1) (*2)		52,983	(9,811)	-	43,171
	₩	23,685	(178,921)	(148,637)	(303,872)

(*1) The effect of income taxes by the valuation of equity method is reasonably estimated based on both the plausibility and the applicable amount of deferred income tax belonging to each associate investee.
(*2) The temporary difference in deferred tax assets not recognized in relation to investment assets in associates is ₩192,508 million and ₩213,415 million for the years ended December 31, 2024 and 2023, respectively. And the temporary difference in deferred tax liabilities not recognized in relation to investment assets in associates is ₩28,977 million and ₩12,721 million for the years ended December 31, 2024 and 2023, respectively.

(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(d) Income tax related to items recognized directly in equity

Changes in tax effects that are directly charged or credited to equity for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025		January 1, 2025		
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVTOCI	₩	157,478	(43,306)	209,842	(55,398)	12,092
Foreign currency translation differences for foreign operations		(6,217)	1,710	26,038	(6,874)	8,584
Remeasurements of defined benefit plans		(336,226)	92,462	(315,173)	83,206	9,256
Capital adjustments		8,839	(2,432)	9,207	(2,431)	2
	₩	(176,126)	48,434	(70,086)	18,503	29,934

		December 31, 2024		January 1, 2024		
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVTOCI	₩	209,842	(55,398)	(278,075)	73,412	(128,810)
Foreign currency translation differences for foreign operations		26,038	(6,874)	(61,455)	16,224	(23,098)
Remeasurements of defined benefit plans		(315,173)	83,206	(302,790)	79,937	3,269
Capital adjustments		9,207	(2,431)	1,085	(286)	2
	₩	(70,086)	18,503	(641,235)	169,287	(148,637)

(In millions of Korean won)

37. Income tax expense and deferred taxes (continued)

(e) Current tax assets and liabilities

The current tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Current tax assets:			
Prepaid income taxes	₩	4,892	8,542
Current tax liabilities:			
Payable due to consolidated tax system		520,355	194,141
Income taxes payables		12,550	7,189
	₩	532,905	201,330

(f) Deferred tax assets (liabilities) and current tax assets (liabilities) on a gross basis

The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Deferred tax assets	₩	2,652,421	3,243,875
Deferred tax liabilities		2,984,241	3,547,747
Current tax assets		501,751	510,262
Current tax liabilities		1,029,764	703,050

(g) Global Anti-Base Erosion

Following the enactment of legislation related to the Global Anti-Base Erosion (GloBE) Rules, the Bank is obligated to pay a top-up tax equal to the difference between the effective tax rate and the minimum rate of 15% in each jurisdiction in which its constituent entities are located, to the extent that the jurisdictional effective tax rate falls below 15%. The Bank has assessed the impact of the GloBE rules in accordance with the relevant legislation and has determined that no significant amount of top-up tax is expected to arise, as most constituent entities meet the transitional safe harbor requirements or have effective tax rates exceeding 15%.

Income tax expense related to the GloBE rules is subject to estimation uncertainty due to potential variability arising from various factors, including tax incentives received by permanent establishments and adjustments to accounting net profit or loss required under the legislation for the calculation of GloBE income in subsequent periods. In addition, the Bank applies the temporary exception to the recognition and disclosure of deferred tax assets and liabilities under K-IFRS 1012, and therefore does not recognize deferred tax assets or liabilities related to the GloBE rules, nor does it disclose information related thereto.

(In millions of Korean won, except per share data)

38. Earnings per share

(a) Earnings per share for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Profit for the year	₩	3,184,959	3,032,372
Less: dividends on hybrid bonds		(88,930)	(84,150)
Profit available for common share	₩	3,096,029	2,948,222
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	₩	1,953	1,859

Considering that the Bank had no dilutive potential common shares and that stock options were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2025 and 2024.

(b) Weighted average number of common shares outstanding

Weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	366/366
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(In millions of Korean won)

39. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Guarantees:			
Guarantee outstanding	₩	19,149,788	15,991,278
Contingent guarantees		4,798,380	4,928,290
ABS and ABCP purchase commitments		7,547,714	6,754,751
		31,495,882	27,674,319
Commitments to extend credit:			
Loan commitments in Korean won		91,875,151	90,977,671
Loan commitments in foreign currencies		21,398,550	23,252,554
Others		4,753,880	4,676,670
		118,027,581	118,906,895
Endorsed bills:			
Secured endorsed bills		12,574	1,367
Unsecured endorsed bills		10,560,935	11,937,894
		10,573,509	11,939,261
	₩	160,096,972	158,520,475

(b) Provision for acceptances and guarantees

Provision for acceptances and guarantees, as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Guarantees outstanding	₩	19,149,788	15,991,278
Contingent guarantees		4,798,380	4,928,290
ABS and ABCP purchase commitments		7,547,714	6,754,751
Secured endorsed bills		12,574	1,367
	₩	31,508,456	27,675,686
Provision for acceptances and guarantees	₩	178,597	170,253
Ratio (%)		0.57	0.62

(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Bank was involved as a defendant as of December 31, 2025 and 2024, are as follows:

December 31, 2025				
Case	Number of claim	Claim amount	Description	Status
Compensation for loss	1	₩ 5,027	The plaintiff, as the representative committee composed, claims that there was illegal handling of the plaintiff's account-related matters due to the change of the plaintiff's representative. As a result, the plaintiff asserted that damage had occurred and filed a lawsuit for damages.	The first trial is in progress as of December 31, 2025.
Avoidance of fraudulent conveyance	1	3,500	The plaintiff raised its opinion that it is a fraudulent conveyance to have a collateral security right established such as factory or forest to strengthen the collateral of the borrower in excess of debt. Hence, the plaintiff filed lawsuit seeking cancellation and restoration to the original condition.	The first trial is in progress as of December 31, 2025.
Non-existence of debt	1	2,202	The plaintiffs received intermediate payment loans from the Bank in accordance with the sales contracts but did not convert them into mortgage loans after completion. The plaintiffs claim that Shinhan Asset Trust Co., Ltd. clearly breached its obligation to comply with the scheduled move-in date without prior consent from the assignees, and they have notified their intent to rescind the sales contracts through this lawsuit. Furthermore, the plaintiffs filed this litigation asserting that the Bank's intermediate loan agreement is inextricably linked to the sales contract and shares its legal effect; therefore, should the sales contract lose its validity, the loan agreement would also become null and void.	The first trial is in progress as of December 31, 2025.
Others	239	148,566	It includes various cases, such as compensation for loss claim.	
	242	₩159,295		

(In millions of Korean won)

39. Commitments and contingencies (continued)

(c) Legal contingencies (continued)

Pending litigations in which the Bank was involved as a defendant as of December 31, 2025 and 2024, are as follows: (continued)

December 31, 2024				
Case	Number of claim	Claim amount	Description	Status
Compensation for loss	1	₩ 5,027	The plaintiff, as the representative committee composed, claims that there was illegal handling of the plaintiff's account-related matters due to the change of the plaintiff's representative. As a result, the plaintiff asserted that damage had occurred and filed a lawsuit for damages.	The first trial is in progress as of December 31, 2024.
Avoidance of fraudulent conveyance	1	3,500	The plaintiff raised its opinion that it is a fraudulent conveyance to have a collateral security right established such as factory or forest to strengthen the collateral of the borrower in excess of debt. Hence, the plaintiff filed lawsuit seeking cancellation and restoration to the original condition.	The first trial is in progress as of December 31, 2024.
Return of unjust earning	1	33,096	The plaintiff believes that the group of lenders including the Bank unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankruptcy creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first trial is in progress as of December 31, 2024.
Others	194	97,068	It includes various cases, such as compensation for loss claim.	
	197	₩138,691		

As of December 31, 2025 and 2024, the Bank recorded a provision of ₩2,807 million and ₩8,388 million, respectively for litigations including cases lost in the first trial. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank's separate financial statements.

(In millions of Korean won)

39. Commitments and contingencies (continued)

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Principal guarantee commitments evaluated at:			
Market value	₩	1,814,680	2,016,392
Book value		1,181,940	1,284,725
		2,996,620	3,301,117
Principal and interest guarantee commitments evaluated at:			
Book value		1,885	1,859
	₩	2,998,505	3,302,976
Principal in the money trusts	₩	2,615,176	2,939,392
Accrued trust income		383,329	363,584

Additional losses may occur depending on the operating results of trust agreements after the year ended December 31, 2025.

(e) Others

The Bank recognized ₩366.0 billion and ₩367.3 billion, respectively, in the estimated amount of damages, which is likely to be paid to fulfill its obligations as of December 31, 2025 and 2024, as provisions, for customer losses expected due to delayed redemption of Lime CI funds, etc. according to the decision of the Financial Dispute Mediation Committee of the Financial Supervisory Service and the resolution of the Board of Directors. In this regard, the amount paid in advance to provide liquidity support and the amount compensated upon confirmation of the relevant facts is ₩361.3 billion and ₩361.0 billion, respectively, as of December 31, 2025 and 2024.

The Bank paid self-resolution compensation for customers' losses from the Hong Kong H-Index-based equity linked trust ("H-Index ELT"), in accordance with the dispute mediation guidelines of the Financial Supervisory Service and the resolution of the Board of Directors. The Bank, in addition, recognized ₩8.6 billion as provision, which could be paid to the customers for fulfilling the obligations, as of December 31, 2025.

(f) The Bank separately registers and manages a cover pool to secure the repayment of covered bonds in accordance with *the Act on Issuance of Covered Bond* and the covered bond issuance program agreement. To maintain the eligibility of the cover pool, the Bank performs an asset coverage test on each calculation date to ensure that the adjusted total amount of collateral assets remains above a certain percentage (minimum collateral ratio) of the outstanding issuance balance. In addition, the Bank performs a pre-maturity liquidity test starting 12 months before the maturity of the covered bonds and setting aside liquidity assets required for maturity repayment in advance upon the occurrence of specific events, such as a credit rating downgrade.

As of December 31, 2025 and 2024, the carrying amounts of the covered bonds issued by the Bank were ₩1,916,820 million and ₩1,852,365 million, respectively, and the carrying amounts of the cover pools (including mortgage loans and liquidity assets) pledged to comply with the related covenants were ₩3,647,109 million and ₩4,458,312 million, respectively.

(In millions of Korean won)

40. Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Cash	₩	2,694,493	2,119,821
Reserve deposits		7,968,884	11,420,315
Other deposits		13,619,700	11,633,535
Cash and due from banks		24,283,077	25,173,671
Less: Restricted due from banks (*)		(179,811)	(183,538)
Less: Due with original maturities of more than three months		(471,833)	(3,498)
	₩	23,631,433	24,986,635

(*) Items which meets the definition of cash in K-IFRS No. 1007 *'Statements of Cash Flows'* is excluded.

(b) Significant non-cash activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Debt-equity swap	₩	-	25,048
Accounts payable for purchase of property and equipment		2	1
Accounts payable for purchase of intangible assets		(92,368)	(132,270)
Recognition of right-of-use assets		171,417	237,988
Recognition of lease liabilities		149,889	206,749

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	453,891	21,838,763	43,524,701	378,683	66,196,038
Changes in cash flows		3,026	6,207,295	(3,251,246)	(141,899)	2,817,176
Amortization		-	(3,612)	(1,145)	10,279	5,522
Net foreign currencies transaction gain		-	-	52,281	4,078	56,359
Changes in fair value of hedged items		-	-	153,786	-	153,786
Others		(160,674)	-	-	91,083	(69,591)
Ending balance	₩	296,243	28,042,446	40,478,377	342,224	69,159,290

(In millions of Korean won)

40. Statements of cash flows(continued)

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2025 and 2024 are as follows: (continued)

		December 31, 2024				
		Net derivative liabilities	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	₩	488,786	25,696,911	34,530,057	318,729	61,034,483
Changes in cash flows		(9,420)	(5,318,929)	7,868,246	(137,566)	2,402,331
Amortization		-	322	(36,665)	8,957	(27,386)
Net foreign currencies transaction gain		-	1,460,459	1,136,231	13,079	2,609,769
Changes in fair value of hedged items		-	-	26,832	-	26,832
Others		(25,475)	-	-	175,484	150,009
Ending balance	₩	453,891	21,838,763	43,524,701	378,683	66,196,038

(In millions of Korean won)

41. Related party transactions

(a) Related party receivables and payables

Significant balances with the related parties as of December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
Subsidiaries				
Shinhan Bank Europe GmbH	Cash and due from banks	₩	27,046	8,565
	Loans		463,285	312,811
	Allowance for loan loss		(490)	(328)
	Other assets		1,488	3,114
	Deposits		408	185
	Borrowings		15,298	16,337
Shinhan Bank Cambodia	Cash and due from banks		609	666
	Loans		294,155	490,980
	Allowance for loan loss		(1,164)	(1,985)
	Other assets		3,221	9,848
	Borrowings		97,573	77,910
	Provisions		3	3
Shinhan Kazakhstan Bank	Cash and due from banks		411	1,014
	Allowance for loan loss		(1)	(2)
	Other assets		565	353
	Provisions		580	369
Shinhan Bank Canada	Cash and due from banks		41	274
	Loans		98,736	51,198
	Allowance for loan loss		(389)	(213)
	Other assets		575	774
	Deposits		371	-
	Borrowings		41,517	10,768
Shinhan Bank China Limited	Cash and due from banks		54,311	7,507
	Loans		258	553
	Allowance for loan loss		(100)	(15)
	Other assets		41	48
	Deposits		24,099	13,067
	Borrowings		158,925	36,068
	Provisions		112	122

(In millions of Korean won)

41. Related party transactions (continued)

(a) Related party receivables and payables (continued)

Significant balances with the related parties as of December 31, 2025 and 2024, are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Subsidiaries (continued)				
Shinhan Bank Japan	Cash and due from banks	₩	468,692	44,075
	Loans		45,882	14,700
	Allowance for loan loss		(283)	(32)
	Other assets		1,876	1,534
	Deposits		6,915	2,253
	Borrowings		47,153	93,313
	Other liabilities		-	1,500
Shinhan Bank Vietnam Ltd.	Cash and due from banks		1,608	1,037
	Loans		151,100	42,361
	Allowance for loan loss		(98)	(5)
	Other assets		758	21
	Deposits		4,146	47,574
	Derivative liabilities		325	988
	Borrowings		245,618	327,810
	Provisions		29	22
	Other liabilities		734	-
PT Bank Shinhan Indonesia	Cash and due from banks		1,886	37
	Derivative assets		1,286	-
	Loans		523,739	536,550
	Allowance for loan loss		(2,064)	(2,137)
	Other assets		2,845	3,185
	Deposits		4,526	4,898
	Derivative liabilities		750	3,059
Shinhan Bank America	Cash and due from banks		80,233	-
	Allowance for loan loss		(313)	-
Shinhan Bank Mexico	Loans		234,750	205,065
	Allowance for loan loss		(922)	(821)
	Other assets		1,336	2,027
	Provisions		17	17
Trust account	Other liabilities		317,560	334,270
Structured entities	Financial assets at FVTPL		2,167,693	1,975,253
	Derivative assets		3,453	9,849
	Loans		433,413	489,218
	Allowance for loan loss		(4,098)	(3,263)
	Other assets		72,756	69,135
	Deposits		19,932	43,492
	Derivative liabilities		10,116	9,179
	Provisions		74,368	73,171
	Other liabilities		3,043	2,989
Beneficiary certificates	Deposits		229	348

(In millions of Korean won)

41. Related party transactions (continued)

(a) Related party receivables and payables (continued)

Significant balances with the related parties as of December 31, 2025 and 2024, are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
The parent company				
Shinhan Financial Group	Current tax assets	₩	1,707	1,103
	Deposits		17	12
	Current tax liabilities		520,355	194,141
	Other liabilities		117,434	76,758
Entities under common control				
Shinhan Card Co., Ltd.	Derivative assets		915	4,919
	Loans		102,483	89,890
	Allowance for loan loss		(13)	(11)
	Other assets		2,514	1,467
	Deposits		41,761	233,844
	Derivative liabilities		60,175	156,429
	Provisions		791	1,075
	Other liabilities		23,755	28,551
Shinhan Securities Co., Ltd.	Cash and due from banks		-	9
	Financial assets at FVTPL (*2)		7,820	4,580
	Derivative assets		7,658	1,810
	Loans		-	136
	Allowance for loan loss		-	(1)
	Other assets (*1)		19,979	5,333
	Deposits		674,251	720,468
	Derivative liabilities		2,888	18,852
	Provisions		189	322
	Other liabilities		44,141	28,881
Shinhan Life Insurance	Derivative assets		153,450	127,999
	Other assets		5,460	144,720
	Deposits		92,952	111,806
	Derivative liabilities		4,817	1,385
	Provisions		17	18
	Other liabilities		5,063	4,841
Shinhan Capital Co., Ltd.	Derivative assets		2,021	-
	Loans		-	140,000
	Allowance for loan loss		-	(16)
	Other assets		-	36
	Deposits		770	1,717
	Provisions		9	7
	Other liabilities		16,864	16,864
Jeju Bank	Other assets		550	-
	Deposits		628	1,515
	Other liabilities		2,690	2,139
Shinhan Asset Management Co., Ltd.	Financial assets at FVTPL (*2)		3,813	2,402
	Other assets		3	-
	Deposits		46,442	25,748
	Other liabilities		516	503
Shinhan DS	Other assets		28,893	32,974
	Deposits		3,700	1,019
	Other liabilities		17,822	17,129
Shinhan Savings Bank	Other liabilities		17,136	17,136
Shinhan Fund Partners	Deposits		18,995	18,831
	Other liabilities		-	396

(In millions of Korean won)

41. Related party transactions (continued)

(a) Related party receivables and payables (continued)

Significant balances with the related parties as of December 31, 2025 and 2024, are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Entities under common control (continued)				
Shinhan REITs Management	Deposits	₩	25,863	17,915
	Other liabilities		48	126
Shinhan Asset Trust Co., Ltd.	Loans		3,292	3,397
	Deposits		104,477	171,571
	Other liabilities		4	315
Shinhan Venture Investment Co., Ltd.	Deposits		30	10
Shinhan EZ General Insurance, Ltd.	Deposits		1	21
One-Shinhan Connect New Technology Investment Fund 1	Deposits		463	555
One-Shinhan Connect New Technology Investment Fund 2	Deposits		663	124
Shinhan hyper connect venture fund I	Deposits		29,303	5,233
SH Global Private Real Estate Investment Trust No.5	Derivative assets		-	14,744
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivative assets		-	588
Shinhan AIM Fund of Fund 15	Derivative assets		1,129	2,538
Shinhan AIM Credit Fund 6-A	Derivative assets		444	431
Shinhan AIM Fund of Fund 4	Derivative assets		5,257	2,547
Shinhan AIM Real Estate Fund No.22-A	Derivative assets		3,155	6,083
	Derivative liabilities		209	-
Shinhan AIM Credit Fund 4-B	Derivative assets		6,473	7,832
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivative assets		-	842
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivative assets		-	671
Shinhan SOF V Private Investment Trust No.1	Derivative assets		166	60
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Derivative liabilities		-	2,143
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Derivative assets		808	-
Shinhan SLAMS Co-Investment Private Investment Trust No.1	Derivative assets		7	-
Associates and associates of entities under common control				
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		4	3
DDI LVC Master Real Estate Investment Trust Co., Ltd	Deposits		784	852
Logisvalley Shinhan REIT Co., Ltd	Loans		33,000	1,340
	Deposits		932	33,000
	Allowance for loan loss		(29)	(30)

(In millions of Korean won)

41. Related party transactions (continued)

(a) Related party receivables and payables (continued)

Significant balances with the related parties as of December 31, 2025 and 2024, are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Associates and associates of entities under common control (continued)				
WaveTechnology Co., Ltd.	Deposits	₩	106	115
CASCADETECH INC	Deposits		11	35
Techfin ratings Co., Ltd.	Deposits		13,548	21,611
Credila Financial Services	Loans		19,895	-
	Deposits		3,196	-
	Allowance for loan loss		(78)	-
D2U 12th Fund	Deposits		400	-
BNP Paribas Cardif Life Insurance Co., Ltd.	Deposits		3,855	5,559
STIC ALT Global II Private Equity Fund	Deposits		805	2,207
Shinhan Global Healthcare Fund II	Deposits		1	1
Shinhan-CJ Technology Innovation Fund No.1	Deposits		3,500	3,100
Shinhan-Albatross Tech Investment Fund	Deposits		2,331	4,339
Shinhan Time 1st Investment fund	Deposits		-	64
iPIXEL Co., Ltd.	Deposits		74	717
SBC PFV Co., Ltd.	Loans		219,000	734,600
	Deposits		1	105
	Allowance for loan loss		(1,527)	(406)
NH-J&-IBKC Label New Technology Fund	Deposits		44	59
EDNCENTRAL Co., Ltd	Deposits		-	1,170
Rifa Private Real Estate Investment Trust 31	Loans		13,860	14,000
	Allowance for loan loss		(54)	(27)
Goduck Gangil10 PFV Co., Ltd.	Deposits		340	11,899
Goduck Gangil1 PFV Co., Ltd.	Deposits		-	4
Korea Credit Bureau	Deposits		1,671	24
Fireant Media and Digital Service Joint Stock Company	Deposits		4	-
Finflow	Deposits		574	-
KOREA FINANCE SECURITY	Deposits		123	131
Key management personnel				
	Loans		4,559	3,403
	Allowance for loan loss		(1)	(1)
	Provisions		1	1

(*1) Includes right-of-use assets.
(*2) It includes the amount related to investments in structured entities.

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows:

Related party	Account		December 31, 2025	December 31, 2024
Subsidiaries				
Shinhan Bank Europe GmbH	Interest income	₩	13,386	14,051
	Fees and commission income		369	434
	Reversal of (provision for) allowance		(162)	92
Shinhan Bank Cambodia	Interest income		14,167	23,726
	Fees and commission income		90	790
	Reversal of allowance		822	111
	Interest expense		(4,114)	(250)
Shinhan Kazakhstan Bank Limited	Interest income		46	107
	Fees and commission income		655	294
	Reversal of allowance		1	1
	Other expense		(211)	(187)
Shinhan Bank Canada	Interest income		3,701	4,958
	Fees and commission income		545	404
	Reversal of (provision for) allowance		(176)	189
	Interest expense		(2)	(3)
Shinhan Bank China Limited	Interest income		738	2,009
	Fees and commission income		292	174
	Other income		10	39
	Reversal of (provision for) allowance		(85)	276
	Interest expense		(2,097)	(1,583)
Shinhan Bank Japan	Interest income		3,763	3,841
	Fees and commission income		982	885
	Gain related to derivatives		-	8,164
	Other income		286	-
-	Reversal of (provision for) allowance		(251)	50
	Interest expense		(60)	(78)
	Loss related to derivatives		(286)	(564)
	Other expense		-	(7,601)
Shinhan Bank Vietnam Ltd.	Interest income		2,286	767
	Fees and commission income		1,031	1,843
	Gain related to derivatives		645	611
	Other income		-	319
	Reversal of (provision for) allowance		(93)	3
	Interest expense		(5,931)	(17,056)
	Other expense		(7)	-
Shinhan Indonesia	Interest income		27,480	31,916
	Fees and commission income		764	1,643
	Gain related to derivatives		3,595	2,122
	Loss related to derivatives		-	(1,051)
	Reversal of (provision for) allowance		73	(21)
Shinhan Bank America	Fees and commission income		482	363
	Provision for allowance		(313)	-

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Subsidiaries (continued)				
Shinhan Bank Mexico	Interest income	₩	10,726	9,973
	Fees and commission income		162	177
	Other income		-	-
	Provision for allowance		(101)	(110)
	Other expense		-	(3)
Trust Accounts	Fees and commission income		18,888	18,737
	Interest expense		(7,998)	(8,895)
Structured entities	Interest income		59,365	99,369
	Fees and commission income		42,311	37,077
	Gain related to derivatives		5,675	11,137
	Provision for allowance		(835)	(228)
	Interest expense		(17)	(27)
	Loss related to derivatives		(16,939)	(14,073)
	Other expense		(1,062)	(14,998)
The parent company				
Shinhan Financial Group	Fees and commission income		3	3
	Other income		1,319	2,126
	Interest expense		(615)	(457)
	Fees and commission expense		(46,442)	(46,442)
	Other expense		(23)	(77)
Entities under common control				
Shinhan Card Co., Ltd.	Interest income		3,537	3,998
	Fees and commission income		178,541	166,885
	Gain related to derivatives		10,207	4,699
	Other income		9,460	6,786
	Interest expense		(1,706)	(3,087)
	Fees and commission expense		(10,005)	(9,848)
	Loss related to derivatives		(26,570)	(108,745)
	Provision for allowance		(2)	(3)
	Other expense		-	(352)
Shinhan Securities Co., Ltd.	Interest income		122	111
	Fees and commission income		5,361	4,548
	Gain on financial instruments at FVTPL (*1)		496	236
	Gain related to derivatives		45,429	23,843
	Other income		10,001	9,675
	Interest expense		(10,174)	(11,230)
	Fees and commission expense		(1)	
	Loss related to derivatives		(50,537)	(98,262)
	Reversal of allowance		1	2
	Other expense		(923)	(660)

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Entities under common control (continued)				
Shinhan Life Insurance Co., Ltd.	Fees and commission income	₩	16,411	9,536
	Gain related to derivatives		66,552	167,247
	Other income		5,323	4,217
	Interest expense		(2,065)	(3,052)
	Fees and commission expense		(8)	(6)
	Loss related to derivatives		(17,135)	(3,120)
	Other expense		-	2
Shinhan Capital Co., Ltd.	Interest income		5,692	14,123
	Fees and commission income		63	66
	Gain related to derivatives		2,021	
	Other income		1,446	1,408
	Interest expense		(604)	(570)
	Reversal of allowance		16	15
	Other expense		(2)	-
Jeju Bank	Interest income		-	1
	Fees and commission income		31	-
	Other income		822	689
	Interest expense		(76)	(74)
	Reversal of allowance		-	1
Shinhan Asset Management Co., Ltd.	Loss on financial instruments at FVTPL (*1)		(195)	(689)
	Fees and commission income		48	41
	Other income		216	222
	Gain related to derivatives		-	-
	Loss related to derivatives		(3)	154
	Interest expense		(30)	(42)
	Fees and commission expense		(1,908)	(1,691)
Shinhan DS	Fees and commission income		7	1
	Other income		1,557	1,374
	Interest expense		(547)	(471)
	Other expense		(91,678)	(96,288)
Shinhan Savings Bank	Fees and commission income		793	833
	Other income		1,463	1,259
	Interest expense		(562)	(2)
	Other expense		-	(478)
	Fees and commission expense		(18)	-
Shinhan Fund Partners	Fees and commission income		26	24
	Other income		228	171
	Interest expense		(163)	(580)
Shinhan REITs Management	Interest expense		(437)	(403)
Shinhan AI (*3)	Other income		-	17
	Interest expense		-	(350)
Shinhan Asset Trust Co., Ltd.	Interest income		(4,131)	(4,040)
	Fees and commission income		10	20
	Interest expense		(1,843)	(3,025)
	Fees and commission expense		(74)	(9)
Shinhan Venture Investment Co., Ltd.	Interest expense		-	(30)
	Fees and commission expense		(564)	(577)

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Entities under common control (continued)				
Shinhan EZ General Insurance, Ltd.	Fees and commission income	₩	9	7
	Other income		56	-
	Fees and commission expense		(841)	(305)
	Other expense		(368)	(329)
One-Shinhan Connect New Technology Investment Fund 1	Fees and commission income		26	26
	Interest expense		(2)	-
One-Shinhan Connect New Technology Investment Fund 2	Fees and commission income		6	6
	Interest expense		(1)	-
IMM Long-term Solutions Private Equity Fund (*3)	Fees and commission income		-	24
Shinhan hyper connect venture fund I	Interest expense		(14)	(15)
	Fees and commission income		33	20
SH Global Private Real Estate Investment Trust No.5	Gain related to derivatives		-	30,458
	Loss related to derivatives		(11,855)	(17)
SH US Nevada Photovoltaic Private Special Asset Investment Trust	Gain related to derivatives		-	595
	Loss related to derivatives		(476)	-
Shinhan AIM Real Estate Fund No.15	Gain related to derivatives		1,129	2,846
	Loss related to derivatives		(1,061)	(252)
Shinhan AIM Fund of Fund 6-A	Gain related to derivatives		14	431
	Loss related to derivatives		(277)	-
SH Lifetime Income TIF Mixed Asset Investment Trust	Gain related to derivatives		-	70
SH Long-Term Growth TDF 2035 Security Investment Trust	Gain related to derivatives		-	189
Shinhan AIM Fund of Fund 4	Gain related to derivatives		3,965	2,751
Shinhan AIM Real Estate Fund No.22-A	Gain related to derivatives		4,697	4,925
	Loss related to derivatives		(1,033)	-
Shinhan AIM Credit Fund 4-B	Gain related to derivatives		2,816	8,938
	Loss related to derivatives		(1,837)	-
SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Gain related to derivatives		-	1,122
	Loss related to derivatives		(434)	-
SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Gain related to derivatives		-	671
	Loss related to derivatives		(372)	-
Shinhan SOF V Private Investment Trust No.1	Gain related to derivatives		109	60
	Loss related to derivatives		(3)	-
Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]	Gain related to derivatives		593	-
	Loss related to derivatives		-	(2,143)
SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Gain related to derivatives		808	-
Shinhan SLAMS Co-Investment Private Investment Trust No.1	Gain related to derivatives		7	-

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account	December 31, 2025	December 31, 2024
Associates and associates of entities under common control			
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense	₩ (1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income	1,643	1,703
	Interest expense	(2)	(2)
	Reversal of allowance	1	-
Techfin ratings Co., Ltd.	Interest expense	(525)	(726)
	Fees and commission income	4	2
	Fees and commission expense	(1)	-
Credila Financial Services	Interest income	1,918	-
	Interest expense	(84)	-
	Fees and commission income	9	-
	Provision for allowance	(78)	-
D2U 12th Fund	Interest expense	(7)	-
META TB ESG Private Equity Fund I	Interest expense	(9)	-
BNP Paribas Cardif Life Insurance Co., Ltd.	Interest expense	(12)	(12)
	Fees and commission income	1,436	946
SONGPA BIZ CLUSTER PFV CO LTD	Fees and commission income	1	9,178
	Interest expense	-	(1)
STIC ALT Global II Private Equity Fund	Interest expense	(1)	(3)
Shinhan Rio Green Private Equity Fund	Interest expense	(31)	-
Shinhan-CJ Technology Innovation Fund No. 1	Interest expense	(72)	(25)
Shinhan-Albatross Tech Investment Fund	Interest expense	(7)	(12)
SBC PFV Co., Ltd	Interest income	28,905	23,498
	Provision for allowance	(1,122)	(406)
	Interest expense	-	(13)
	Fees and commission income	25,745	6,590
NH-J&-IBKC Label New Technology Fund	Interest expense	(1)	(6)
EDNCENTRAL Co.,Ltd.	Interest expense	(29)	(2)
Rifa Private Real Estate Investment Trust 31	Interest income	749	746
	Provision for allowance	(27)	(27)
Goduck Gangil10 PFV Co., Ltd.	Interest income	-	5
	Interest expense	(78)	(295)
	Reversal of allowance	-	5
Korea Credit Bureau	Interest expense	(10)	-
	Fees and commission income	13	11
Fireant Media and Digital Service Joint Stock Company	Interest expense	(1)	-
	Fees and commission income	4	-
KOREA FINANCE SECURITY	Fees and commission income	3	4

(In millions of Korean won)

41. Related party transactions (continued)

(b) Income and expenses from related parties (continued)

Significant transactions with the related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

Related party	Account		December 31, 2025	December 31, 2024
Associates and associates of entities under common control (continued)				
Shinhan Global Active REIT Co., Ltd.	Interest expense	₩	-	(4)
(*2) (*3)	Gain related to derivatives		-	8,220
iPIXEL Co., Ltd.	Interest expense		-	(1)
CJL No.1 Private Equity Fund	Interest expense		-	(2)
CASCADETECH INC	Reversal of allowance		-	6
Finflow (*4)	Other income		1,382	-
Key management personnel				
	Interest income		233	133

(*1) The amount of investment gains and losses related to structured entities is included.
(*2) It includes the amount related to transactions of subsidiaries of associates.
(*3) It has been excluded from the related party for the year ended December 31, 2024.
(*4) The Bank acquired shares in Finflow through a contribution in kind for the year ended December 31, 2025, and a disposal gain of ₩1,382 million related to the contribution in kind is included in other income

(c) Salaries with key management

Details of transactions with key management for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Short-term employee benefits	₩	10,894	10,513
Post-employment benefits		383	367
Share-based payment transactions		11,743	6,724
	₩	23,020	17,604

(In millions of Korean won)

41. Related party transactions (continued)

(d) Details of the guarantees provided between the related parties, etc.

The guarantees provided between the related parties as of December 31, 2025 and 2024, are as follows:

Guaranteed party		Amount of guarantees December 31, 2025	December 31,2024	Account
Shinhan Bank China Limited	₩	61,578	60,313	Financial guarantee (payment guarantee method)
		-	2,230	Performance guarantee (payment guarantee method)
Shinhan Bank Cambodia		717	735	Financial guarantee (payment guarantee method)
Shinhan Kazakhstan Bank Limited		12,389	19,356	Financial guarantee (payment guarantee method)
		37,307	29,400	Financial guarantee (letter of credit method)
		5,740	18,602	Payment guarantee
Shinhan Bank Vietnam Ltd.		45,631	31,888	Financial guarantee (payment guarantee method)
		172	-	Performance guarantee (payment guarantee method)
Shinhan Bank Mexico		14,349	14,700	Unused credit limit
Shinhan Indonesia		57	-	Financial guarantee (payment guarantee method)
Structured entities (*1)		4,823,832	4,507,886	ABCP purchase commitments
		150,849	263,935	Unused credit limit
		-	861	Payment guarantee
		698,743	882,895	Security underwriting commitment (*2)
Shinhan Securities Co., Ltd.		19,000	19,000	Note purchase agreement
		347,066	347,299	Unused credit limit
Shinhan Card Co., Ltd.		301,332	332,360	Unused credit limit
		19,515	19,992	Financial guarantee (letter of credit method)
Shinhan Life Insurance Co., Ltd.		100,000	100,000	Unused credit limit
Shinhan Capital Co., Ltd.		40,000	40,000	Unused credit limit
SBC PFV Co., Ltd.		1,226,300	65,400	Unused credit limit
Key management personnel		989	2,801	Unused credit limit
	₩	7,905,566	6,759,653	

(*1) The guaranteed amount of the ABCP purchase commitments for a structured entity is the total ABCP purchase commitments amount, less the balance of the ABCP acquired up to December 31, 2025.
(*2) The amount relates to structured entities that are subsidiaries and associates of entities under common control with the Bank.

In addition to the above-mentioned payment guarantee, the Bank provides LOC (Letter of Comfort) for borrowings of subsidiaries.

(e) Collaterals provided to related parties

i) Details of collaterals provided to the related parties as of December 31, 2025 and 2024, are as follows:

	Related party	Pledged assets		December 31, 2025 Carrying amounts	December 31, 2025 Amounts collateralized	December 31, 2024 Carrying amounts	December 31, 2024 Amounts collateralized
Subsidiary	Shinhan Bank Japan	Securities	₩	262,196	252,903	614,599	456,878

(In millions of Korean won)

41. Related party transactions (continued)

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2025 and 2024, are as follows:

	Related party	Pledged assets		December 31, 2025	December 31, 2024
Subsidiaries	Bright Unjung Co., Ltd.	Trust	₩	-	54,000
		Stocks		-	44,400
	Maestro ER Co., Ltd.	Real estate		78,000	78,000
	Richgate GS Co., Ltd.	Real estate and accounts receivable trust		120,000	120,000
		Trust and accounts receivable trust		180,000	180,000
	MaestroDcube Co., Ltd.	Real estate		-	60,000
	GIB JDT Co., Ltd.	Trust		36,000	36,000
		Deposit Return Bond		36,000	36,000
		Stocks		36,000	36,000
	GIB YB Co., Ltd.	Real estate		-	71,520
	S-bright Hongdae Co., Ltd.	Real estate		-	169,920
	S-bright Pangyo Co., Ltd.	Trust		44,400	44,400
	Rich gate Shinseol Corp.	Real estate		-	14,280
	GIB Magok Co., Ltd.	Trust and Stocks		-	288,000
	GIB Doowol Co., Ltd.	Stocks		-	24,000
	GIB Haeundae Co., Ltd.	Stocks		37,200	37,200
	S-Tiger 1st Co., Ltd.	Trust		36,000	36,000
	GIB Chowol Co., Ltd.	Stocks		24,000	24,000
	Rich gate Box Corp.	Real estate and Deposits		86,222	86,222
	Rich gate Alpha Corp.	Real estate		768,000	768,000
	Rich gate Jaseok Corp.	Real estate		79,080	79,080
	GIB Shinchon Co., Ltd.	Real estate		-	98,400
	Rich gate N Corp.	Real estate		42,840	42,840
	Shinhan GIB Hwasung Co., Ltd.	Stocks		36,000	36,000
	Shinhan GIB Mirae Co., Ltd.	Stocks		12,000	12,000
	GIB Pungmoo Co., Ltd.	Trust and Stocks		-	84,500
	GIB Sahwa Co., Ltd.	Stocks		-	48,000
	GIB YD Co., Ltd.	Real estate		3,600	3,600
	RICH GATE GANGSEO Co., Ltd.	Trust		-	48,000
	Rich gate H Corp.	Trust		-	60,000
	S TIGER CLEAN CO., Ltd.	Trust		54,000	54,000
	S Solution YD Co., Ltd	Trust		180,000	180,000

(In millions of Korean won)

41. Related party transactions (continued)

(e) Collaterals provided to related parties (continued)

ii) Details of collaterals provided by the related parties as of December 31, 2025 and 2024, are as follows: (continued)

	Related party	Pledged assets		December 31, 2025	December 31, 2024
Subsidiaries (continued)	S Project W Co., Ltd.	Deposit Return Bond	₩	105,000	105,000
	Rich gate YS Corp.	Real estate		54,000	54,000
	GIB SEORIPUL Co., Ltd.	Trust		-	120,000
	S PROJECT NEWWORLD Co., Ltd.	Deposit Return Bond		-	240,000
	S PROJECT NEWWORLD 2ND Co., Ltd.	Deposit Return Bond		240,000	-
	S Project Mo reits Co., Ltd.	Trust		72,000	72,000
	MAESTRO DS 2ND Co., Ltd.	Trust		-	360,000
	S Project Ja reits Co., Ltd.	Trust		42,000	42,000
	RICH GATE H 2ND Co., Ltd.	Trust		-	60,000
	RICHGATE BAEGOD 2nd Co., Ltd.	Trust		18,000	-
		Stocks		18,000	-
	GIB NAMSA Co., Ltd.	Trust		28,600	-
	S PROJECT MULTI CO., LTD.	Trust		24,000	-
	CORE CBD 1ST. CO., LTD.	Real estate		732,000	-
	S PROJECT CL CO., LTD.	Deposits		2,104	-
		Stocks		10	-
	G.I. VISERY FULL JEILCHA CO LTD	Trust		360,000	-
Entities under common control	Shinhan Securities Co., Ltd.	Deposits		267,100	267,100
	Jeju Bank	Government bonds		40,000	40,000
	Shinhan Life Insurance Co., Ltd.	Government bonds		208,578	152,578
	Shinhan Capital Co., Ltd.	Government and corporate bonds		-	234,000
	Shinhan Card Co., Ltd.	Deposits		180	180
		Bonds		134,654	237,986
Associates and associates of entities under common control	SBC PFV Co., Ltd.	Trust		1,440,000	960,000
		Stocks		7,529	-
	Logisvalley Shinhan REIT Co., Ltd.	Trust		39,600	39,600
	Rifa Private Real Estate Investment Trust 31	Trust		16,632	16,800
Key management personnel		Real estate		9,103	6,799
		Deposits etc.		1,783	1,466
		Guarantees		980	2,132
			₩	5,751,195	5,966,003

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties

i) Loan transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	December 31, 2025					
	Related party		Beginning (*1)	Loans (*2)	Collections (*2) (*3)	Ending (*1)
Subsidiaries	Shinhan Bank China Limited	₩	553	77,950	(78,245)	258
	Shinhan Bank Vietnam Ltd.		42,361	233,579	(124,840)	151,100
	Shinhan Bank Canada		51,198	153,943	(106,405)	98,736
	Shinhan Bank Europe GmbH		312,811	1,269,542	(1,119,068)	463,285
	Shinhan Bank Cambodia		490,980	315,886	(512,711)	294,155
	Shinhan Bank Mexico		205,065	253,205	(223,520)	234,750
	Shinhan Bank Indonesia		536,550	65,316	(78,127)	523,739
	Shinhan Bank Japan		14,700	338,883	(307,701)	45,882
	Shinhan Kazakhstan Bank Limited		-	13,564	(13,564)	-
	Structured entities		489,218	479,130	(534,935)	433,413
Entities under common control	Shinhan Card Co., Ltd.		89,890	13,783	(1,190)	102,483
	Shinhan Capital Co., Ltd.		140,000	1,271	(141,271)	-
	Shinhan Securities Co., Ltd.		136	268	(404)	-
Associates and associates of entities under common control	Logisvalley Shinhan REIT Co.,Ltd.		33,000	-	-	33,000
	SBC PFV Co., Ltd		734,600	969,500	(1,485,100)	219,000
	Rifa Private Real Estate Investment Trust 31		14,000	-	(140)	13,860
	Credila Financial Services		-	26,567	(6,672)	19,895
Key Management personnel			3,403	3,747	(2,591)	4,559
		₩	3,158,465	4,216,134	(4,736,484)	2,638,115

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.
(*3) It includes effect of foreign currency translation differences for subsidiaries in overseas.

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

i) Details of major lease and collection of related parties as of December 31, 2025 and 2024, are as follows (continued):

	December 31, 2024					
	Related party		Beginning (*1)	Loans (*2)	Collections (*2) (*3)	Ending (*1)
Subsidiaries	Shinhan Bank China Limited	₩	116,161	5,442	(121,050)	553
	Shinhan Bank Vietnam Ltd.		62,565	580,552	(600,756)	42,361
	Shinhan Bank Canada		82,844	114,632	(146,278)	51,198
	Shinhan Bank Europe GmbH		295,329	546,727	(529,245)	312,811
	Shinhan Bank Cambodia		465,473	394,562	(369,055)	490,980
	Shinhan Bank Mexico		159,886	245,554	(200,375)	205,065
	Shinhan Bank Indonesia		477,078	410,342	(350,870)	536,550
	Shinhan Bank Japan		109,599	210,290	(305,189)	14,700
	Structured entities		579,602	532,757	(623,141)	489,218
Entities under common control	Shinhan Card Co., Ltd.		35,524	58,352	(3,986)	89,890
	Jeju Bank		1,825	-	(1,825)	-
	Shinhan Capital Co., Ltd.		280,000	24,128	(164,128)	140,000
	Shinhan Securities Co., Ltd.		384	394	(642)	136
Associates and associates of entities under common control	Goduck Gangil10 PFV Co., Ltd.		1,100	-	(1,100)	-
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	33,000
	CASCADETECH INC		-	66	(66)	-
	Rifa Private Real Estate Investment Trust 31		-	28,000	(14,000)	14,000
	SBC PFV Co., Ltd		-	795,700	(61,100)	734,600
Key Management personnel			5,005	1,493	(3,095)	3,403
		₩	2,705,375	3,983,166	(3,530,076)	3,158,465

(*1) The amount is before deducting allowance.
(*2) Some of the limit loans are shown in net amount.
(*3) It includes effect of foreign currency translation differences for subsidiaries in overseas.

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Borrowing and repayment transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

			December 31, 2025			
	Related party	Account	Beginning	Loan	Collections, Etc. (*1)	Ending
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	₩ 16,337	41,920	(42,959)	15,298
	Shinhan Bank Japan	Borrowing	93,313	132,832	(178,992)	47,153
	Shinhan Bank Canada	Borrowing	10,768	108,226	(77,477)	41,517
	Shinhan Bank China Limited	Borrowing	36,068	427,307	(304,450)	158,925
	Shinhan Bank Vietnam Ltd.	Borrowing	327,810	734,465	(816,657)	245,618
	Shinhan Bank Cambodia	Borrowing	77,910	411,877	(392,214)	97,573
Entities under common control	Shinhan Securities Co., Ltd.	Deposit (*2)	193,488	207,461	(239,949)	161,000
	Shinhan Card Co., Ltd.	Deposit (*2)	150,195	11,626	(150,035)	11,786
	Shinhan Fund Partners	Deposit (*2)	15,000	-	(15,000)	-
	Shinhan Asset Trust Co., Ltd.	Deposit (*2)	78,273	10,526	(86,209)	2,590
	Shinhan Life Insurance Co., Ltd.	Deposit (*2)	14,595	113,000	(98,000)	29,595
	Shinhan REITs Management	Deposit (*2)	17,000	49,000	(46,000)	20,000
Associates and associates of entities under common control	NH-J&-IBKC Label New Technology Fund	Deposit (*2)	59	-	(59)	-
	Shinhan Rio Green Private Equity Fund	Deposit (*2)	-	4,600	(4,600)	-
	Techfin ratings Co., Ltd.	Deposit (*2)	18,000	24,500	(29,000)	13,500
	Shinhan-CJ Technology Innovation Fund No. 1	Deposit (*2)	3,100	14,500	(14,100)	3,500
	D2U 12th Fund	Deposit (*2)	-	900	(500)	400
	META TB ESG Private Equity Fund I	Deposit (*2)	-	300	(300)	-
	Korea Credit Bureau	Deposit (*2)	-	1,000	-	1,000
			₩ 1,051,916	2,294,040	(2,496,501)	849,455

(*1) The amount is before deducting the allowance for credit losses.
(*2) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.

(In millions of Korean won)

41. Related party transactions (continued)

(f) Transactions with related parties (continued)

ii) Details of significant redemption and borrowings of related parties as of December 31, 2025 and 2024, are as follows (continued):

			December 31, 2024			
	Related party	**Account**	**Beginning**	**Loan**	**Collections, Etc. (*1)**	**Ending**
Subsidiaries	Shinhan Bank Europe GmbH	Borrowing	₩ 45,872	77,864	(107,399)	16,337
	Shinhan Bank Japan	Borrowing	241,605	232,396	(380,688)	93,313
	Shinhan Bank Canada	Borrowing	2,265	14,548	(6,045)	10,768
	Shinhan Bank China Limited	Borrowing	21,014	217,033	(201,979)	36,068
	Shinhan Bank Vietnam Ltd.	Borrowing	194,024	1,730,089	(1,596,303)	327,810
	Shinhan Bank Cambodia	Borrowing	29,656	227,673	(179,419)	77,910
Entities under common control	Shinhan Securities Co., Ltd.	Deposit (*2)	44,971	190,035	(41,518)	193,488
	Shinhan Card Co., Ltd.	Deposit (*2)	50,195	150,000	(50,000)	150,195
	Shinhan Fund Partners	Deposit (*2)	15,000	-	-	15,000
	Shinhan Asset Trust Co., Ltd.	Deposit (*2)	50,172	85,243	(57,142)	78,273
	Shinhan Life Insurance Co., Ltd.	Deposit (*2)	31,245	-	(16,650)	14,595
	Shinhan REITs Management	Deposit (*2)	8,100	11,900	(3,000)	17,000
	Shinhan Venture Investment Co., Ltd.	Deposit (*2)	8,000	-	(8,000)	-
	Shinhan AI	Deposit (*2)	-	31,000	(31,000)	-
Associates and associates of entities under common control	NH-J&-IBKC Label New Technology Fund	Deposit (*2)	248	-	(189)	59
	CJL No.1 Private Equity Fund	Deposit (*2)	265	-	(265)	-
	Techfin ratings Co., Ltd. (*3)	Deposit (*2)	-	24,000	(6,000)	18,000
	Shinhan-CJ Technology Innovation Fund No. 1	Deposit (*2)	-	3,100	-	3,100
			₩ 742,632	2,994,881	(2,685,597)	1,051,916

(*1) It includes effect of foreign currency translation differences for subsidiaries in overseas.
(*2) The details of settlements among related parties' depository liabilities that can be deposited and withdrawn on demand, are excluded.
(*3) DOUZONE TECHFIN Co., Ltd has changed its name to Techfin ratings Co., Ltd.

(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2025 and 2024, the major commitments related to derivative assets and liabilities with related parties are as follows:

	Related party	Classification of commitments		December 31, 2025	December 31, 2024
Entities under common control	Shinhan Life Insurance Co., Ltd.	Derivatives	₩	1,743,656	1,388,794
	Shinhan Card Co., Ltd.	Derivatives		976,613	1,232,150
	Shinhan Securities Co., Ltd.	Derivatives		667,698	361,948
	Shinhan Capital Co., Ltd.	Derivatives		100,443	-
	SH Veneta Toll Road Pro. Private Special Asset Investment Trust(Infra)	Derivatives		-	30,899
	SH US Nevada Photovoltaic Private Special Asset Investment Trust	Derivatives		-	7,350
	Shinhan AIM Fund of Fund 4	Derivatives		36,026	42,296
	Shinhan AIM Real Estate Fund No.22-A	Derivatives		489,021	47,168
	SH Global Private Real Estate Investment Trust No.5	Derivatives		-	224,028
	SH Global Green Energy Partnership Private Special Asset Investment Trust No.1	Derivatives		-	26,489
	Shinhan AIM Credit Fund 4-B	Derivatives		115,394	76,022
	Shinhan AIM Fund of Fund 6-A	Derivatives		4,783	4,900
	Shinhan AIM Real Estate Fund No.15	Derivatives		26,274	26,917
	Shinhan SOF V Private Investment Trust No.1	Derivatives		2,460	-
	Shinhan Dollar Income Private Security Investment Trust	Derivatives		-	36,750
	SH SLAMS Infrastructure Co-Investment Private Special Asset Investment Trust No.1	Derivatives		13,323	-
	Shinhan SLAMS Co-Investment Private Investment Trust No.1	Derivatives		9,562	-

-

(In millions of Korean won)

41. Related party transactions (continued)

(g) Major commitments related to derivatives

As of December 31, 2025 and 2024, the major commitments related to derivative assets and liabilities with related parties are as follows: (continued)

	Related party	Classification of commitments		December 31, 2025	December 31, 2024
Subsidiaries	Shinhan Bank Vietnam Ltd.	Derivatives	₩	12,887	22,261
	PT Bank Shinhan Indonesia	Derivatives		106,456	136,168
	MPC Yulchon 1st	Derivatives		6,100	10,900
	S-Tiger 10th Co., Ltd.	Derivatives		-	75,000
	S-bright Pangyo Co., Ltd.	Derivatives		37,000	37,000
	Bright Unjung Co., Ltd.	Derivatives		-	37,000
	MPC Yulchon II	Derivatives		24,900	30,600
	S-Tiger First Co., Ltd.	Derivatives		30,000	30,000
	S-Bright LDC Co., Ltd.	Derivatives		50,000	50,000
	GIB AL 1st Co., Ltd.	Derivatives		-	33,841
	Rich gate N Corp.	Derivatives		-	-
	Rich gate Alpha Corp.	Derivatives		50,000	50,000
	Rich gate Jaseok Corp.	Derivatives		-	-
	OSHC Co., Ltd.	Derivatives		-	34,040
	S-tiger H Co., Ltd.	Derivatives		50,000	50,000
	Shinhan Display 4th Co., Ltd.	Derivatives		100,000	100,000
	GIB Porter 2nd Co., Ltd.	Derivatives		30,000	30,000
	S TIGER EMT Co., Ltd.	Derivatives		150,000	150,000
	S TIGER LPD CO., Ltd.	Derivatives		150,000	150,000
	SH ROAD 2ND CO., Ltd.	Derivatives		20,000	20,000
	S-tiger mobil Co., Ltd.	Derivatives		-	50,000
	S PROJECT NEWWORLD Co., Ltd.	Derivatives		-	50,000
	S-TIGERH2ND. Co., Ltd.	Derivatives		-	80,000
	S BRIGHT ENERGY Co., Ltd.	Derivatives		-	50,000
	GIB HL 2nd Co., Ltd.	Derivatives		30,000	-
	SDRAGON NX 2nd Co., Ltd.	Derivatives		30,000	-
	STIGER H 3rd Co., Ltd.	Derivatives		100,000	-
	RICHGATE BAEGOD 2nd Co., Ltd	Derivatives		15,000	-
	S Solution B.O., Ltd.	Derivatives		-	7,100
	S PROJECT LION CO., LTD.	Derivatives		50,000	-
	S PROJECT ALLYOUNG CO., LTD.	Derivatives		182,438	-
	S PROJECT MULTI CO., LTD.	Derivatives		20,000	-
	S Project New World 2nd Co., Ltd.	Derivatives		200,000	-
	S-project AL co. Ltd.	Derivatives		38,000	-
	SHINHAN CIB GENIE CO., LTD.	Derivatives		50,000	-
	TRIPLE S LPD CO., LTD	Derivatives		150,000	-
	S Project DK Co., Ltd.	Derivatives		35,000	-
			₩	5,903,034	4,789,621

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025				
	Related party		Investment	Collection	Dividends
Subsidiaries and associates	Shinhan SKS Corporate Recovery Private Equity Fund	₩	-	1,630	-
	One Shinhan Mezzanine Fund 1		-	11,782	-
	One-Shinhan Connect New Technology Investment Fund 2		200	-	-
	Goduck Gangil10 PFV Co., Ltd.		-	686	39
	Shinhan-Albatross Technology Investment Fund		-	-	1,247
	One-Shinhan Connect New Technology Investment Fund 1		600	3,600	-
	Shinhan global flagship venture fund 1		18,000	-	-
	Korea Credit Bureau		-	-	45
	Goduck Gangil1 PFV Co., Ltd.		-	-	25
	Neoplux Technology Valuation Investment Fund		-	16	2,080
	BTS 2nd Private Equity Fund		620	-	-
	Shinhan hyper future's venture fund 1		639	-	-
	Shinhan hyper future's venture fund 2		350	-	-
	Shinhan-Daesung Contents Fund		-	1,485	714
	All Together Korea Fund 6		147	-	147
	All Together Korea Fund 7		147	-	147
	Shinhan Bank America		70,945	-	-
	KST-SH Laboratory Investment Fund No.1		-	480	-
	Shinhan hyper connect venture fund I		18,000	1,310	-
	Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2		76,126	-	24,102
	Shinhan AIM Private Real Estate Investment Trust No.31		-	-	180
	Shinhan Green Energy Growth Engine Private Investment Trust No.1		322	-	-
	KIRAM HO CHI MINH OFFICE GENERAL PRIVATE PLACEMENT REAL ESTATE INVESTMENT TRUST(USD)		23	-	-
Entities under common control and associates under common control	Shinhan Asia Mid-Market Growth Fund I		552	-	-
	Shinhan Greenway Corporate Investment FUND NO.2		1,607	-	-
	SH Venture Private Investment Trust No.7		5,000	-	-
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		-	4,424	1,784
	Shinhan AIM Social Enterprise Investment Fund I		44	-	-
	SHINHAN NPS RENEWABLE FUND NO.1		3,584	637	600
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		-	7,810	2,393
	Shinhan AIM Social Enterprise Investment Fund II		82	735	5
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		-	20,695	12
	Shinhan AIM FoF Fund 6		7,175	24	27

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2025				
	Related party		Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	SHBNPP Venture Professional Investment Type Private Investment Trust No.3	₩	-	10,192	442
	Shinhan AIM Social Enterprise Investment Fund III		225	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4		-	11,636	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		559	1,291	1,550
	SH Digital New Deal BTL General Type Private Mixed Asset Investment Trust		20,107	338	1,373
	Shinhan Subway line no.9 Private Mixed Asset		-	7,037	3,805
	Shinhan AIM FoF Fund 9-C		2,778	-	827
	SH Venture Private Investment Trust No.5		7,000	3,113	-
	Shinhan Greenway Corporate Investment FUND NO.1		650	-	-
	SH BGT Private Special Asset Investment Trust No.2		1,681	-	246
	SH Venture Private Investment Trust No.6		21,000	-	-
	Shinhan One Flagship Real Estate Development Fund 1		-	3,420	1,122
	Shinhan KKR Global Program Private Investment		8,954	-	1,522
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A		4,028	821	187
	SH Special Situation Private Real Estate Feeder Investment Trust No.1		6,383	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust		2,100	-	13,446
	SH Green Infrastructure Private Special Asset Investment Trust No.1		22,565	58	1,486
	Shinhan The Credit Private Mixed Asset Trust No.01		-	3,892	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust No.2		3,248	-	249
	Shinhan Venture Secondary Private Investment Trust No.1		1,600	360	412
	Shinhan Datacenter Development Private Mixed Asset Investment Trust		10,503	6,522	1,490
	Shinhan The Credit Private Mixed Asset Trust No.01		-	1,554	-

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2025				
	Related party		Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	SH Global Green Way Japanese ESS Private Special Asset Investment Trust No.1(H)	₩	4,415	-	-
	SH Repo Private Security Investment Trust No.2[Bond]		50,000	-	-
	Shinhan The Credit Private Securities Investment Trust N0.03		10,000	-	-
	SH Repo Private Security Investment Trust No.4[Bond]		50,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.02		4,500	-	-
	Shinhan Great Train Express Line B Private Special Asset Investment Trust		32,722	-	-
	Shinhan Isu-Gwacheon multi-purpose tunnel Private Special Asset Investment Trust		999	-	-
	Shinhan - HD global Green Way Private Special Asset Investment Trust(H)		2,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.04		10,000	-	-
	SH Rebalancing Private Real Estate Investment Trust No.1(1)		36,092	-	-
	SH Rebalancing Private Real Estate Investment Trust No.1(2)		6,015	-	-
	SH 2025 Sci.ICT Innovation Private Mixed Asset Investment Trust No.1		12,500	-	-
	SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	19,259	10,529
	SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		8	-	-
	Mastern Opportunity Seeking Real Estate Fund II		-	913	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		4,770	21,106	1,420
	IGIS Private Real Estate Investment Trust 517-1		1,050	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		2,236	568	1,323
	Paros Kosdaq Venture General Private Investment Trust No. 5		-	2,722	-
	IGIS Real Estate General Private Feefer Investment Company No.562		7,000	-	-
	Shinhan-We Venture Debt Fund No.1		-	80	-
	Finflow		3,634	-	-
	Shinhan Time Secondary Blind Fund		750	-	-
	Shinhan DS Secondary Investment Fund		1,726	363	-
	SHINHAN-NEO Market-Frontier 2nd Fund		-	1,176	-
	Shinhan VC Tomorrow Venture Fund 1		10,000	8,114	583
	SHINHAN-NEO Market-Frontier 3rd Fund		800	-	-
	NH-J&-IBKC Label Technology Fund		-	2,725	-
	Penture K-content Fund		4,000	-	-
	Ascent-Welcome Fund2		-	578	-
	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]		-	-	1,472

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2025				
	Related party		Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	SH Lifetime Income TIF Mixed Asset Investment Trust	₩	-	-	105
	Truston Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.3		-	-	986
	SH Long-Term Growth TDF 2035 Security Investment Trust		-	-	30
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	-	187
	Shinhan ESG Bond Specialized Investment Trust No. 1		-	-	1,090
	Shinhan nautic private equity fund 1		-	-	222
	SH Mezzanine Investment Type Private Security Investment Trust No.3		-	-	43
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust		-	-	251
	SH-LS Global Green Way Private Special Asset Investment Trust		-	-	273
	Shinhan Global Green Way European Infrastructure Private Special Asset Investment Trust No.1		-	-	20
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		-	-	521
	SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		-	-	676
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	-	123
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		-	-	733
		₩	572,761	163,152	82,291

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Related party		Investment	Collection	Dividends
Subsidiaries and associates	Shinhan SKS Corporate Recovery Private Equity Fund	₩	9,338	9,983	-
	Neoplux Technology Valuation Investment Fund		-	300	13,738
	Shinhan-Neoplux Energy Newbiz Fund		-	6,776	-
	BTS 2nd Private Equity Fund		2,920	-	-
	Shinhan hyper connect venture fund I		18,000	-	-
	Shinhan hyper future's venture fund I		1,703	-	-
	SBC PFV Co., Ltd.		4,375	-	-
	SONGPA BIZ CLUSTER PFV CO LTD		7,200	-	-
	Techfin ratings Co., Ltd.		27,000	-	-
	One Shinhan Mezzanine Fund 1		10,000	-	-
	Credila Financial Services		250,270	-	-
	Shinhan Private Equity Fund II		-	33,840	11,003
	Korea Credit Bureau		-	-	45
	Goduck Gangil1 PFV Co., Ltd.		-	-	148
	Goduck Gangil10 PFV Co., Ltd.		-	-	149
	Shinhan-Albatross Technology Investment Fund		-	-	5,321
	Shinhan Global Flagship Venture Fund1		18,000	-	-
	One-Shinhan Future's New Technology Investment Fund 1		-	240	-
	Shinhan SG Rail Professional Investment Type Private Special Asset Investment Trust No. 2		144,747	-	19,731
	Shinhan AIM Private Real Estate Investment Trust No.31		-	-	240
	Shinhan Green Energy Growth Engine Private Investment Trust No.1		82	-	-
Entities under common control and associates under common control	SHBNPP Mokpo New Port Professional Investment Type Private Special Asset Investment Trust		-	2,514	121
	SHBNPP Venture Professional Investment Type Private Investment Trust No.1		-	7,566	1,661
	SHINHAN NPS RENEWABLE FUND NO.1		1,426	2,514	822
	SHBNPP Venture Professional Investment Type Private Investment Trust No.2		-	11,862	826
	SHBNPP WTE(Iste To Energy) Professional Investment Type Private Special Asset Investment Trust No.1		3,609	124	1,244
	Shinhan AIM FoF Fund 6		7,350	141	571
	SHBNPP Venture Professional Investment Type Private Investment Trust No.3		3,500	7,956	428
	Shinhan AIM Social Enterprise Investment Fund III		100	-	-
	SH Venture Professional Investment Type Private Investment Trust No.4		14,000	-	-
	SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.3		3,241	280	1,896
	Shinhan Digital New Deal Private Mixed Asset		9,377	223	694
	SH Mezzanine Investment Type Private Security Investment Trust No.3		-	1,734	416
	Shinhan Subway Line No.9 Private Mixed Asset		-	6,855	4,507
	Shinhan AIM FoF Fund 9-C		6,230	60	-
	SH Venture Private Investment Trust No.5		14,000	-	-
	Shinhan Greenway Corporate Investment FUND NO.1		3,000	1,941	-
	SH Brookfield Global Transition Private Special Asset Investment Trust No.2		2,727	-	-
	SH Venture Private Investment Trust No.6		14,000	-	-
	SH-LS Global Green Way Private Special Asset Investment Trust		5,511	-	160

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Related party		Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	Shinhan One Flagship Real Estate Development Fund 1	₩	8,000	-	304
	Shinhan KKR Global Program Private Investment Trust(USD)		7,459	938	706
	SH Dollar Short-term Security Investment Trust No.1[Bond]		150,613	14,932	-
	SH Brookfield Infrastructure Fund V Private Special Asset Investment Trust No.2-A(USD)[FoFs]		1,640	899	288
	SH Special Situation Private Real Estate Feeder Investment Trust No.1		20,319	-	-
	Shinhan Corporate Opportunities Investment Private Mixed Asset Investment Trust		32,807	-	262
	SH Green Infrastructure Private Special Asset Investment Trust No.1		16,390	964	390
	Shinhan Global Green Way European Infrastructure Private Special Asset Investment Trust No.1		7,605	-	-
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust No.2		8,180	-	27
	Shinhan Venture Secondary Private Investment Trust No.1		1,200	-	-
	Shinhan Datacenter Development Private Mixed Asset Investment Trust		27,054	-	-
	Shinhan The Credit Private Mixed Asset Trust No.02		10,000	-	-
	SH Venture Private Investment Trust No.7		10,000	-	-
	Shinhan The Credit Private Mixed Asset Trust No.01		8,000	-	-
	SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		-	21,554	7,404
	SHBNPP BNCT Professional Investment Type Private Mixed Asset		-	18,813	13,116
	SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2		-	77	143
	Mastern Opportunity Seeking Real Estate Fund II		-	2,521	-
	SH Estate Loan Private Investment No.2		14,088	21,289	2,974
	IGIS Private Real Estate Investment Trust 517-1		1,750	-	-
	SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.3		11,272	604	460
	Truston Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.3		607	-	-
	Shinhan-We Venture Debt Fund No.1		990	-	-
	T CORE INDUSTRIAL TECHNOLOGY 1ST VENTURE PEF		-	119	-
	Shinhan-soo secondary Fund		3,150	-	-
	SHINHAN-NEO Core Industrial Technology Fund		-	3,390	128
	SHINHAN-NEO Market-Frontier 2nd Fund		1,500	2,930	-
	Shinhan VC Tomorrow Venture Fund 1		15,000	945	-
	SHINHAN-NEO Market-Frontier 3rd Fund		1,200	-	-
	SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		-	3,374	548
	Penture K-content Fund		3,000	-	-
	Shinhan Asia Mid-Market Growth Fund I		803	-	-
	Shinhan Greenway Corporate Investment FUND NO.2		2,475	-	-

(In millions of Korean won)

41. Related party transactions (continued)

(h) Significant equity transactions (continued)

The details of significant equity transactions with related parties for the years ended December 31, 2025 and 2024 are as follows: (continued)

	December 31, 2024				
	Related party		Investment	Collection	Dividends
Entities under common control and associates under common control (continued)	SH YoungNam LNG Combined Cycle Private Special Asset Investment Trust[Infra business]	₩	-	-	1,474
	SH Long-Term Growth TDF 2035 Security Investment Trust (H) C-s		-	-	21
	Shinhan AIM Investment Finance Specialized Investment Trust No. 1		-	3,321	370
	Shinhan ESG Bond Specialized Investment Trust No. 1		-	-	947
	Shinhan nautic private equity fund 1		-	-	66
	SH Startup Venture Alpha Private Equity Mixed Asset Trust No.2		-	-	169
	Shinhan Infrastructure Development Private Mixed Asset Investment Trust		-	-	127
	SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	460	156
	SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]		-	-	673
	SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust		-	-	929
	Shinhan Dollar Income Private Security Investment Trust No.8(USD)[BOND]		44,100	-	-
		₩	990,908	192,039	95,403

(In millions of Korean won)

41. Related party transactions (continued)

(i) The main types of transactions between the Bank and related parties include deposit transactions, loan transactions, credit offering transactions by local subsidiaries due to the acquisition of L/C opened by the Bank, transactions related to business consignment, overdraft transactions related to credit card funds settlement, and CLS payment service agreement transactions.

(j) For the years ended December 31, 2025 and 2024, the Bank purchased bonds through Shinhan Securities Co., Ltd. at ₩4,598,834 million and ₩7,173,418 million, respectively, while the amount sold is ₩3,398,709 million and ₩2,912,063 million, respectively.

(k) As of December 31, 2025 and 2024, the plan assets deposited in the defined benefit retirement pension plans operated by Shinhan Life Insurance Co., Ltd. amounted to ₩5,290 million and ₩138,777 million, respectively. The plan assets deposited in the defined benefit retirement pension plans operated by Shinhan Securities Co., Ltd. and managed by Shinhan Life Insurance Co., Ltd. amounted to nil and ₩5,921 million as of December 31, 2025 and 2024, respectively. The plan assets deposited in the defined benefit retirement pension plans operated and managed by Shinhan Securities Co., Ltd. as of December 31, 2025 and 2024 are ₩33,349 million and ₩243,521 million, respectively.

(l) As of December 31, 2025 and 2024, the credit card limit contract amount provided by Shinhan Card Co., Ltd., a related party, is ₩65,861 million and ₩67,253 million, respectively.

(In millions of Korean won)

42. Information of trust business

(a) Total assets with trust business as of December 31, 2025 and 2024, and operating revenue for the years ended December 31, 2025 and 2024 are as follows:

		Total assets		Operating revenue	
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Consolidated	₩	3,069,732	3,385,677	167,470	177,961
Unconsolidated		118,253,865	120,287,297	3,015,422	2,802,204
	₩	121,323,597	123,672,974	3,182,892	2,980,165

(b) Significant balances with trust business as of December 31, 2025 and 2024, are as follows:

		December 31, 2025	December 31, 2024
Trust accounts payable	₩	10,206,497	8,501,582
Deposits		5,701	7,163
Accrued asset management fee for trust accounts		57,454	55,778
Accrued interest expense		5,068	4,886

(c) Significant transactions with trust business for the years ended December 31, 2025 and 2024 are as follows:

		December 31, 2025	December 31, 2024
Asset management fee for trust accounts	₩	205,581	191,676
Termination fee		9,352	2,317
Interest expense on deposits		176	264
Interest on trust accounts payable		190,390	227,518

KPMG SAMJONG Accounting Corp.
152, Teheran-ro, Gangnam-gu, Seoul 06236
(Yeoksam-dong, Gangnam Finance Center 27th Floor)
Republic of Korea
Tel +82 (2) 2112 0100
Fax +82 (2) 2112 0101
www.kr.kpmg.com

Independent Auditors' Review Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the shareholders and board of directors of

Shinhan Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Control over Financial Reporting (the "ICFR Report") of Shinhan Bank (the "Bank") as of December 31, 2025. The Bank's management is responsible for designing and maintaining effective ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management's assessment of ICFR, it is stated that: "Based on the assessment of the operational status of the ICFR by Bank's Chief Executive Officer and Internal Accounting Manager, the Bank's ICFR has been effectively designed and is operating as of December 31, 2025, in all material respects, in accordance with the Conceptual Framework for Designing and Operating Internal Control over Financial Reporting (the "Conceptual Framework") issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the "ICFR Committee")."

We conducted our review in accordance with ICFR Review Standards issued by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Bank's ICFR Report is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank's ICFR, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.

A company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards ("K-IFRS"). A company's ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements in the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review of the Bank's ICFR Report, nothing has come to our attention that causes us to believe that the ICFR Report as of December 31, 2025 is not prepared in all material respects, in accordance with the Standards for Evaluation and Reporting of Internal Control over Financial Reporting issued by the ICFR Committee.

This report applies to the Bank's ICFR in existence as of December 31, 2025. We did not review the Bank's ICFR subsequent to December 31, 2025. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.
Seoul, Korea
March 3, 2026

Notice to Readers This report is annexed in relation to the audit of the separate financial statements as of and for the year ended December 31, 2025.

Report on the Operations of Internal Control over Financial Reporting

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer and the Internal Accounting Manager of Shinhan Bank Co., Ltd. ("the Company"), assessed operating status of the Company's Internal Control over Financial Reporting ("ICFR") for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company's management, including the Chief Executive Officer and the Internal Accounting Manager (collectively, "We", "Our" or "Us").

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause material misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting' established by the Operating Committee of Internal Control over Financial Reporting in Korea (the "ICFR Committee")' as the criteria for design and operation of the Company's ICFR. And we conducted an evaluation of ICFR based on the 'Enforcement Rule of the Regulations on External Audit and Accounting – Annex 6: Standards for the Evaluating and Reporting of ICFR'.

Based on our assessment, we concluded that the Company's ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the 'Conceptual Framework for Designing and Operating Internal Control over Financial Reporting'.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient due care.

(Attachment)

◦ Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

February 26, 2026

Jung, Sanghyuk (Jung, Sanghyuk)
Chief Executive Officer

Kang, Yeonghong (Kang, Yeonghong.)
Internal Accounting Manager

(Attachment) Internal control activities performed by the Company to address fund-related fraud risks, including embezzlement

The Company designs and operates its internal accounting control system in accordance with the "Framework for the Design and Operation of ICFR" to prevent and detect errors or fraudulent acts that could result in material misstatements in the financial statements.

Internal control activities performed by the Company as disclosed below are an integrated and summarized description of the major control activities directly related to preventing or detecting fund-related fraud risks, such as embezzlement, that are operated by the Company in accordance with the 'Guidelines for the Assessment and Reporting of ICFR' established and amended by the Financial Supervisory Service.

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
Entity Level Control	**(Attestation of compliance with the Code of Ethics)** Management operates internal policies that require executives and employees to understand and attest to their obligations under the Code of Ethics, and identifies and monitors violations of the Code of Conduct or the Code of Ethics through compliance-monitoring functions, internal audit functions, and ethics and compliance programs	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department, August 2025, January 2026)
	(Risk Analysis and Response) Management considers the potential significance of operational risks through risk-profile analysis, identifies the causes of each operational risk issue, and designs internal controls accordingly	As a result of the test, no material weaknesses were identified (Risk Engineering Department, August 2025, January 2026)
	(Continuous Monitoring and Operation of Mandatory Leave Policy) Management operates ongoing fraud-mitigation procedures, such as continuous monitoring and the mandatory leave policy, considering the potential for fraud arising from incentives and pressures	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department, August 2025, January 2026)
	(Segregation of Duties) Management formalizes assigned job authorities and responsibilities in internal policies, clearly distinguishing inherent authorities from delegated responsibilities	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department and 1 other department, August 2025, February 2026)
	(Compliance Whistleblowing Policy) Management operates multiple channels for compliance reporting and implements protective measures for whistleblowers, including confidentiality and prohibition of disadvantageous treatment	As a result of the test, no material weaknesses were identified (Compliance Management Department, Audit Department, August 2025, January 2026)
	(Conduct of Internal Audits) Guidelines related to internal audits are formalized into internal policies and procedures and are operated accordingly, and issues identified as a result of internal audits are subject to complete follow-up management and reporting	As a result of the test, no material weaknesses were identified (Audit Department, Compliance Department and 1 other department, August 2025, January 2026)
	(Job Rotation Program) Management operates a job rotation program that limits long-term assignments, taking into consideration the possibility of fraud arising from incentives and pressures	As a result of the test, no material weaknesses were identified (Compliance Management Department, Compliance Department, August 2025, January 2026)
Funds Control	**(Segregation of Duties for Credit Operations)** Duties related to credit execution are segregated between solicitation and application, and review and approval (presented on an integrated basis; control owners: Department heads of Credit Service Development Department and Merchant Banking Department)	As a result of the test, no material weaknesses were identified (Credit Service Development Department, Merchant Banking Department, August 2025, January 2026)
	(Credit Review) The credit review officer, when conducting a credit review, verifies the requested amount, interest rate, maturity, and other key terms and conditions of the credit application as stated in the credit review memorandum, and approves the transaction after assessing the appropriateness of credit execution	As a result of the test, no material weaknesses were identified (Corporate Credit Analysis & Assessment Department, Retail Credit Analysis & Assessment

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(presented on an integrated basis; control owners: Department heads of Corporate Credit Analysis & Assessment Department and Retail Credit Analysis & Assessment Department and 8 other departments)	Department and 8 other departments, September 2025, January 2026)
	(Credit Transaction Approval) The credit transaction officer, when executing a credit transaction, reconciles and verifies the consistency between the information entered into the system and the documents approved through the credit review process, and approves the transaction upon confirmation (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion Department 2 and 15 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 15 other departments, September 2025, February 2026)
	(Special Credit Management) The officer responsible for managing NPLs reviews supporting documentation related to procedures such as collection, sale, restructuring, or write-offs, examines the appropriateness of the associated amounts, and grants approval accordingly (presented on an integrated basis; control owners: department heads of Corporate Credit Support Department and Credit Collection Department)	As a result of the test, no material weaknesses were identified (Corporate Credit Support Department, Credit Collection Department, August 2025, February 2026)
	(Credit Monitoring) Officers of the credit-handling departments and the credit-supervisory departments perform monitoring over the credits under their management (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion 2 and 3 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 3 other departments, September 2025, January 2026)
	(Segregation of Duties for Financial Instrument Transactions) The employee responsible for entering transaction details and the officer approving vouchers are segregated, and the officer authorizing transaction execution is also segregated from the officer approving vouchers (applicable transactions: securities and derivatives) (presented on an integrated basis; control owners: department heads of Settlement Department and Trust Business Solution Department and 6 other departments)	As a result of the test, no material weaknesses were identified (Settlement Department, Trust Business Solution Department and 6 other departments, August 2025, February 2026)
	(Securities Transaction Approval) The securities transaction officer approves transactions after reconciling and verifying the consistency between the details entered in the system and the relevant supporting documents for securities trading, as well as for the receipt of dividends and interest (presented on an integrated basis; control owners: department heads of Settlement Department and Trust Business Solution Department and 9 other departments)	As a result of the test, no material weaknesses were identified (Settlement Department, Trust Business Solution Department and 9 other departments, September 2025, February 2026)
	(Securities Existence Verification) Physical securities are kept in locations with restricted physical access, and the responsible officer of the relevant department or inspection department periodically reviews and approves the reconciliation of system-recorded securities balances with the physical holdings and supporting documents by external custodians to verify their appropriateness (presented on an integrated basis; control owners: department heads of Settlement Department and Trust Business Solution Department and 3 other departments)	As a result of the test, no material weaknesses were identified (Settlement Department, Trust Business Solution Department and 3 other departments, September 2025, February 2026)
	(Derivatives Transaction Approval) The derivative transaction officer reconciles the information entered into the system with the relevant supporting documents for the trading transaction and grants approval after confirming their consistency (presented on an integrated basis; control owners: department heads of Securities Investment & Trading Department and Treasury Department and 7 other departments)	As a result of the test, no material weaknesses were identified (Securities Investment & Trading Department, Treasury Department and 7 other departments September 2025, February 2026)
	(Derivatives Settlement Approval) The derivative settlement officer reconciles the information entered into the system with the relevant supporting documents for clearing and settlement, and grants approval after confirming their consistency (control owners: department head of Settlement Department)	As a result of the test, no material weaknesses were identified (Settlement Department, August 2025, February 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Branch Daily Closing) At the end of each business day, the branch officer grants approval after reviewing the reconciliations that verify the consistency between the system-recorded cash-on-hand balances and the physical cash held at teller counters, ATMs, and other cash-handling facilities (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion Department 2 and 4 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 4 other departments, September 2025, January 2026)
	(Deposit Transaction Approval) For over-the-counter deposit transactions, branch employees verify that all required information is properly completed and approve deposits, withdrawals, and transfers, while the responsible officer performs additional review and approval for transactions exceeding a specified amount (presented on an integrated basis; control owners: department heads of Sales Promotion Department 1 and Sales Promotion Department 2 and 5 other departments)	As a result of the test, no material weaknesses were identified (Sales Promotion Department 1, Sales Promotion Department 2 and 5 other departments, September 2025, January 2026)
	(Funding and Repayment Approval) The officer responsible for funding and repayment activities reviews and verifies the issuance and funding terms, amounts, and other relevant conditions, and approves the transactions after assessing their appropriateness (presented on an integrated basis; control owners: department heads of Settlement Department and Treasury Department)	As a result of the test, no material weaknesses were identified (Settlement Department, Treasury Department, August 2025, February 2026)
	(Segregation of Duties - Other Treasury Transactions) The employee responsible for fund disbursement are segregated from the approvers, and the employee responsible for fund disbursement are also segregated from those responsible for posting accounting vouchers (control owners: department head of Settlement Department)	As a result of the test, no material weaknesses were identified (Settlement Department, August 2025, February 2026)
	(Other Treasury Transaction Approval) The officer responsible for fund disbursement performs approval controls that may include the following: (i) approval of the registration or modification of counterparty information after reconciling and verifying the consistency between the counterparty information entered into the system and the relevant supporting documents; and/or (ii) approval of fund receipts, disbursements, or transfers, the officer approves the transaction after reconciling and verifying the consistency between the information stated in the payment approval document—including the amount, counterparty, and payment account—and the corresponding supporting documents (presented on an integrated basis; control owners: department heads of Settlement Department and Investment Solution Department and 2 other departments).	As a result of the test, no material weaknesses were identified (Settlement Department, Investment Solution Department and 2 other departments, August 2025, February 2026)
	(Cash and Due from Banks Management Approval) The officer responsible for fund management approves deposit subscriptions, terminations, and withdrawals after verifying key items such as the amount, interest rate, and maturity stated in supporting documents, including approval requests and transaction statements, and reviewing their appropriateness (control owners: department head of Treasury Department)	As a result of the test, no material weaknesses were identified (Treasury Department, August 2025, January 2026)
	(Management of Important Physical Assets such as Corporate Seals) Important physical items—such as corporate seals—are stored in locations with restricted physical access. The officer responsible for managing these items verifies that approval has been obtained from the officer of the requesting department for seal use, assesses the appropriateness of the intended purpose, and then grants approval and authorizes its use (control owners: department head of Secretariat Office)	As a result of the test, no material weaknesses were identified (Secretariat Office, August 2025, January 2026)

Type	Internal control activities performed by the Company	Results of the Assessment of Design and Operation Effectiveness
	(Reconciliation of Cash and Due from Bank Balances) The officer responsible for managing cash and deposit balances reviews the reconciliation performed between the system-recorded deposit balances and the balances of each bank account, assesses their consistency, and grants approval accordingly (presented on an integrated basis; control owners: department heads of Settlement Department and Work Innovation Department)	As a result of the test, no material weaknesses were identified (Settlement Department, Work Innovation Department, August 2025, February 2026)
	(System Ledger Change Approval) The employee responsible for system ledger changes confirms that the change request has been approved by the officer of the requesting department and performs the requested change. The officer responsible for system ledger changes then reviews the appropriateness of the change and grants final approval (control owners: department head of Tech Audit Office)	As a result of the test, no material weaknesses were identified (Tech Audit Office, August 2025, January 2026)

(*) The Company designates assessors who are not the control operators of the same department to conduct assessments of the design and operation effectiveness. The test results performed by each department are additionally reviewed by the department responsible for ICFR Team to enhance independence and expertise.